As filed with the Securities and Exchange Commission on May 16, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SunPower Corporation

(Exact name of registrant as specified in its charter)

Delaware	3674	94-3008969
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3939 North First Street

San Jose, California 95134

(408) 240-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas H. Werner

Chief Executive Officer

SunPower Corporation

3939 North First Street

San Jose, California 95134

(408) 240-5500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert T. Clarkson, Esq. R. Todd Johnson, Esq. Stephen E. Gillette, Esq. Jones Day 2882 Sand Hill Road, Suite, 240 Menlo Park, California 94025 (650) 739-3939	Larry W. Sonsini, Esq. Matthew W. Sonsini, Esq. Wilson, Sonsini, Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Thomas J. Ivey, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A Common Stock, par value $0.001 per share	8,050,000	$34.73	$279,576,500	$29,914

(1)	Includes 1,050,000 shares of class A common stock to be sold upon exercise of the underwriters’ over-allotment option, if any.
(2)	The stock price of $34.73 per share, which was the average of the high and low prices of the Registrant’s class A common stock on the Nasdaq National Market on May 15, 2006, is set forth solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 16, 2006

7,000,000 Shares

Class A Common Stock

We are selling 7,000,000 shares of class A common stock. Our class A common stock is listed on The Nasdaq National Market under the symbol “SPWR.” The last reported sale price of our common stock on May 12, 2006 was $36.39 per share.

We have two classes of authorized common stock: class A common stock and class B common stock. Only Cypress Semiconductor Corporation, or Cypress, its successors in interest and its subsidiaries may hold shares of our class B common stock unless Cypress distributes its shares of class B common stock to its stockholders in a tax-free distribution. The rights of the holders of class A and class B common stock are substantially similar, except with respect to voting, conversion and other protective provisions as set forth in this prospectus. The holders of class B common stock are entitled to eight votes per share and the holders of class A common stock are entitled to one vote per share. Each share of class B common stock is convertible into one share of class A common stock at any time and will so convert automatically on any transfer unless Cypress distributes its shares of class B common stock to its stockholders in a tax-free distribution. In the event that Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress has not effected a tax-free distribution of our class B common stock to its stockholders prior to that time, each outstanding share of class B common stock will automatically convert into one share of class A common stock.

The underwriters have an over-allotment option to purchase a maximum of 1,050,000 additional shares of class A common stock from us on the same terms and conditions as set forth below if the underwriters sell more than 7,000,000 shares in this offering.

Investing in our class A common stock involves risks. See “ Risk Factors” beginning on page 10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to SunPower
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of class A common stock will be made on or about             , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Lehman Brothers

Deutsche Bank Securities

Cowen and Company

First Albany Capital

Jefferies & Company

The date of this prospectus is May     , 2006

SUNPOWER

SunPower 215 watt solar panel

SunPower solar panels used in a 12 kilowatt rooftop system, California

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell securities. The information in this document may only be accurate on the date of this document.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 (which includes exhibits) that we filed with the Securities and Exchange Commission, or the SEC, covering the shares of common stock to be issued in connection herewith. This prospectus does not contain all information contained in the registration statement, certain parts of which are omitted in accordance with the SEC’s rules and regulations. Statements made in this prospectus as to the contents of any other document (including exhibits to the registration statement) are not necessarily complete. You should review the document itself for a thorough understanding of its contents. The registration statement and amendments thereto can be read and reviewed on the SEC’s website located at www.sec.gov or at the SEC offices mentioned under the heading “Where You Can Find More Information” on page 107.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The SEC allows us to “incorporate by reference” the information that we file with it, meaning we can disclose important business, financial and other information to you by referring you to those documents already on file with the SEC that contain that information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the following documents which we have filed with the SEC pursuant to the Securities Exchange Act of 1934, or the Exchange Act:

•	Our annual report on Form 10-K for the year ended December 31, 2005;

•	Our quarterly report on Form 10-Q for the three months ended March 31, 2006;

•	Our current reports on Form 8-K filed on March 14, 2006, March 24, 2006 (regarding Photovoltaic Module Master Supply Agreement); March 24, 2006 (regarding 2006 Key Employee Bonus Plan); and May 1, 2006 (except the information set forth under Item 7.01); and

•	Our proxy statement for our annual meeting of stockholders, filed with the SEC on April 12, 2006, referred to herein as our 2006 Proxy Statement.

Any statement incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement.

We will provide to you a copy of any or all of the above filings that have been incorporated by reference in this prospectus, excluding exhibits to those filings, upon your request, at no cost. Any request may be made by writing or calling us at the following address or telephone number:

SunPower Corporation

3939 North First Street

San Jose, California 95134

Attention: Emmanuel Hernandez, Corporate Secretary

Telephone: (408) 240-5500

In addition, you may access all of the above filings on our website at www.sunpowercorp.com. Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus any of the information included on our website.

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PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the class A common stock being sold in this offering and our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

Our Company

We design, develop, manufacture, market and sell solar electric power products, systems and services. Our products are based on our proprietary processes and technologies. We have spent more than 15 years developing high performance solar cells, which are semiconductor devices that directly convert sunlight into electricity. We believe our solar cells have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity, available for the mass market. We also believe our solar cells provide the following benefits compared with conventional solar cells:

•	Superior performance, including the ability to generate up to 50% more power per unit area;

•	Superior aesthetics, with our uniformly black surface design which eliminates highly visible reflective grid lines and metal interconnect ribbons; and

•	Efficient use of silicon, a key raw material used in the manufacture of solar cells.

We offer solar power products, including solar cells, solar panels and inverters, which convert sunlight to electricity compatible with the utility network. Our initial solar sales efforts have been focused on residential and commercial applications where the high performance and superior aesthetics of our solar power products provide compelling customer benefits. We are also selling products for multi-megawatt solar power plant applications that mount our products on moving structures that track the sun. We sell our products in many countries, principally in regions where government incentives have accelerated solar power adoption.

We produce our solar cells at our manufacturing facility in the Philippines. We currently operate three 25 megawatts per year solar cell production lines in the Philippines, and we are adding an additional 33 megawatts per year production line, which is expected to increase the total rated production capacity to approximately 108 megawatts per year by the end of 2006. We recently began construction of a second solar cell manufacturing facility next to our existing facility. This second facility is designed to house up to six additional production lines for an aggregate rated production capacity in that facility of approximately 200 megawatts per year. We expect production in the new facility to start in 2007. Our solar panels are assembled for us by a third-party subcontractor in China. We expect to increase the number of solar panels assembled by this third-party subcontractor. We also expect to supplement this assembly with capabilities from an automated solar panel assembly line with an expected rated capacity of 30 megawatts per year that we are currently installing in a building near our existing solar cell facility in the Philippines. We intend to commence solar panel production at this new automated facility during the second half of 2006. The new building is large enough to accommodate two additional lines which, if we elect to add them, would give us an expected aggregate rated production capacity of 90 megawatts per year in that facility. Our systems in North America also include branded inverters manufactured for us by a sole provider.

We currently sell our solar power products in Europe, Asia and North America to system integrators and original equipment manufacturers, or OEMs. In North America, we are selling to a network of 25 independent dealer/installers for the residential market. We sell these dealer/installers solar panels and inverters and offer services, including rebate financing, delivery and logistics, and installer training.

In addition, we offer imaging detectors based on our solar power technology primarily for medical imaging applications. Our imaging detectors are manufactured for us by Cypress and are processed and tested in our

California facilities. We sell our imaging detectors to OEMs. We also offer infrared detectors based on our high performance all back contact technology primarily for use in computing and mobile phone applications.

We commenced commercial production of our solar cells in late 2004. We generated total combined revenue of $10.9 million in fiscal 2004 and total revenue of $78.7 million in fiscal 2005. We have incurred operating losses since inception, and we incurred a net loss of $15.8 million for the year ended December 31, 2005. For the three-month period ended March 31, 2006, we had revenue of $42.0 million and an operating loss of approximately $0.7 million. For the twelve-month period ended March 31, 2006, we had revenue of $109.6 million and an operating loss of approximately $8.2 million. As of March 31, 2006, we had an accumulated deficit of approximately $58.3 million.

Market Opportunity

The electric power industry is one of the world’s largest industrial segments, with annual revenue of approximately $1.06 trillion in 2004, according to Datamonitor. Global electricity demand has grown consistently at a rate of 1% to 4% annually for the past decade, according to the Energy Information Administration of the United States Department of Energy, or EIA. Worldwide demand for electricity is expected to increase from 14.3 trillion kilowatt hours in 2002 to 26.0 trillion kilowatt hours by 2025, according to the United States Department of Energy’s International Energy Outlook. Investments in generation, transmission and distribution to meet growth in electricity demand, excluding investments in fuel supply, are expected to be roughly $10 trillion by 2030, according to the International Energy Agency, or IEA. However, fossil fuel supply constraints, infrastructure limitations, the desire for energy security and environmental concerns pose a challenge to meeting this growing worldwide electricity demand. The use of renewable resources, which include solar, biomass, geothermal, hydroelectric and wind power generation, has grown significantly in response to the challenges associated with growing global electricity production. As opposed to fossil fuels which draw on finite resources that may eventually become too expensive to retrieve, renewable resources are generally unlimited in availability.

Solar power technology has been used to generate electricity in space program applications for several decades and in commercial applications over the last 30 years. Increasingly, government incentive programs are accelerating the adoption of solar power. Since 1985, the market for solar power, as defined by worldwide shipments of solar power systems, has grown at a compound annual growth rate of over 20%, according to Navigant, a consulting firm. The global solar power market, as defined by solar power system installations, had an estimated $10 billion in revenue in 2005 and is expected to grow to $19 billion by 2010, according to SolarBuzz, a research and consulting firm.

While the cost of solar power has declined steadily over the past 30 years, it still remains more expensive than other power sources in applications without the support of government incentive programs. In addition, the solar market is dependent on polysilicon, an essential raw material. Currently, there is an industry-wide shortage of polysilicon, which has resulted in significant price increases. The aesthetic appearance of solar panels may limit the adoption of solar power products, particularly among residential customers. Historically, residential customers have resisted solar power products, in part, because most solar panels are perceived as unattractive.

Our Strengths

We believe we are a leader in producing high performance solar cells. We believe our competitive advantages include:

•	Superior Conversion Efficiency. We believe our solar cells have the highest conversion efficiency available for the mass market. Our proprietary all back contact design results in conversion efficiencies up to 50% higher per unit area than conventional solar cells. This superior conversion efficiency results in decreased per watt panel packaging and installation costs and provides greater power generation on a given rooftop space.

•	Superior Aesthetics. Because all electrical contacts are located on the back, our solar cells have a uniformly black appearance that allows our solar panels to blend into customers’ rooftops. We believe our solution appeals to residential customers seeking more aesthetically appealing solutions.

•	Efficient Silicon Utilization. We believe our superior conversion efficiency allows us to use less silicon to generate the same amount of electricity as conventional solar cells of the same size. Based on third-party data, the solar industry’s average rate of polysilicon usage is estimated to range from 10.5 grams of polysilicon per watt to 11.5 grams of polysilicon per watt. Our rate of consumption, as calculated by us, is approximately eight grams of polysilicon per watt. This provides our solar cells with more efficient utilization of polysilicon, as defined by grams of polysilicon per watt, than that of conventional solar cells. Efficient utilization of silicon is important because silicon wafers represent a significant cost component in the production of solar cells.

•	Ease of Assembly. Our proprietary solar cell architecture simplifies panel assembly, allowing for backside connections, versus the traditional interconnect weaving process. We believe our architecture reduces the complexity and cost of assembling solar panels.

•	Manufacturing Advantages. We manufacture our solar cells at our facility in the Philippines, a low-cost production region. In addition, we believe our background and expertise in the semiconductor industry enables us to improve our manufacturing yields, cost, quality and product ramp predictability.

•	Brand Awareness. We believe SunPower is increasingly recognized as a technology leader within the solar industry and with end-users, and that our customers associate our brand with a combination of product benefits, including high efficiency, superior product appearance and superior system performance.

•	Strong Management Team. Our management team has a diverse set of industry skills and global operating experience, including backgrounds spanning the solar, semiconductor and optical media industries, as well as expertise running high-volume, low-cost manufacturing operations and complex organizations and managing rapid growth. Our executive officers have an average of over 25 years of experience in the solar or high technology industries.

Our ability to maintain our competitive advantage is dependent on several factors, including the availability of polysilicon and other key components from third-party suppliers, uninterrupted operations at our Philippines facility, our ability to expand our customer base, our ability to grow our manufacturing capacity in line with increasing demand, our ability to compete, the market for solar power and our ability to retain key personnel and other factors set forth in “Risk Factors.”

Our Strategy

Our principal objective is to be the leader in high performance solar power products. We plan to achieve this objective by pursuing the following strategies:

•	Maintain our Technology Advantage and Reduce Manufacturing Costs. We believe that our all back contact solar cell technology currently provides us with a competitive advantage. We intend to invest in research and development to improve solar cell efficiency and lower manufacturing costs. We intend to continue investing in our equipment and processes to reduce wafer thickness, improve throughput, processing yield and quality.

•

Continue Expanding Manufacturing Capacity.    We have three solar cell manufacturing lines with an approximate annual production capacity of 75 megawatts, which is equivalent to over 24 million A-300 solar cells per year. We are adding an additional 33 megawatts per year production line, which is expected to increase the total rated production capacity to approximately 108 megawatts per year by the end of 2006. We recently began construction of a second solar cell manufacturing facility next to our existing facility. This second facility is designed to house up to six additional production lines for an aggregate rated production capacity in that facility of approximately 200 megawatts per year. We expect production in the new facility to start in 2007. We expect to supplement our solar panel assembly with capabilities from an automated solar panel assembly line with an expected rated capacity of 30 megawatts per year that we are currently installing in a building near our existing solar cell facility in the Philippines. We intend to commence solar panel production at this new automated facility by the end of 2006. The new building is large enough to accommodate two additional lines which, if we elect to add them, would give us an expected aggregate rated production capacity of 90 megawatts per year in that facility.

•	Reduce our Dependence on Market Incentives. Most of our current customers operate in markets that depend on a variety of government incentives to reduce the cost of solar power systems to end customers. In the short term, we intend to diversify our customer and market base to reduce our exposure to any single market’s government incentive programs. Over the long term, we believe that our high efficiency solar cell technology and advanced manufacturing systems will allow us to reduce solar power system cost to reduce or eliminate the need for these market incentives.

•	Continue Building a Leading Brand. We believe establishing strong brand name recognition is important to address the mass market. We intend to differentiate our brand by emphasizing a combination of product benefits, including high efficiency, superior product appearance and superior system performance.

•	Pursue Targeted Strategic Opportunities. We intend to make selected investments, enter into joint ventures and pursue acquisitions to broaden our supply-chain opportunities, increase the efficiency of the downstream channel and reduce the cost of products delivered to end customers.

Our Corporate History

We were incorporated in 1985 by Dr. Richard Swanson to develop and commercialize high-efficiency photovoltaic, or solar, cell technology. Our solar cells were initially used in solar concentrator systems, which concentrate sunlight using reflective dish systems. From 1988 to 2000, we focused our efforts on developing our high-efficiency solar cells and marketing our infrared detectors. In 2001, NASA used our solar cells in the Helios solar-powered airplane to achieve a world record powered-flight altitude of 96,863 feet. The initial public offering of our class A common stock occurred in November 2005, at which time our class A common stock commenced trading on The Nasdaq National Market.

Our headquarters are located at 3939 North First Street, San Jose, California 95134 and our telephone number is (408) 240-5500. Our website is www.sunpowercorp.com. SunPower is our registered trademark and the SunPower logo is our trademark. This prospectus also includes trade names, trademarks and service marks of other companies and organizations.

Our Relationship with Cypress Semiconductor Corporation

Cypress made a significant investment in us in 2002. On November 9, 2004, Cypress completed a reverse triangular merger with us in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of our then outstanding shares of capital stock but leaving our unexercised warrants and options outstanding.

Cypress holds, in the aggregate, 52,033,287 shares of class B common stock, representing approximately 85% of our total outstanding shares of common stock. Cypress also holds approximately 98% of the voting power of our total outstanding capital stock, as our class B common stock has eight votes per share compared to one vote per share for our class A common. Cypress may convert its class B common stock into class A common stock at any time. Cypress has advised us that it does not have any current plans to distribute to its stockholders the shares of our class B common stock that it beneficially owns, although it may elect to effect such a distribution in the future. However, Cypress has agreed not to sell or distribute any of its shares of our common stock without the prior consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. until 90 days after the date of this prospectus.

We have entered into various agreements with Cypress including a master separation agreement, an employee matters agreement, a tax sharing agreement, a master transition services agreement, a wafer manufacturing agreement, a lease for certain manufacturing assets, an investor rights agreement, and an indemnification and insurance matters agreement. Our lease of a Cypress facility which we use for manufacturing in the Philippines contains an option for us to purchase the facility. See the caption entitled “Arrangements between SunPower Corporation and Cypress Semiconductor Corporation” in our 2006 Proxy Statement, which is incorporated herein by reference for more detail on our other related transactions with Cypress. On May 15, 2006 we entered into a lease of our 43,732 square foot headquarters, which is located in a building owned by Cypress in San Jose, California. Aggregate future minimum payments to Cypress total $5.1 million over the five-year term of the lease.

We have entered into a tax sharing agreement with Cypress under which we and Cypress agree to indemnify one another for certain taxes and similar obligations that the other party could incur under certain circumstances. Under the tax sharing agreement, after we cease to be a member of Cypress’ consolidated, combined or unitary group for federal or state income tax purposes, which will occur for federal income tax purposes upon completion of this offering, as and to the extent that we become entitled to utilize on our separate tax returns portions of those credit or loss carryforwards existing as of such date, we will distribute to Cypress the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized and the amount of any credit carryforwards so utilized. We will distribute these amounts to Cypress in cash or in our shares, at our option. As of May 15, 2006, the estimated amount payable to Cypress under the tax sharing agreement as a result of a tax deconsolidation for federal income tax purposes would be approximately $15 million. We expect this offering to result in a tax deconsolidation for federal income tax purposes. For a more complete description of the tax sharing agreement, please see the section entitled “Arrangements between SunPower Corporation and Cypress Semiconductor Corporation—Tax Sharing Agreement” in our 2006 Proxy Statement, which is incorporated herein by reference.

Cypress designs, develops, manufactures, markets and sells a broad range of silicon-based products and solutions for various markets including consumer, computation, data communications, automotive and industrial. Leveraging proprietary silicon processes and manufacturing expertise and a strong commitment to customer service and performance-based process and manufacturing expertise, Cypress’ product portfolio includes a selection of wired and wireless universal serial bus devices, complementary metal oxide semiconductor image sensors, timing solutions, network search engines, specialty memories, high-bandwidth synchronous and micro-power memory products, optical solutions, reconfigurable mixed-signal arrays. Cypress stock is traded on the New York Stock Exchange under the symbol “CY.”

THE OFFERING

Class A common stock offered by us	7,000,000 shares

Class A common stock to be outstanding after this offering	16,253,596 shares

Class B common stock to be outstanding after this offering	52,033,287(1) shares, representing approximately 76% of our total outstanding shares of capital stock and 96% of the voting power of our outstanding capital stock.(2)

Total common stock to be outstanding after this offering	68,286,883 shares

Voting rights

We have two classes of authorized common stock: class A common stock and class B common stock. Only Cypress, its successors in interest and its subsidiaries may hold shares of class B common stock unless Cypress distributes its shares of class B common stock to its stockholders in a tax-free distribution. The rights of the holders of class A and class B common stock are substantially similar, except with respect to voting, conversion and other protective provisions as set forth in this prospectus. The holders of class B common stock are entitled to eight votes per share and the holders of class A common stock are entitled to one vote per share. Each share of class B common stock is convertible into one share of class A common stock at any time. In the event that Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress has not effected a tax-free distribution of our class B common stock to its stockholders prior to that time, each outstanding share of class B common stock will automatically convert into one share of class A common stock. See “Description of Capital Stock.”

Use of proceeds

We will use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and potentially for further expansion of our Philippines’ manufacturing facilities. We may also use approximately $10 million of the proceeds to purchase our Philippines manufacturing facility from Cypress, which we have the option to do under our lease agreement. In addition, we may use proceeds of this offering for the acquisition of, or investment in, complementary businesses, technologies or other assets, and also to invest in joint ventures. We may undertake such transactions in furtherance of our strategy to broaden our supply-chain opportunities, increase the efficiency of the downstream channel and reduce the cost of our products delivered to

(1)	All shares of class B common stock are currently held by Cypress. Only Cypress, its successors in interest and its subsidiaries may hold shares of our class B common stock unless Cypress distributes its shares of class B common stock to its stockholders in a tax-free distribution.
(2)	A 10% change in the number of shares of class A common stock sold in this offering would result in changes of approximately 0.8% and 0.2% in the percentages that the class B common stock represents of our total outstanding shares and the voting power of our outstanding capital stock, respectively.

end customers. We may also use a portion of the proceeds for prepayments to vendors of polysilicon, ingots and wafers. See “Use of Proceeds.”

Nasdaq National Market symbol	“SPWR”

The number of shares of class A and class B common stock to be outstanding immediately after this offering is based upon 16,253,596 shares of class A common stock outstanding after this offering and 52,033,287 shares of class B common stock outstanding as of March 31, 2006 and excludes:

•	6,332,549 shares of class A common stock issuable upon the exercise of options outstanding as of March 31, 2006, at a weighted average exercise price of $3.54 per share; and

•	106,839(1) shares of class A common stock reserved for future issuance as of March 31, 2006 under our 2005 Stock Incentive Plan.

The 1996 Stock Plan and 1988 Incentive Stock Plan were terminated on November 22, 2005. No shares of our class A common stock remain available under the 1996 Stock Plan or our 1988 Incentive Stock Plan other than for satisfying exercises of stock options granted under this plan prior to its termination.

We have also adopted our 2005 Stock Unit Plan, under which our board of directors awards participants the right to receive cash payments from us in an amount equal to the appreciation in our stock between the award date and the date the employee redeems the award. A maximum of 100,000 stock units may be subject to stock unit awards granted under this plan and as of March 31, 2006, approximately 60,000 units have been granted.

Unless otherwise stated, all information in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

(1)	On May 4, 2006, our stockholders approved an additional 250,000 shares which are reserved for issuance under the 2005 Stock Incentive Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

On November 9, 2004, Cypress completed a reverse triangular merger with us in which each share of our then outstanding capital stock not owned by Cypress was valued at $3.30 per share and exchanged for an equivalent number of shares of Cypress common stock. This merger effectively gave Cypress 100% ownership of all of our then outstanding shares of capital stock but left our unexercised warrants and options outstanding. This transaction resulted in the “push down” of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting. See note 2 of the notes to our audited consolidated financial statements. The consolidated balance sheet and statements of operations data in this prospectus prior and up to November 8, 2004, refer to the Predecessor Company and this period is referred to as the pre-merger period, while the consolidated balance sheet and statements of operations data subsequent to November 8, 2004 refer to the Successor Company and this period is referred to as the post-merger period. A black line has been drawn between the accompanying financial statements to distinguish between the pre-merger and post-merger periods.

The consolidated balance sheet data as of December 31, 2004 and 2005, and the consolidated statements of operations data for the fiscal year ended December 31, 2003, the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004 and the fiscal year ended December 31, 2005 set forth in the table below have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 2006 and the consolidated statements of operations data for the three months ended March 31, 2005 and 2006 set forth in the table below have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

Our audited and unaudited consolidated financial statements include allocations of certain Cypress expenses, including centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. The expense allocations have been determined on bases that we and Cypress considered to be reasonable reflections of the utilization of services provided or the benefit received by us. The financial data included in this discussion and in our audited and unaudited consolidated financial statements may not be indicative of our consolidated financial position, operating results, changes in equity and cash flows in the future, or what they would have been had we been a separate stand-alone entity during the periods presented. See note 3 of the notes to our consolidated financial statements and note 6 of the notes to our unaudited consolidated financial statements for additional information on our relationship with Cypress.

On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment,” or SFAS No. 123(R), which required us to measure the compensation costs of share-based compensation arrangements based on the grant date fair value and reorganize the costs in the financial statements over the period during which the employees are required to provide services. During the three months ended March 31, 2006, our stock-related compensation charges totaled approximately $1.4 million.

In fiscal 2003, we began to report our results of operations on the basis of 52 or 53-week fiscal years, ending on the Sunday closest to December 31. Fiscal 2003 ended on December 28, 2003 and included 52 weeks. The combined periods of fiscal 2004 ended on January 2, 2005 and included 53 weeks. Fiscal 2005 ended on January 1, 2006 and included 52 weeks. Our fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year in which the additional week falls into the fourth quarter of that fiscal year. For presentation purposes only, the audited and unaudited consolidated financial statements and notes refer to the calendar year-end and month-end of each respective period.

	Predecessor Company		Successor Company
	Year Ended Dec. 31, 2003	Jan. 1 Through Nov. 8, 2004	Nov. 9 Through Dec. 31, 2004	Year Ended Dec. 31, 2005	Three Months Ended
					March 31, 2005	March 31, 2006
	(in thousands, except per share data)
Consolidated Statements of Operations Data
Revenue	$5,005	$6,830	$4,055	$78,736	$11,092	$41,958

Costs and expenses:
Cost of revenue	4,987	9,498	6,079	74,353	13,093	36,266
Research and development	9,816	12,118	1,417	6,488	1,667	1,996
Sales, general and administrative	3,238	4,713	1,111	10,880	1,800	4,381

Total costs and expenses	18,041	26,329	8,607	91,721	16,560	42,643

Operating loss	(13,036)	(19,499)	(4,552)	(12,985)	(5,468)	(685)
Interest income (expense)	(1,509)	(3,759)	(1,072)	(3,185)	(1,786)	834
Other income (expense), net	—	(44)	15	377	17	137

Income (loss) before income tax provision	(14,545)	(23,302)	(5,609)	(15,793)	(7,237)	286
Income tax provision	—	—	—	50	—	31

Net income (loss)	$(14,545)	$(23,302)	$(5,609)	$(15,843)	$(7,237)	$255

Net income (loss) per share:
Basic and diluted(1)	$(3.50)	$(5.51)	$(2,804.50)	$(0.68)	$(2.07)	$0.00
Weighted-average shares:
Basic(1)	4,156	4,230	2	23,306	3,500	61,126
Diluted	4,156	4,230	2	23,306	3,500	66,932

(1)	For all periods where we reported a net loss, the basic and diluted net loss per share computation excludes potential shares of common stock issuable upon conversion of convertible preferred stock and exercise of options and warrants to purchase common stock as their effect would be antidilutive. See note 1 of the notes to our audited consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted net loss per share. For the period from November 9, 2004 through December 31, 2004, SunPower was a wholly owned subsidiary of Cypress. As a result, the weighted average shares and the net loss per share for this period are not comparable to other periods.

	December 31,		March 31,
	2004	2005	2006
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$3,776	$143,592	$117,118
Working capital (deficiency)	(54,314)	155,243	128,680
Total assets	89,646	317,654	331,033
Deferred tax liabilities	—	336	—
Notes payable to Cypress, net of current portion	21,673	—	—
Customer advances, net of current portion	—	28,438	29,141
Convertible preferred stock	8,552	—	—
Total stockholders’ equity (deficit)	(10,664)	258,650	259,913

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our class A common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our class A common stock could decline and you might lose all or part of your investment in our class A common stock. You should also refer to the other information set forth in this prospectus, including “Special Note Regarding Forward-Looking Statements” and our audited and unaudited consolidated financial statements and the related notes.

Risks Related to Our Business

We are currently experiencing an industry-wide shortage of polysilicon. The prices that we pay for polysilicon have increased recently and we expect prices to remain at or above current levels for the foreseeable future, which may constrain our revenue growth and decrease our gross margins and profitability.

Polysilicon is an essential raw material in our production of photovoltaic, or solar, cells. Polysilicon is created by refining quartz or sand. Polysilicon is melted and grown into crystalline ingots by companies specializing in ingot growth. We procure silicon ingots from these suppliers on a contractual basis and then slice these ingots into wafers. We also purchase wafers and polysilicon from third-party vendors. The ingots are sliced and the wafers are processed into solar cells in our Philippines manufacturing facility.

There is currently an industry-wide shortage of polysilicon, which has resulted in significant price increases. Based on our experience, we believe that the average price of polysilicon will remain at or above current levels. Increases in polysilicon prices have in the past increased our manufacturing costs and may impact our manufacturing costs and net income in the future. As demand for solar cells has increased, many of our principal competitors have announced plans to add additional manufacturing capacity. As this manufacturing capacity becomes operational, it will increase the demand for polysilicon and further exacerbate the current shortage. Polysilicon is also used in the semiconductor industry generally and any increase in demand from that sector will compound the shortage. The production of polysilicon is capital intensive and adding additional capacity requires significant lead time. While we are aware that several new facilities for the manufacture of polysilicon are under construction, we do not believe that the supply imbalance will be remedied in the near term. We expect that polysilicon demand will continue to outstrip supply for the foreseeable future.

Although we have purchase orders and contracts for what we believe will be an adequate supply of silicon ingots through 2006, and approximately 80% of the expected requirements for 2007, our estimates regarding our supply needs may not be correct and our purchase orders and contracts may be cancelled by our suppliers. The volume and pricing associated with these purchase orders and contracts may be changed by our suppliers based on market conditions. Our purchase orders are generally non-binding in nature. If our suppliers were to cancel our purchase orders or change the volume or pricing associated with these purchase orders, we may be unable to meet customer demand for our products, which could cause us to lose customers, market share and revenue. This would have a material negative impact on our business and operating results. If our manufacturing yields decrease significantly, we add manufacturing capacity faster than currently planned or our suppliers cancel or fail to deliver, we may not have made adequate provision for our polysilicon needs for the balance of the year. In addition, we currently purchase polysilicon and make advances to suppliers to secure future polysilicon supply, which could adversely affect our liquidity.

In addition, since some of our silicon ingot and wafer arrangements are with suppliers who do not themselves manufacture polysilicon but instead purchase their requirements from other vendors, it is possible that these suppliers will not be able to obtain sufficient polysilicon to satisfy their contractual obligations to us. Our agreements with some of our suppliers specify future quantities and pricing of products to be supplied by the vendors for periods up to 12 years and there are certain consequences, such as forfeiture of advanced deposits and penalty payments relating to previous purchases, in the event that we terminate the arrangements.

There are a limited number of polysilicon suppliers. Many of our competitors also purchase polysilicon from our suppliers. Since we have only been purchasing polysilicon in bulk for slightly more than one year, these other competitors have longer and perhaps stronger relationships with our suppliers than we do. Many of them also have greater buying power than we do. Some of our competitors also have inter-locking board members with their polysilicon suppliers or have entered into joint ventures with their suppliers. Since we have committed to significantly increase our manufacturing output, an inadequate allocation of polysilicon would harm us more than it would harm our competitors.

The inability to obtain sufficient polysilicon, ingots or wafers at commercially reasonable prices or at all would adversely affect our ability to meet existing and future customer demand for our products and could cause us to make fewer shipments, lose customers and market share and generate lower than anticipated revenue, thereby seriously harming our business, financial condition and results of operations.

We currently depend on four customers for a high percentage of our total revenue and the loss of, or a significant reduction in orders from, any of these customers, if not immediately replaced, would significantly reduce our revenue and harm our operating results.

Currently, our largest customers for our solar power products are Conergy and Solon, our largest customers for our imaging detector products are GE and Plexus and our largest customer for our infrared detector products is Integration Associates. Conergy AG, or Conergy, accounted for approximately 22% of our total revenue for the three months ended March 31, 2006 and 45% of our total revenue for the year ended December 31, 2005. Solon AG, or Solon, accounted for approximately 28% of our total revenue for the three months ended March 31, 2006 and 16% of our total revenue for the year ended December 31, 2005. General Electric Company, or GE, and its subcontracting partner, Plexus Corp., or Plexus, accounted for less than 10% of our total revenue for the three months ended March 31, 2006 and approximately 10% of our total revenue for the year ended December 31, 2005. The loss of sales to any of these customers would have a significant negative impact on our business. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement or in the event of bankruptcy, and our customers may seek to renegotiate the terms of current agreements or renewals. Most of the solar panels we sell to the European market are sold through our agreement with Conergy, and we may enter into similar agreements in the future.

We currently sell to a relatively small number of customers, and we expect our operating results will likely continue to depend on sales to a relatively small number of customers for the foreseeable future, as well as the ability of these customers to sell solar power products that incorporate our solar cells. Our customer relationships have been developed over a short period of time and are generally in their preliminary stages. We cannot be certain that these customers will generate significant revenue for us in the future or if these customer relationships will continue to develop. If our relationships with our other customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our revenue. This is exacerbated by our current manufacturing constraints for solar cells which limit our ability to sell to other customers and our contractual arrangements which require us to sell part of our future output to Conergy, Solon and PowerLight Incorporated, or PowerLight. In addition, our business is affected by competition in the market for the end products that each of Conergy, Solon and PowerLight sell, and any decline in their business could harm our business and cause our revenue to decline.

The reduction or elimination of government and economic incentives could cause our revenue to decline.

We believe that the near-term growth of the market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, depends in large part on the availability and size of government and economic incentives. Because a majority of our sales are in the on-grid market, the reduction or elimination of government and economic incentives may adversely affect the growth of this market or result in increased price competition, both of which could cause our revenue to decline.

Today, the cost of solar power exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local government bodies in many countries, most notably Germany, Japan and the U.S., have provided incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems and political changes in Germany could result in significant reductions or eliminations of incentives, including the reduction of feed-in tariffs over time. Some solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. Net metering policies in Japan could limit the amount of solar power installed there. Reductions in, or eliminations or expirations of, governmental incentives could result in decreased demand for our products and lower revenue.

Our quarterly revenue and operating results are difficult to predict, and if we do not meet quarterly financial expectations, our stock price will likely decline.

Our quarterly revenue and operating results are difficult to predict and have in the past, and may in the future, fluctuate from quarter to quarter. It is possible that our operating results in some quarters will be below market expectations. Our quarterly operating results are affected by a number of factors, including:

•	the availability and pricing of raw materials, particularly polysilicon;

•	the rate and cost at which we are able to expand our manufacturing capacity to meet customer demand, including costs and timing of adding personnel;

•	timing, availability and changes in government incentive programs;

•	unplanned additional expenses such as manufacturing failures, defects and downtime;

•	acquisition and investment related costs;

•	unpredictable volume and timing of customer orders, some of which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

•	geopolitical turmoil within any of the countries in which we operate or sell our products;

•	foreign currency fluctuations, particularly in the Euro or Philippine peso;

•	our currency hedging activities;

•	our ability to establish and expand customer relationships;

•	changes in our manufacturing costs;

•	changes in the relative sales mix of our solar cells, solar panels and imaging detectors;

•	the availability, pricing and timeliness of delivery of other products, such as inverters which are sourced by a single supplier for our North American customers, necessary for our solar power products to function;

•	our ability to successfully develop, introduce and sell new or enhanced solar power products in a timely manner, and the amount and timing of related research and development costs;

•	the timing of new product or technology announcements or introductions by our competitors and other developments in the competitive environment;

•	decreases in the overall average selling prices of our solar power products and imaging detectors;

•	increases or decreases in electric rates due to fossil fuel prices; and

•	shipping delays.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss analysts’ guidance or any future guidance announced by us. If we fail to meet or exceed analyst or investor expectations or our own future guidance, even by a small amount, our stock price could decline, perhaps substantially.

We have incurred operating losses since inception and may not be able to generate sufficient revenue in the future to achieve or sustain profitability.

We have incurred operating losses since inception and, at March 31, 2006, we had an accumulated deficit of approximately $58.3 million. To achieve profitability, we will need to generate and sustain higher revenue while maintaining reasonable cost and expense levels. We do not know if our revenue will grow, or if so whether it will grow sufficiently to outpace our expenses, which we expect to increase as we expand our manufacturing capacity. We may not be able to achieve or increase profitability on a quarterly or an annual basis. If we do not achieve or sustain profitability or otherwise meet the expectations of securities analysts or investors, the market price of our common stock will likely decline.

Our dependence on a limited number of third-party suppliers for key components for our solar power products could prevent us from delivering our products to our customers within required timeframes, which could result in order cancellations and loss of market share.

In North America, where we intend to increase our sales and marketing efforts, systems incorporating our solar cells and solar panels currently require a specialized inverter. We currently obtain the inverters that we sell with our solar panels from a single supplier and expect to continue to obtain inverters from a single supplier for the foreseeable future. We believe there are only a few suppliers of inverters that are compatible with our solar cells and solar panels, and our supplier is the only one that is currently in commercial production. We have no long-term commitments regarding supply or price from our supplier of inverters, which leaves us vulnerable to the risk that our supplier may stop supplying inverters to us for any reason, including its financial viability. If we or our customers cannot obtain substitute sources of inverters on a timely basis or on acceptable terms, these supply problems may cause our revenue to decline, increase our costs, delay solar power system installations, result in loss of market share or otherwise harm our business.

We manufacture all of our solar power products using components procured from a limited number of third-party suppliers. For example, we currently purchase glass from one supplier and aluminum frames and plastic back-sheet materials which we use in our products from a limited number of suppliers. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products or our products may be available only at a higher cost or after a long delay, which could prevent us from delivering our products to our customers within required timeframes and we may experience order cancellation and loss of market share. To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. The failure of a supplier to supply components in a timely manner, or to supply components that meet our quality, quantity and cost requirements, could impair our ability to manufacture our products or decrease their costs, particularly if we are unable to obtain substitute sources of these components on a timely basis or on terms acceptable to us.

Acquisition of other companies or investments in joint ventures with other companies could adversely affect our operating results, dilute our stockholders’ equity, or cause us to incur additional debt or assume contingent liabilities.

To increase our business and maintain our competitive position, we may acquire other companies or engage in joint ventures in the future. Acquisitions and joint ventures involve a number of risks that could harm our business and result in the acquired business or joint venture not performing as expected, including:

•	insufficient experience with technologies and markets in which the acquired business is involved, which may be necessary to successfully operate and integrate the business;

•	problems integrating the acquired operations, personnel, technologies or products with the existing business and products;

•	diversion of management time and attention from our core business to the acquired business or joint venture;

•	potential failure to retain key technical, management, sales and other personnel of the acquired business or joint venture;

•	difficulties in retaining relationships with suppliers and customers of the acquired business; and

•	subsequent impairment of the acquired assets, including intangible assets.

We may decide that it is in our best interests to enter into acquisitions or joint ventures that are dilutive to earnings per share or that negatively impact our margins as a whole. In addition, acquisitions or joint ventures could require investment of significant financial resources and require us to obtain additional equity financing, which may dilute our stockholders’ equity, or require us to incur additional indebtedness.

To the extent that we invest in upstream suppliers or downstream channel capabilities, we may experience competition or channel conflict with certain of our existing and potential suppliers and customers. Specifically, existing and potential suppliers and customers may perceive that we are competing directly with them by virtue of such investment, and may decide to reduce or eliminate their supply volume to us or order volume from us. In particular, any supply reductions from our polysilicon, ingot or wafer suppliers could materially reduce our manufacturing volume.

The steps we have taken to increase the efficiency of our polysilicon utilization are unproven at volume production levels and may not enable us to realize the cost reductions we anticipate.

Given the polysilicon shortage, we believe the efficient use of polysilicon will be critical to our ability to reduce our manufacturing costs. We are considering several measures to increase the efficient use of polysilicon in our manufacturing process. For example, we are developing processes to utilize thinner wafers which require less polysilicon and improved wafer-slicing technology to reduce the amount of material lost while slicing wafers, otherwise known as kerf loss. Although we have implemented some production on thinner wafers, these methods may have unforeseen negative consequences on our yields or our solar cell efficiency or reliability once they are put into large-scale commercial production or they may not enable us to realize the cost reductions we hope to achieve.

We depend on a combination of our own wafer-slicing operations and those of other vendors for the wafer-slicing stage of our manufacturing, and any technical problems, breakdowns, delays or cost increases could significantly delay our manufacturing operations, decrease our output and increase our costs.

We have historically depended on the wafer-slicing operations of third-party vendors to slice ingots into wafers. We have established our own wafer-slicing operations, and in the first quarter of 2006, we sliced approximately 71% of our wafers. If our third-party vendors increase their prices or decrease or discontinue their shipments to us, as a result of equipment malfunctions, competing purchasers or otherwise, and we are unable to obtain substitute wafer-slicing from another vendor on acceptable terms, or increase our own wafer-slicing operations on a timely basis, our sales will decrease, our costs may increase or our business will otherwise be harmed.

We obtain capital equipment used in our manufacturing process from sole suppliers and if this equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.

Some of the capital equipment used in the manufacture of our solar power products and in our wafer-slicing operations has been developed and made specifically for us, is not readily available from multiple vendors and would be difficult to repair or replace if it were to become damaged or stop working. In addition, we currently obtain the equipment for many of our manufacturing processes from sole suppliers and we obtain our wafer-slicing equipment from one supplier. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing or wafer-slicing equipment at a time when we are manufacturing commercial quantities of our products, our business would suffer. In addition, a supplier’s failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay our capacity expansion of our manufacturing facility and otherwise disrupt our production schedule or increase our costs of production.

We have three solar cell production lines which are located in our manufacturing facilities in the Philippines and if we experience interruptions in the operation of these production lines or are unable to add additional production lines, it would likely result in lower revenue and earnings than anticipated.

We currently have three solar cell production lines in operation, which are located at our manufacturing facilities in the Philippines. If our current production lines were to experience any problems or downtime, including those caused by intermittent electricity supply at our Philippines facilities, we would be unable to meet our production targets and our business would suffer. If any piece of equipment were to break down or experience down-time, it could cause our production lines to go down. We have acquired equipment for a fourth cell production line that is expected to be rated at 33 megawatts per year and is expected to decrease per unit operating costs, and we have recently started construction of a second solar cell manufacturing facility next to our existing facility. This expansion has required and will continue to require significant management attention, a significant investment of capital and substantial engineering expenditures and is subject to significant risks including:

•	we may experience cost overruns, delays, equipment problems and other operating difficulties;

•	we may experience difficulties expanding our processes to larger production capacity;

•	our custom-built equipment may take longer and cost more to engineer than planned and may never operate as designed; and

•	we are incorporating first-time equipment designs and technology improvements, which we expect to lower unit capital and operating costs, but this new technology may not be successful.

If we experience any of these or similar difficulties, we may be unable to complete the addition of new production lines or expand our manufacturing facility and our manufacturing capacity could be substantially constrained. If this were to occur, our per-unit manufacturing costs would increase, we would be unable to increase sales as planned and our earnings would likely be materially impaired.

We expect to continue to make significant capital expenditures, particularly in our manufacturing facilities, and if adequate funds are not available or if the covenants in our credit agreements impair our ability to raise capital when needed, our ability to expand our manufacturing capacity and our business will suffer.

We expect to continue to make significant capital expenditures, particularly in our manufacturing facilities, and anticipate that our expenses will increase substantially in the foreseeable future as we expand our manufacturing operations, hire additional personnel, pay more or make advance payments for raw material, especially polysilicon, increase our sales and marketing efforts and continue our research and development efforts with respect to our products and manufacturing technologies. We expect capital expenditures of approximately $100.0 million in 2006 as we continue to increase our manufacturing capacity. These expenditures would be greater if we decide to bring capacity on line more rapidly. We believe that our current cash and cash equivalents and funds available under our credit facility will be sufficient to fund our capital and operating expenditures over the next 12 months. However, if our financial results or operating plans change from our current assumptions, we may not have sufficient resources to support our business plan. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could require us to abide by covenants that would restrict our operations. Our $25.0 million three year revolving credit facility, or our revolving credit facility, contains customary covenants and defaults, including, among others, limitations on dividends, incurrence of indebtedness and liens and mergers and acquisitions and may restrict our operating flexibility. If adequate funds are not available or not available on acceptable terms or terms consistent with our revolving credit facility or any new credit agreement we may enter into, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts or otherwise respond to competitive pressures would be significantly impaired.

Because two of our largest customers purchase our products from us on a fixed-price basis, our financial results, including gross margin, may suffer if our manufacturing costs were to increase or purchase orders were changed or cancelled.

Agreements with PowerLight and Solon provide that they will purchase our products from us on a fixed-price basis. Our agreement with Solon, which expires in 2010, provides for a fixed-price basis through 2006. Our agreement with PowerLight provides for a fixed-price basis for a period through 2009. Our manufacturing costs, including the cost of polysilicon, are variable. If our manufacturing costs increase, we would be unable to raise our prices to these customers, which in turn would negatively impact our margins and profits.

We do not have long-term agreements with other customers but instead operate on a purchase order basis. Although we believe that cancellations to date have been insignificant, our customers may cancel or reschedule purchase orders with us on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. This in turn could cause our operating results to fluctuate.

Technological changes in the solar power industry could render our solar power products uncompetitive or obsolete, which could reduce our market share and cause our sales to decline.

The solar power markets are characterized by continually changing technology requiring improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to continuously develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards and changing customer requirements. Technologies developed by others may prove more advantageous than ours for the commercialization of solar power products and may render our technology obsolete. Our failure to further refine our technology and develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our sales to decline. Our research and development expense was $2.0 million in the three months ended March 31, 2006 and $6.5 million in fiscal year 2005. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and to effectively compete in the future.

If our future innovations fail to enable us to maintain or improve our competitive position, especially with respect to solar cell efficiency, we may lose market share. Some solar cells designed by our competitors in laboratory conditions have demonstrated higher efficiency than our solar cells which are currently available for the mass market, and other companies have competing products in development. If we are unable to successfully design, develop and introduce or bring to market competitive new solar cells or other products, or enhance our existing solar cells, we may not be able to compete successfully. Competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our solar cells. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

Evaluating our business and future prospects may be difficult due to our limited history in producing and shipping solar cells and solar panels in commercial volumes.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. Although we began to develop and commercialize high-efficiency solar cell technology for use in solar concentrators in 1988 and began shipping product from our pilot manufacturing facility in 2003, we shipped our first commercial A-300 solar cells from our Philippines manufacturing facility in late 2004. Relative to the entire solar industry, we have shipped only a limited number of solar cells and solar panels and have recognized limited revenue. Our future success will require us to continue to scale our manufacturing capacity in our Philippines facilities significantly beyond its current capacity. In addition, our business model, technology and ability to achieve satisfactory manufacturing yields at higher volumes are unproven at significant scale. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

Our reliance on government contracts to partially fund our research and development programs could impair our ability to develop and incorporate new technologies into our solar power product, and these contracts could negatively affect our intellectual property rights.

Our government contracts enable us to develop new technologies more rapidly than we would have pursued otherwise. Funding from government contracts is recorded as an offset to our research and development expense. We recently entered into a cost-sharing research and development project with the National Renewable Energy Laboratory to fund the design of our next generation solar panels. Payments received under this contract help offset our research and development expense. This contract is expected to fund approximately $1.0 million per year of our research and development expense through May 2008. In the three months ended March 31, 2006, funding from government contracts totaled approximately $0.2 million as an offset to our research and development expense. A reduction or discontinuance of these programs or of our participation in these programs would increase our expenses, which could affect our profitability and impair our ability to develop our solar power technologies.

In addition, contracts involving government agencies may be terminated or modified at the convenience of the agency. Other risks include potential disclosure of our confidential information to third parties and the exercise of “march-in” rights by the government. March-in rights refer to the right of the United States government or government agency to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the technology or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give the United States industry preference. Our government-sponsored research contracts are subject to audit and require that we provide regular written technical updates on a monthly, quarterly or annual basis, and, at the conclusion of the research contract, a final report on the results of our technical research. Because these reports are generally available to the public, third parties may obtain some aspects of our sensitive confidential information. Moreover, the failure to provide these reports or to provide inaccurate or incomplete reports may provide the government with rights to any intellectual property arising from the related research. Funding from government contracts also may limit when and how we can deploy our technology developed under those contracts.

Problems with product quality or product performance, including defects, in our solar cells could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our solar cells are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced. For example, our solar cells and solar panels may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver solar cells or solar panels with errors or defects, or if there is a perception that our solar cells or solar panels contain errors or defects, our credibility and the market acceptance and sales of our solar power products could be harmed.

The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation and reduce our market share and cause sales to decline. We have agreed to indemnify our customers and our distributors in some circumstances against liability from defects in our solar cells. A successful indemnification claim against us could require us to make significant damage payments, which would negatively affect our financial results.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products into which our solar cells and solar panels are incorporated results in injury. Since our solar power products are electricity producing devices, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. In addition, since we only began selling our solar cells and solar panels in late 2004 and the products we are developing incorporate new technologies and use new installation methods, we cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. We have evaluated the potential risks we face and believe that we have appropriate levels of insurance for product liability claims. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and if our insurance protection is inadequate to cover these claims, they could require us to make significant payments.

Since we cannot test our solar panels for the duration of our standard 25-year warranty period, we may be subject to unexpected warranty expense.

Our current standard product warranty for our solar panels includes a 10-year warranty period for defects in material and workmanship and a 25-year warranty period for declines in power performance as well as a one-year warranty on the functionality of our solar cells. We believe our warranty periods are consistent with industry practice. Due to the long warranty period and our proprietary technology, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. We have sold solar cells only since late 2004. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our financial results. Although we conduct accelerated testing of our solar cells and have several years of experience with our all back contact cell architecture, our solar panels have not and cannot be tested in an environment simulating the 25-year warranty period. As a result, we may be subject to unexpected warranty expense, which in turn would harm our financial results.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

We compete with a large number of competitors in the solar power market, including BP Solar International Inc., Evergreen Solar, Inc., Mitsubishi Electric Corporation, Q-Cells AG, Sanyo Corporation, Sharp Corporation, SolarWorld AG and Suntech Power Holdings Co., Ltd. In addition, universities, research institutions and other companies are developing alternative technologies such as thin films and concentrators, which may compete with our technology. We expect to face increased competition in the future. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our business relies on sales of our solar power products and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar power products. Some of our competitors own, partner with, have longer term or stronger relationships with polysilicon providers which could result in them being able to obtain raw materials on a more favorable basis than us. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

In addition, the solar power market in general competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market could suffer.

We face competition in the market for our imaging detectors and infrared detectors, and if we fail to compete effectively, we will lose or fail to gain market share.

We compete with companies such as Hamamatsu Photonics K.K. and UDT Sensors, Inc. in the market for high performance imaging detectors. In addition we compete with companies such as Vishay Intertechnology, Inc., Rohm Co., Ltd. and Agilent Technologies, Inc. in the market for infrared detectors. We may face competition in the future from other manufacturers of high performance imaging detectors, infrared detectors or alternative devices. The use of alternative devices, including low power, high data rate wireless protocols, may replace existing detectors and limit our market opportunity. Our current and future competitors may have longer operating histories, greater name recognition and greater financial, sales and marketing, technical and other resources than us or may develop technologies superior to those incorporated in our imaging detectors and infrared detectors. If we fail to compete successfully, we may be unable to expand our customer base for our imaging detectors and our business would suffer.

The demand for products requiring significant initial capital expenditures such as our solar power products is affected by general economic conditions.

The United States and international economies have recently experienced a period of slow economic growth. A sustained economic recovery is uncertain. In particular, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar cells and solar power systems and new residential and commercial buildings. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease demand for our solar power products. If the economic recovery slows down as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.

Because of the lengthy sales cycles for our imaging detectors and the relatively fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenue and may not ultimately achieve our forecasted sales for our imaging detectors.

Our sales cycles from design to manufacture of our imaging detectors can typically take 12 to 18 months. Sales cycles for our imaging detectors are lengthy for a number of reasons, including:

•	our customers usually complete an in-depth technical evaluation of our imaging detectors before they place a purchase order;

•	the commercial adoption of our imaging detectors is typically limited during the initial release of their products to evaluate performance and consumer demand;

•	failure to deliver a product in a timely manner can seriously delay or cancel introduction; and

•	the development and commercial introduction of products incorporating complex technology frequently are delayed or canceled.

As a result of our lengthy sales cycles, we may incur substantial expenses before we earn associated revenue because a significant portion of our operating expenses is relatively fixed and based on expected revenue.

If customer cancellations or product changes occur, this could result in the loss of anticipated sales without allowing us sufficient time to reduce our operating expenses.

We depend on a third-party subcontractor in China to assemble our solar cells into solar panels and any failure to obtain sufficient assembly and test capacity could significantly delay our ability to ship our solar panels and damage our customer relationships.

We rely on Jiawei, a third-party subcontractor in China, to assemble our solar cells into solar panels and perform panel testing and to manage test, packaging, warehousing and shipping of our solar panels. We do not have a long-term agreement with Jiawei and we typically obtain services from them based on short-term purchase orders that are generally aligned with timing specified by our customers’ purchase orders and our sales forecasts. If the operations of our subcontractor were disrupted or their financial stability impaired, or if they should choose not to devote capacity to our solar panels in a timely manner, our business would suffer as we would be unable to produce finished solar panels on a timely basis. In addition, we supply inventory to Jiawei and we bear the risk of loss, theft or damage to our inventory while it is held in their facilities.

As a result of outsourcing this final step in our production, we face several significant risks, including:

•	lack of assembly and testing capacity and higher prices;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	delays resulting from an inability to move production to an alternate provider.

The ability of our subcontractor to perform assembly and test is limited by their available capacity. We do not have a guaranteed level of production capacity with our subcontractor, and it is difficult to accurately forecast our capacity needs because of the shifting mix between sales of solar cells and solar panels and the timing of expanding our manufacturing capacity. Other customers of Jiawei that are larger and better financed than we are, or that have long-term agreements in place, may induce Jiawei to reallocate capacity to them. Any reallocation could impair our ability to secure the supply of solar panels that we need for our customers. In addition, interruptions to the panel manufacturing processes caused by a natural or man-made disaster could result in partial or complete disruption in supply until we are able to shift manufacturing to another facility. It may not be possible to obtain sufficient capacity or comparable production costs at another facility. Migrating our design methodology to a new third-party subcontractor or to a captive panel assembly facility could involve increased costs, resources and development time. Utilizing additional third party subcontractors could expose us to further risk of losing control over our intellectual property and the quality of our solar panels. Any reduction in the supply of solar panels could impair our revenue by significantly delaying our ability to ship products and potentially damage our relationships with existing customers.

If we do not achieve satisfactory yields or quality in manufacturing our solar cells, our sales could decrease and our relationships with our customers and our reputation may be harmed.

The manufacture of solar cells and panels is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases, cause production to be suspended or yield no output. We have from time to time experienced lower than anticipated manufacturing yields. This often occurs during the production of new products or the installation and start-up of new process technologies or equipment. For example, we recently acquired equipment for a fourth cell production line that is rated at 33 megawatts per year and is expected to decrease per unit operating costs, and have started construction of a second solar cell manufacturing facility next to our existing facility. As we expand our manufacturing capacity and bring additional lines or facilities into production, we may experience lower yields initially as is typical with any new equipment or process. We also expect to experience lower yields initially as we migrate our manufacturing processes to thinner wafers. If we do not achieve planned yields, our product costs could increase, and product availability would decrease resulting in lower revenues than expected.

Our ability to continue to manufacture our imaging detectors and our solar cells in our current facilities with our current and planned manufacturing capacities, and therefore to maintain and increase revenue and achieve profitability, depends to a large extent upon the success of our continued relationship with Cypress.

Our imaging detectors are manufactured for us by Cypress and are processed and tested in our San Jose, California facility. We do not have a long-term fixed-price agreement with Cypress for the manufacturing of our imaging detectors, but instead operate on a purchase order basis. The processes for manufacturing our imaging detectors are highly complex, specialized and proprietary. If Cypress is unable to continue manufacturing our imaging detectors for us, our manufacturing output would be interrupted and delayed, and we would incur increased expenses in establishing relationships with alternative manufacturers at market prices. We may not be able to find alternative manufacturers on terms acceptable to us, and we may be unable to establish our own operations in a timely or cost-effective manner, if at all.

We manufacture our solar cells in our Philippines manufacturing facility which we lease from Cypress. We are in the process of expanding existing facilities for solar and panel assembly. If we are unable to expand in our current facility or are required to move our manufacturing facility, we would incur significant expenses as well as lost sales. Furthermore, we may not be able to locate a facility that meets our needs on terms acceptable to us. Any of these circumstances would increase our expenses and decrease our total revenue and could prevent us from achieving profitability.

We have significant international activities and customers, and plan to continue these efforts, which subject us to additional business risks, including logistical complexity, political instability and currency fluctuations.

For the three months ended March 31, 2006 and the year ended December 31, 2005, approximately 66% and 70%, respectively, of our sales were made to customers outside of the United States. We currently have three solar cell production lines in operation, which are located at our manufacturing facility in the Philippines. In addition, our assembly functions are conducted by a third-party subcontractor in China. Risks we face in conducting business internationally include:

•	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other government approvals, permits and licenses;

•	difficulties and costs in staffing and managing foreign operations such as our manufacturing facility in the Philippines, as well as cultural differences;

•	difficulties and costs in recruiting and retaining individuals skilled in international business operations;

•	increased costs associated with maintaining international marketing efforts;

•	potentially adverse tax consequences;

•	inadequate local infrastructure;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable; and

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions.

Specifically, we face risks associated with political and economic instability and civil unrest in the Philippines. In addition, in the Asia/Pacific region generally, we face risks associated with a recurrence of SARS, tensions between countries in that region, such as political tensions between China and Taiwan, the ongoing discussions with North Korea regarding its nuclear weapons program, potentially reduced protection for intellectual property rights, government-fixed foreign exchange rates, relatively uncertain legal systems and developing telecommunications infrastructures. In addition, some countries in this region, such as China, have adopted laws, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in that country or otherwise place them at a competitive disadvantage in relation to domestic companies.

In addition, although base wages are lower in the Philippines, wages for our employees in the Philippines are increasing, which could result in increased costs to employ our manufacturing engineers. As of March 31, 2006, approximately 92% of our employees were located in the Philippines. We also are faced with competition in the Philippines for employees, and we expect this competition to increase as additional solar companies enter the market and expand their operations. In particular, there may be limited availability of qualified manufacturing engineers. We have benefited from an excess of supply over demand for college graduates in the field of engineering in the Philippines. If this favorable imbalance changes due to increased competition, it could affect the availability or cost of qualified employees, who are critical to our performance. This could increase our costs and turnover rates.

Currency fluctuations in the Euro or the Philippine peso relative to the U.S. dollar could decrease our revenue or increase our expenses.

During the three months ended March 31, 2006 and for the year ended December 31, 2005, approximately 66% and 70%, respectively, of our total revenue was generated outside the United States. We presently have currency exposure arising from sales, capital equipment purchases, prepayments and customer advances denominated in foreign currencies. A majority of our total revenue is denominated in Euros, including our fixed price agreements with Conergy and Solon, and a significant portion is denominated in U.S. dollars while a portion of our costs are incurred and paid in Euros and a smaller portion of our expenses are paid in Philippine pesos and Japanese yen. In addition, our prepayment to Wacker-Chemie and our customer advances from Solon are denominated in Euros.

We are exposed to the risk of a decrease in the value of the Euro relative to the U.S. dollar, which would decrease our total revenue. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will make it more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency as well as make our products, which are usually purchased with U.S. dollars, relatively more expensive than products manufactured locally. An increase in the value of the U.S. dollar relative to foreign currencies could make our solar cells more expensive for our international customers, thus potentially leading to a reduction in our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with those companies. We currently conduct hedging activities, which involve the use of currency forward contracts. We cannot predict the impact of future exchange rate fluctuations on our business and operating results. In the past, we have experienced an adverse impact on our total revenue and profitability as a result of foreign currency fluctuations.

We may not be able to prevent others from using the SunPower name or similar mark in connection with their solar power products which could adversely affect the market recognition of our name and our revenue.

“SunPower” is our registered trademark in the United States for use with solar cells and solar panels. We are seeking similar registration of the “SunPower” trademark in foreign countries but we may not be successful in some of these jurisdictions. For example, we have received initial rejection of our application to register the “SunPower” trademark in Canada and Japan based on prior registration by other people. In the foreign jurisdictions where we are unable to obtain this registration or have not tried, others may be able to sell their products using the SunPower trademark which could lead to customer confusion. In addition, if there are jurisdictions where someone else has already established trademark rights in the SunPower name, we may face trademark disputes and may have to market our products with other trademarks, which also could hurt our marketing efforts. We may encounter trademark disputes with companies using marks which are confusingly similar to SunPower which if not resolved favorably could cause our branding efforts to suffer. In addition, we may have difficulty in establishing strong brand recognition with consumers if others use similar marks for similar products.

We rely primarily upon copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue could suffer.

We seek to protect our proprietary manufacturing processes, documentation and other written materials primarily under trade secret and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

•	people may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting it;

•	policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and

•	the laws of other countries in which we market our solar cells, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies.

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, to generate revenue and to grow our business.

We may not obtain sufficient patent protection on the technology embodied in the solar cells we currently manufacture and market, which could harm our competitive position and increase our expenses.

Although we rely primarily on trade secret laws and contractual restrictions to protect the technology in the solar cells we currently manufacture and market, our success and ability to compete in the future may also depend to a significant degree upon obtaining patent protection for our proprietary technology. As of March 31, 2006, in the U.S. we had seven issued patents, 15 U.S. patent applications pending and 10 foreign patent applications, which cover aspects of the technology in the solar cells we currently manufacture and market. Patents that we currently own or license-in do not cover the solar cells that we presently manufacture and market. Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. The term of any issued patents would be 20 years from their filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may issue. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Also, patent protection in certain foreign countries may not be available or may be limited in scope and any patents obtained may not be as readily enforceable as in the United States, making it difficult for us to effectively protect our intellectual property from misuse or infringement by other companies in these countries. Our inability to obtain and enforce our intellectual property rights in some countries may harm our business. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important.

If the effective term of our patents is decreased due to changes in patent laws or if we need to refile some of our patent applications, the value of our patent portfolio and the revenue we derive from products protected by the patents may be decreased.

The value of our patents depends in part on their duration. A shorter period of patent protection means less value of a patent. For example, the United States patent laws were amended in 1995 to change the term of patent protection from 17 years after the date of the patent’s issuance to 20 years after the earliest effective filing date of the application for a patent, unless the application was pending on June 8, 1995, in which case the term of a patent’s protection expires either 17 years after its issuance or 20 years after its filing, whichever is later. Because the time required from the filing of patent application to issuance of a patent is often longer than three years, a 20-year patent term from the filing date may result in substantially shorter patent protection. Also, we may need to refile some of our patent applications and, in these situations, the patent term will be measured from the date of the earliest priority application to which benefit is claimed in such a patent application. This would also shorten our period of patent exclusivity. A shortened period of patent exclusivity may negatively impact our revenue protected by our patents.

Our intellectual property indemnification practices may adversely impact our business.

We are required by contract to indemnify some of our customers and our third-party intellectual property providers for certain costs and damages of patent infringement in circumstances where our solar cells are a factor creating the customer’s or these third-party providers’ infringement liability. This practice may subject us to significant indemnification claims by our customers and our third-party providers. We cannot assure you that indemnification claims will not be made or that these claims will not harm our business, operating results or financial condition.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights.

From time to time, we, our customers or third-parties with whom we work may receive letters, including letters from various industry participants, alleging infringement of their patents. Although we are not currently aware of any parties pursuing or intending to pursue infringement claims against us, we cannot assure you that we will not be subject to such claims in the future. Also, because patent applications in the United States and many other jurisdictions are kept confidential for 18 months before they are published, we may be unaware of pending patent applications that relate to our solar cells. Our third-party suppliers may also become subject to infringement claims, which in turn could negatively impact our business. We may also initiate claims to defend our intellectual property. We ceased use of certain licensed technology for which we have not paid royalties since the second quarter of 2004 because our current products do not use the licensed technology. However, the licensor could challenge our actions and litigate against us. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business and could have a material adverse effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, our customers or our third-party intellectual property providers, we may be required to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Parties making infringement claims may also be able to bring an action before the International Trade Commission that could result in an order stopping the importation into the United States of our solar cells. All these judgments could materially damage our business. We may have to develop non-infringing technology, and our failure in doing so or obtaining licenses to the proprietary rights on a timely basis could have a material adverse effect on our business.

We may file claims against other parties for infringing our intellectual property that may be very costly and may not be resolved in our favor.

Although we are not aware of infringement of our intellectual property by other parties except potential trademark infringement, we cannot guarantee that such infringement does not exist now or that it will not occur in the future. To protect our intellectual property rights and to maintain our competitive advantage, we may file suits against parties who we believe infringe our intellectual property. Intellectual property litigation is expensive and time consuming and could divert management’s attention from our business and could have a material adverse effect on our business, operating results or financial condition, and our enforcement effort may not be successful. In certain situations, we may have to bring such suit in foreign jurisdictions, in which case we are subject to additional risk as to the result of the proceedings and the amount of damage that we can recover. Certain foreign jurisdictions may not provide protection to intellectual property comparable to that in the United States. Our engagement in intellectual property enforcement actions may negatively impact our financial results.

The current tax holidays in the Philippines will expire within the next several years.

We currently benefit from income tax holiday incentives in the Philippines pursuant to our Philippine subsidiary’s registrations with the Board of Investments and Philippine Economic Zone Authority, which provide that we pay no income tax in the Philippines for four years pursuant to our Board of Investments non-pioneer status and Philippine Economic Zone Authority registrations, and six years pursuant to our Board of Investments pioneer status registration. Our current income tax holidays expire in 2010, and we intend to apply for extensions. However, these tax holidays may or may not be extended. We believe that as our Philippine tax holidays expire, (a) gross income attributable to activities covered by our Philippine Economic Zone Authority registrations will be taxed at a 5% preferential rate, and (b) our Philippine net income attributable to all other activities will be taxed at the statutory Philippine corporate income tax rate of 32%. As of yet no tax benefit has been realized from the income tax holiday due to operating losses in the Philippines.

We may not be able to increase or sustain our recent growth rate, and we may not be able to manage our future growth effectively.

We may be unable to continue to expand our business or manage future growth. Our recent expansion has placed, and our planned expansion and any other future expansion will continue to place, a significant strain on our management, personnel, systems and resources. We plan to purchase additional equipment to significantly expand our manufacturing capacity and to hire additional employees to support an increase in manufacturing, research and development and our sales and marketing efforts. To successfully manage our growth and handle the responsibilities of being a public company, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

•	retain key management and augment our management team, particularly if we lose key members;

•	continue to enhance our customer resource management and manufacturing management systems;

•	implement and improve additional and existing administrative, financial and operations systems, procedures and controls, including the need to integrate our financial internal control systems in our Philippines facility with those of our San Jose, California headquarters;

•	expand and upgrade our technological capabilities; and

•	manage multiple relationships with our customers, suppliers and other third parties.

We may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by rapid growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new solar cells and other products, satisfy customer requirements, execute our business plan or respond to competitive pressures.

We had approximately 1,053 full-time employees as of March 31, 2006, and we anticipate that we will need to hire a significant number of highly skilled technical, manufacturing, sales, marketing, administrative and accounting personnel if we are to successfully develop and market our products and expand and operate our expanded manufacturing facility. The competition for qualified personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of qualified personnel to support our anticipated growth. We may have more difficulty attracting personnel now that we are a public company because of the perception that the stock option component of our compensation package may not be as valuable.

The success of our business depends on the continuing contributions of our key personnel.

We rely heavily on the services of our key executive officers, including Thomas H. Werner, our Chief Executive Officer, Emmanuel T. Hernandez, our Chief Financial Officer, Dr. Richard Swanson, our President and Chief Technical Officer, PM Pai, our Chief Operating Officer and Peter Aschenbrenner, our Vice President of Sales and Marketing. The loss of services of any principal member of our management team, particularly Thomas H. Werner, Emmanuel T. Hernandez, Dr. Richard Swanson, PM Pai and Peter Aschenbrenner, could adversely impact our operations. In addition, our technical personnel represent a significant asset and serve as the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. However, we cannot guarantee that any employee will remain employed at the Company for any definite period of time since all of our employees, including Messrs. Werner, Hernandez, Swanson, Pai and Aschenbrenner, serve at-will and may terminate their employment at any time for any reason.

Our headquarters, research and development and manufacturing facilities, the facilities of our subcontractor upon which we rely to assemble and test our solar panels and facilities of our suppliers of silicon ingots, are located in regions that are subject to earthquakes and other natural disasters.

Our headquarters, including research and development operations, our manufacturing facility and the subcontractor upon which we rely to assemble and test our solar panels are located in countries that are subject to earthquakes and other natural disasters. Our headquarters and research and development operations are located in the United States, our manufacturing facility is located in the Philippines, and our subcontractor for assembly and test of solar panels is located in China. Since we do not have redundant facilities, any earthquake, tsunami or other natural disaster in these countries could materially disrupt our production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our solar cells.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised. The Financial Accounting Standards Board, or the FASB, and other agencies have made changes to U.S. generally accepted accounting principles, or GAAP, that required us, starting in our first quarter of fiscal 2006, to record a charge to earnings for employee stock option grants and other equity incentives. We may have significant and ongoing accounting charges resulting from option grant and other equity awards that could reduce our overall net income or increase our net loss. In addition, since we historically have used equity-related compensation as a component of our total employee compensation program, the accounting change could make the use of equity-related compensation less attractive to us and therefore make it more difficult to attract and retain employees.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent registered public accounting firm annually attest to our evaluation, as well as issue their own opinion on our internal control over financial reporting, which will be required for the first time in connection with our Annual Report on Form 10-K for the fiscal year ending December 31, 2006. Although Cypress completed its Section 404 compliance for its Annual Report on Form 10-K for the fiscal years ended December 31, 2004 and 2005, the review of our internal controls as part of this process was limited in scope and you should not conclude from this Cypress process that our internal controls were adequate to the extent required of an independent public company at that time. We are preparing for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and requires significant management attention. We cannot be certain that these measures will ensure that we will maintain adequate control over our financial processes and reporting. Furthermore, as we rapidly grow our business, our internal controls will become more complex and will require significantly more resources to ensure our internal controls overall remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from The Nasdaq National Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

We are required to comply with all foreign, federal, state and local laws and regulations regarding pollution control and protection of the environment. In addition, under some statutes and regulations, a government agency, or other parties, may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. In addition, if more stringent laws and regulations are adopted in the future, the costs of compliance with these new laws and regulations could be substantial. To date such laws and regulations have not had a significant impact on our business and we believe that we have all necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental laws and regulations, however, we may be required to pay substantial fines, suspend production or cease operations. Under our separation agreement with Cypress, we will indemnify Cypress from any environmental liabilities associated with our operations and facilities in San Jose, California and the Philippines.

We maintain self-insurance for certain indemnities we have made to our officers and directors.

Our certificate of incorporation, by-laws and indemnification agreements require us to indemnify our officers and directors for certain liabilities that may arise in the course of their service to us. We self-insure with respect to potential indemnifiable claims. Although we have insured our officers and directors against certain potential third-party claims for which we are legally or financially unable to indemnify them, we intend to self-insure with respect to potential third-party claims which give rise to direct liability to such third-party or an indemnification duty on our part. If we were required to pay a significant amount on account of these liabilities for which we self-insure, our business, financial condition and results of operations could be seriously harmed.

Risks Related to Our Relationship with Cypress Semiconductor Corporation

As long as Cypress controls us, your ability to influence matters requiring stockholder approval will be limited.

As of March 31, 2006, Cypress owned all 52,033,287 shares of class B common stock, representing approximately 85% of the total outstanding shares of common stock or 98% of the voting power of outstanding capital stock. The holders of our class A common stock and our class B common stock have substantially similar rights, preferences, and privileges except with respect to voting and conversion rights and other protective provisions as set forth in the information under the caption “Description of Capital Stock” included elsewhere in this prospectus. Holders of our class B common stock are entitled to eight votes per share of class B common stock, and the holders of our class A common stock are entitled to one vote per share of class A common stock. If Cypress transfers shares of our class B common stock to any party other than a successor in interest or a subsidiary of Cypress prior to a tax-free distribution to its stockholders, those shares would automatically convert into class A common stock. Other than through such transfers or voluntary conversions by Cypress of class B common stock to class A common stock, only at such time, if at all, as Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress has not effected a tax-free distribution of our class B common stock to its stockholders prior to such time will all shares of our class B common stock automatically convert into shares of our class A common stock on a one-for-one basis. For so long as Cypress, its successors in interest and its subsidiaries hold shares of our class B common stock, Cypress will be able to elect all of the members of our board of directors.

In addition, until such time as Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, Cypress will have the ability to take stockholder action without the vote of any other stockholder, and investors will not be able to affect the outcome of any stockholder vote during this period. As a result, Cypress will have the ability to control all matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies, including the appointment and removal of our officers;

•	any determinations with respect to mergers and other business combinations;

•	our acquisition or disposition of assets;

•	our financing activities;

•	changes to the agreements providing for our separation from Cypress;

•	the allocation of business opportunities that may be suitable for us and Cypress;

•	the payment of dividends on our common stock; and

•	the number of shares available for issuance under our stock plans.

Cypress’ voting control may discourage transactions involving a change of control of us, including transactions in which holders of our class A common stock might otherwise receive a premium for their shares over the then current market price. Cypress is not prohibited from selling a controlling interest in us to a third party and may do so without approval of class A stockholders and without providing for a purchase of class A common stock. Accordingly, shares of class A common stock may be worth less than they would be if Cypress did not maintain voting control over us.

Our historical financial information as a business segment of Cypress prior to our initial public offering may not be representative of our results as an independent public company.

The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented prior to our initial public offering. The historical costs and expenses reflected in our audited and unaudited consolidated financial statements include an allocation for certain corporate functions historically provided by Cypress prior to our initial public offering, including centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. These expense allocations were based on what we and Cypress considered to be reasonable reflections of the utilization of services provided or the benefit received by us. The historical financial information prior to our initial public offering is not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses will be in the future. We have not made adjustments to such historical financial information to reflect many significant changes that occurred or may yet occur in our cost structure, funding and operations as a result of our separation from Cypress, including changes in our employee base, changes in our tax structure, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company. For additional information, see “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and notes included in this prospectus.

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our services agreements with Cypress.

As a subsidiary of Cypress, we have relied on administrative and other resources of Cypress to operate our business. In connection with our initial public offering, we entered into various service agreements to retain the ability for specified periods to use these Cypress resources. We need to create our own administrative and other support systems or contract with third parties to replace Cypress’ systems. In addition, we recently established disclosure controls and procedures and internal control over financial reporting as part of our becoming a separate public company in November 2005. These services may not be provided at the same level as when we were a wholly owned subsidiary of Cypress, and we may not be able to obtain the same benefits that we received prior to the separation. These services may not be sufficient to meet our needs, and after our agreements with Cypress expire, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with Cypress. Any failure or significant downtime in our own administrative systems or in Cypress’ administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis. For a description of these services, please see the information under the caption “Related Party Transactions” included elsewhere in this prospectus, and “ Arrangements between SunPower Corporation and Cypress Semiconductor Corporation” in our 2006 Proxy Statement, which information is incorporated herein by reference.

We may experience increased costs resulting from a decrease in our purchasing power and we may have difficulty obtaining new customers due to our relatively small size after our separation from Cypress.

Historically, we were able to take advantage of Cypress’ size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. We are a smaller company than Cypress, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to our separation from Cypress. As an independent company, we may be unable to obtain goods, technology and services at prices or on terms as favorable as those available to us prior to our separation from Cypress, which could increase our costs and reduce our profitability. In addition, as a smaller, separate, stand-alone company, we may encounter more customer concerns about our viability as a separate entity, which could harm our business, financial condition and results of operations. Our future success depends on our ability to maintain our current relationships with existing customers, and we may have difficulty attracting new customers.

Our agreements with Cypress require us to indemnify Cypress for certain tax liabilities. These indemnification obligations may limit our ability to obtain additional financing or participate in future acquisitions for up to two years.

We have entered into a tax sharing agreement with Cypress, under which we and Cypress agree to indemnify one another for certain taxes and similar obligations that the other party could incur under certain circumstances. In general, we will be responsible for taxes relating to our business. Furthermore, we may be held jointly and severally liable for taxes determined on a consolidated basis even though Cypress is required to indemnify us for its taxes pursuant to the tax sharing agreement. After the date we cease to be a member of Cypress’ consolidated, combined or unitary group for federal income tax purposes or state income tax purposes, as and to the extent that we become entitled to utilize on our separate tax returns portions of those credit or loss carryforwards existing as of such date, we will distribute to Cypress the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized and the amount of any credit carryforwards so utilized. We will distribute these amounts to Cypress in cash or in our shares, at our option. As of December 31, 2005, we had approximately $36.5 million of federal net operating loss carryforwards and approximately $4.8 million of California net operating loss carryforwards, meaning that such potential future payments to Cypress, which would be made over a period of several years, would therefore aggregate to approximately $15.0 million. For a more complete description of the tax sharing agreement, please see the information under the caption “Arrangements Between SunPower Corporation and Cypress Semiconductor—Tax Sharing Agreement,” which information is incorporated herein by reference.

If Cypress distributes our class B common stock to Cypress stockholders in a transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, or the Code, Cypress intends to obtain an opinion of counsel to the effect that such distribution qualifies under Section 355 of the Code. Despite such an opinion, however, the distribution may nonetheless be taxable to Cypress under Section 355(e) of the Code if 50% or more of our voting power or economic value is acquired as part of a plan or series of related transactions that includes the distribution of our stock. The tax sharing agreement includes our obligation to indemnify Cypress for any liability incurred as a result of issuances or dispositions of our stock after the distribution, other than liability attributable solely to certain dispositions of our stock by Cypress, that cause Cypress’ distribution of shares of our stock to its stockholders to be taxable to Cypress under Section 355(e) of the Code. Under current law, following a distribution by Cypress and for up to two years thereafter, our obligation to indemnify Cypress will be triggered only if we issue stock or otherwise participate in one or more transactions other than the distribution in which 50% or more of our voting power or economic value is acquired in financing or acquisition transactions that are part of a plan or series of related transactions to the distribution. If such an indemnification obligation is triggered, the extent of our liability to Cypress will generally equal the product of (a) Cypress’ top marginal federal and state income tax rate for the year of the distribution, and (b) the difference between the fair market value of our class B common stock distributed to Cypress stockholders and Cypress’ tax basis in such stock as determined on the date of the distribution. Our ability to use our equity to obtain additional financing or to engage in acquisition transactions for a period of time after a distribution will be restricted if we can only sell or issue a limited amount of our stock before triggering our obligation to indemnify Cypress for taxes it incurs under Section 355(e) of the Code.

For example, under the current tax rules, if Cypress were to make a complete distribution of its class B common stock and our total outstanding capital stock at the time of such distribution was 67,000,000 shares, unless we qualified for one of several safe harbor exemptions available under the Treasury Regulations, in order to avoid our indemnification obligation to Cypress, we could not, for up two years from the date of Cypress’ distribution, issue 67,000,000 or more shares of class A common stock, nor could we participate in one or more transactions (excluding the distribution itself) in which 33,500,000 or more shares of our then existing class A common stock were to be acquired in connection with a plan or series of related transactions that included the distribution. In addition, these limits could be lower depending on certain actions that we or Cypress might take before or after a distribution. If we were to participate in such a transaction, assuming Cypress distributed 52,000,000 shares, Cypress’ top marginal income tax rate is 40% for federal and state income tax purposes, the fair market value of our class B common stock is $35.00 per share and Cypress’ tax basis in such stock is $5.00 per share on the date of their distribution, then our liability under our indemnification obligation to Cypress would be approximately $624 million.

Third parties may seek to hold us responsible for liabilities of Cypress.

Third parties may seek to hold us responsible for Cypress’ liabilities. Under our separation agreements with Cypress, Cypress will indemnify us for claims and losses relating to liabilities related to Cypress’ business and not related to our business. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Cypress.

Our inability to resolve any disputes that arise between us and Cypress with respect to our past and ongoing relationships may result in a significant reduction of our revenue.

Disputes may arise between Cypress and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Cypress;

•	the cost of wafers for our imaging detectors;

•	employee retention and recruiting;

•	business combinations involving us;

•	pricing for transitional services;

•	sales or distributions by Cypress of all or any portion of its ownership interest in us;

•	the nature, quality and pricing of services Cypress has agreed to provide us; and

•	business opportunities that may be attractive to both Cypress and us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we entered into with Cypress may be amended upon agreement between the parties. While we are controlled by Cypress, we may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Some of our directors and executive officers may have conflicts of interest because of their ownership of Cypress common stock, options to acquire Cypress common stock and positions with Cypress.

Some of our directors and executive officers own Cypress common stock and options to purchase Cypress common stock. In addition, some of our directors are executive officers and/or directors of Cypress. Ownership of Cypress common stock and options to purchase Cypress common stock by our directors and officers and the presence of executive officers or directors of Cypress on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Cypress. For example, corporate opportunities may arise that concern both of our businesses, such as the potential acquisition of a particular business or technology that is complementary to both of our businesses. In these situations, our amended and restated certificate of incorporation provides that directors and officers who are also directors or officers of Cypress have no duty to communicate or present such corporate opportunity to us unless it is specifically applicable to the solar energy business and not applicable to or reasonably related to any business conducted by Cypress, have the right to deal with such corporate opportunity in their sole discretion and shall not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that such director or officer pursues or acquires such corporate opportunity for itself or for Cypress. In addition, we have not established at this time any procedural mechanisms to address actual or perceived conflicts of interest of these directors and officers and expect that our board of directors, in the exercise of its fiduciary duties, will determine how to address any actual or perceived conflicts of interest on a case-by-case basis. If any corporate opportunity arises and if our directors and officers do not pursue it on our behalf pursuant to the provisions in our amended and restated certificate of incorporation, we may not become aware of, and may potentially lose, a significant business opportunity.

Because Cypress is not obligated to distribute our common stock that it owns to its stockholders, we will continue to be subject to the risks described above relating to Cypress’ control of us if Cypress does not complete such a distribution.

Cypress has advised us that it does not have any current plans to distribute to its stockholders the shares of our class B common stock that it beneficially owns. Completion of any such distribution in the future would be contingent upon, among other things, the receipt of a favorable tax ruling from the Internal Revenue Service and/ or a favorable opinion of Cypress’ tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. However, Cypress is not obligated to undertake the distribution, and the distribution may not occur for the foreseeable future or at all.

Unless and until such a distribution occurs or Cypress otherwise disposes of shares so that it, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding, we will continue to face the risks described above relating to Cypress’ control of us and potential conflicts of interest between Cypress and us. We may be unable to realize potential benefits that could result from such a distribution by Cypress, such as greater strategic focus, greater access to capital markets, better incentives for employees and more accountable management, although we cannot guarantee that we would realize any of these potential benefits if such a distribution did occur. In addition, speculation by the press, investment community, our customers, our competitors or others regarding whether Cypress intends to complete such a distribution or otherwise dispose of its controlling interest in us could harm our business.

So long as Cypress continues to hold a controlling interest in us or is otherwise a significant stockholder, the liquidity and market price of our class A common stock may be adversely impacted.

Cypress’ ability to replace our board of directors may make it difficult for us to recruit independent directors.

Cypress may at any time replace our entire board of directors. Furthermore, some actions of our board of directors require the approval of 75% of our directors except to the extent this condition is waived by Cypress. As a result, unless and until Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, Cypress could exercise significant control over our board of directors. As such, individuals who might otherwise accept a board position at SunPower may decline to serve.

Risks Related to this Offering

Our stock price is volatile, and a liquid trading market for our class A common stock may not develop or be sustained.

Our class A common stock has a limited trading history in a public market. We cannot predict how liquid the market for our common stock might become. The trading price of our class A common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. In addition, the stock market in general and The Nasdaq National Market and technology companies in particular have experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our class A common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our class A common stock is influenced by the research and reports that industry or securities analysts publish about us, our business or our market. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of our class A common stock or other securities in the public market could cause our stock price to fall.

Additional sales of our class A common stock in the public market or sales of any other securities in our Company, or the perception that such sales could occur, could cause the market price of our class A common stock to decline. Upon completion of this offering, we will have 16,253,596 shares of class A common stock outstanding and we will also have 52,033,287 shares of our class B common stock outstanding, all of which are owned by Cypress and which represent approximately 76% of the total outstanding shares of our common stock. Cypress may convert these shares into class A common stock at any time. Cypress has no contractual obligation to retain its shares of our common stock, except that Cypress has agreed not to sell or distribute any of its shares of our common stock without the consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. until 90 days after the date of our final prospectus for this offering. Our directors and executive officers also have entered into 90-day lock-up agreements with Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., subject to certain exceptions, as described in “Underwriting.” Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of both Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. without prior notice. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

As of May 16, 2006, 286,712 shares of class A common stock held by employees and 2,162,940 shares of class A common stock issuable to these employees upon exercise of their options that had vested by such date were no longer subject to the transfer restrictions set forth in lock-up agreements entered into by these employees in connection with our initial public offering. Shares of class A common stock held by our affiliates will be subject to the transfer restrictions under Rule 144, including volume limitations. The lock-up agreement with respect to these shares will expire on May 16, 2006.

If Cypress elects to convert its shares of class B common stock into class A common stock, an additional 52,033,287 shares of class A common stock will be available for sale 90 days following the date of our final prospectus for this offering subject to volume and other restrictions as applicable under Rule 144 and 701 of the Securities Act. In addition, Cypress has the right to cause us to register the sale of its shares of our common stock under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

If Cypress distributes to its stockholders shares of our common stock that it owns, which it has agreed not to do for at least 90 days after the date of our final prospectus for this offering, substantially all of these shares would be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of our common stock would be sold in the open market in anticipation of, or after, any such distribution. We also are unable to predict whether a sufficient number of buyers for shares of our class A common stock would be in the market at that time.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

Because our common stock has in the past been sold at prices substantially lower than the public offering price that you will pay, you will suffer immediate dilution of $29.31 per share in net tangible book value, based on the closing price of our class A common stock on May 12, 2006 of $36.39 per share of common stock. The exercise of outstanding options and warrants may result in further dilution. A $1.00 increase in the public offering price per share would result in additional dilution in net tangible book value of $0.90 per share. A 10% increase in the number of shares of class A common stock sold, assuming a public offering price of $36.39, the closing price of our class A common stock on May 12, 2006, would reduce dilution in net tangible book value by $0.28 per share.

Our management will have broad discretion in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, potentially including further expansion of our Philippines’ manufacturing facilities. We may also use approximately $10 million of the proceeds to purchase our Philippines manufacturing facility from Cypress, which we will have the option to do under our lease agreement. In addition, we may use proceeds of this offering for the acquisition of or investment in complementary businesses, technologies or other assets, or to invest in joint ventures. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have broad discretion in applying the net proceeds of this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product offerings.

The difference in the voting rights of our class A and our class B common stock may harm the value and liquidity of our class A common stock.

The rights of the holders of class A and class B common stock are substantially similar, except with respect to voting, conversion and other protective provisions as set forth in this prospectus. The holders of class B common stock are entitled to eight votes per share and the holders of our class A common stock are entitled to one vote per share. The difference in the voting rights of our class A and class B common stock both before and after any distribution of our class B common stock by Cypress to its stockholders could harm the value of the class A common stock to the extent that any investor or potential future purchaser of our common stock ascribes value to the right of the holders of our class B common stock to eight votes per share. The existence of two classes of common stock could result in less liquidity for either class of common stock than if there were only one class of our common stock. See “Description of Capital Stock” for a description of our common stock and rights associated with it.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our restated certificate of incorporation, as amended and restated, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of the board of directors to issue, without stockholder approval, up to 10,042,490 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock; and

•	in the event that Cypress, its successors in interest and its subsidiaries no longer collectively own shares of our common stock equal to at least 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes:

•	our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible;

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	stockholders may not call special meetings of the stockholders; and

•	our board of directors will be able to alter our bylaws without obtaining stockholder approval.

Until such time as Cypress, its successor in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, the affirmative vote of at least 75% of the then-authorized number of members of our board of directors will be required to: (a) adopt, amend or repeal our bylaws or certificate of incorporation; (b) appoint or remove our chief executive officer; (c) designate, appoint or allow for the nomination or recommendation for election by our stockholders of an individual to our board of directors; (d) change the size of our board of directors to be other than five members; (e) form a committee of our board of directors or establish or change a charter, committee responsibilities or committee membership of any committee of our board of directors; (f) adopt any stockholder rights plan, “poison pill” or other similar arrangement; or (g) approve any transactions that would involve a merger, consolidation, restructuring, sale of substantially all of our assets or any of our subsidiaries or otherwise result in any person or entity obtaining control of us or any of our subsidiaries. Cypress may at any time in its sole discretion waive this requirement to obtain such a supermajority vote of our board of directors.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our restated certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions.

We incur substantial compliance costs as a public company.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and The Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs in 2006 and beyond, and to make some activities more time-consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance in the future and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements in this prospectus, including those made by the management of SunPower, other than statements of historical fact, are forward-looking statements. These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses, sources of revenues and international sales and operations;

•	our anticipated cash needs and our estimates regarding our capital expenditures, capital requirements and our needs for additional financing;

•	the performance, features and benefits of our products, plans for future products and for enhancements of existing products and product shipment dates;

•	the supply and price of components and raw materials, including polysilicon;

•	future pricing of our products and systems in which they are incorporated;

•	plans for and timing of expanding our manufacturing capacity;

•	our ability to attract customers and develop and maintain customer and supplier relationships;

•	our ability to retain our current key executives and to attract and retain other skilled managerial, engineering and sales and marketing personnel;

•	our competitive position and our expectation regarding key competitive factors;

•	elements of our marketing, growth and diversification strategies including our strategy to reduce our dependence on market incentives;

•	use of the proceeds of this offering;

•	our intellectual property and our continued investment in research and development;

•	anticipated trends and challenges in our business and the markets in which we operate; and

•	statements regarding our potential legal proceedings.

In some cases, you can identify forward-looking statements by such terms as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains statistical data that we obtained from government and industry publications and reports generated by SolarBuzz, Datamonitor, Navigant Consulting Photovoltaic Service Program, the Energy Information Administration of the United States Department of Energy and other Department of Energy sources and the International Energy Administration. These government and industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $243.7 million from our sale of the shares of class A common stock offered by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us based on an assumed public offering price of $36.39 per share, the closing price of our common stock on May 12, 2006. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $280.3 million.(1)

We will use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures, and potentially for further expansion of our Philippines’ manufacturing facilities. We may also use approximately $10 million of the proceeds to purchase our Philippines manufacturing facility from Cypress, which we have the option to do under our lease agreement. In addition, we may use proceeds of this offering for the acquisition of, or investment in, complementary businesses, technologies or other assets, and to invest in joint ventures. We may undertake such transactions in furtherance of our strategy to broaden our supply-chain opportunities, increase the efficiency of the downstream channel and reduce the cost of our products delivered to end customers. We may also use a portion of the proceeds for prepayments to vendors of polysilicon, ingots and wafers.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for all of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have broad discretion in applying the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any. Our revolving credit facility restricts our ability to pay dividends.

(1)	A 10% change in the number of shares of class A common stock to be sold would result in a change of net proceeds of $24.5 million, assuming a public offering price of $36.39 per share, the closing price of our class A common stock on May 12, 2006. Separately, a $1.00 change in the public offering price per share over or under $36.39, the closing price of our class A common stock on May 12, 2006, would result in a change in net proceeds of $6.7 million.

MARKET INFORMATION

Our class A common stock trades on The Nasdaq National Market under the trading symbol “SPWR.” There is no established public trading market for our class B common stock. Our class B common stock is convertible into one share of class A common stock at any time and will so covert automatically on any transfer unless Cypress distributes its shares of class B common stock to its stockholders in a tax-free distribution.

As of May 12, 2006, there were 46 holders of record of our class A common stock and one holder of record of our class B common stock. This number does not include the number of persons or entities who hold stock in nominee or street name through various brokerage firms, banks and other nominees. On May 12, 2006, the last closing sale price reported on The Nasdaq National Market for our class A common stock was $36.39 per share.

The following table sets forth the high and low closing sale prices of our common stock on The Nasdaq National Market:

	Low	High
Year Ended December 31, 2005
Fourth Quarter 2005	$24.42	$34.72
Year Ending December 31, 2006
First Quarter 2006	$30.13	$44.07
Second Quarter (through May 15, 2006)	$33.76	$42.00

CAPITALIZATION

The following table describes our capitalization as of March 31, 2006:

•	on an actual basis; and

•	as adjusted to reflect the sale of 7,000,000 shares of class A common stock by us in this offering at an assumed public offering price of $36.39 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted
	($ in thousands except per share data)
Revolving credit facility	$—	$—
Total debt	—	—

Class A common stock, $0.001 par value per share; 217,500,000 shares authorized, 9,253,596 shares issued and outstanding, actual; and 16,253,596 shares issued and outstanding as adjusted	9	16
Class B common stock, $0.001 par value per share; 157,500,000 shares authorized, 52,033,287 shares issued and outstanding, actual and as adjusted	52	52
Additional paid-in capital	318,501	562,160
Accumulated other comprehensive loss	(371)	(371)
Accumulated deficit	(58,278)	(58,278)

Total stockholders’ equity	259,913	503,579 (1)

Total capitalization	$259,913	$503,579

The number of as adjusted shares of class A and class B common stock shown as issued and outstanding in the table above is based on the number of shares of our class A and class B common stock outstanding as of March 31, 2006, and excludes:

•	6,333,549 shares of class A common stock issuable upon the exercise of options outstanding as of March 31, 2006, at a weighted average exercise price of $3.54 per share; and

•	106,839 shares of class A common stock reserved for future issuance as of March 31, 2006 under our 2005 Stock Incentive Plan.(2)

The 1996 Stock Plan and 1988 Incentive Stock Plan were terminated on November 22, 2005. No shares of our class A common stock remain available under the 1996 Stock Plan or our 1988 Incentive Stock Plan other than for satisfying exercises of stock options granted under this plan prior to its termination.

We have also adopted our 2005 Stock Unit Plan, under which our board of directors awards participants the right to receive cash payments from us in an amount equal to the appreciation in our stock between the award date and the date the employee redeems the award. A maximum of 100,000 stock units may be subject to stock unit awards granted under this plan and as of March 31, 2006, 60,000 units have been granted.

(1)	A $1.00 increase in the public offering price per share would result in increases in stockholders’ equity and total capitalization, as of March 31, 2006, of $6.7 million. Separately, a 10% increase in the number of shares of class A common stock sold, assuming a public offering price of $36.39 per share, would result in a increases in stockholders’ equity and total capitalization, as of March 31, 2006, of $24.5 million.
(2)	On May 4, 2006, our stockholders approved the reservation of an additional 250,000 shares for future issuance under the 2005 Stock Incentive Plan.

DILUTION

Our net tangible book value as of March 31, 2006 was approximately $239.5 million, or $3.91 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2006. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of class A common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to the sale of the 7,000,000 shares of class A common stock by us in this offering at an assumed public offering price of $36.39 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2006 would have been approximately $483.1 million, or $7.08 per share of common stock.(1)(2) This represents an immediate increase in net tangible book value of $3.17 per share of class A and class B common stock to existing stockholders and an immediate dilution in net tangible book value of $29.31 per share to new investors purchasing shares of class A common stock in this offering.

The following table illustrates this per share dilution:

Public offering price per share of class A common stock		$36.39
Net tangible book value per common share as of March 31, 2006	$3.91
Increase in net tangible book value per share attributable to existing stockholders	3.17
Net tangible book value per share as adjusted after this offering		7.08

Dilution per share to new investors		$29.31

The following table summarizes, as of March 31, 2006, the number of shares of class A common stock purchased from us at the public offering price of $36.39 per share, the total cash consideration paid and the average cash price per share paid by existing and new investors purchasing shares of class A common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	61,286,883	89.7%	318,562,000	55.6%	$5.20
New investors	7,000,000	10.3%	254,730,000	44.4%	$36.39

Total	68,286,883	100.0%	573,292,000	100.0%	$8.40

The table above also assumes no exercise of any outstanding stock options or warrants outstanding as of March 31, 2006. As of March 31, 2006, there were 6,332,549 shares of class A common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.54 per share. The 1996 Stock Plan was terminated in November 2005. No shares of our class A common stock remain available under the 1996 Stock Plan or our 1988 Stock Incentive Plan other than for satisfying exercises of stock options granted under this plan prior to its termination.

We have also adopted our 2005 Stock Unit Plan, under which our board of directors awards participants the right to receive cash payments from us in an amount equal to the appreciation in our stock between the award date and the date the employee redeems the award. A maximum of 100,000 stock units may be subject to stock unit awards granted under this plan and as of March 31, 2006, 60,000 units have been granted.

(1)	A $1.00 increase in the public offering price per share would increase our net tangible book value as of March 31, 2006 by approximately $6.7 million, or $0.10 per share, resulting in additional dilution of $0.90 per share to the new investors purchasing shares of class A common stock in this offering.
(2)	Separately, assuming a public offering price of $36.39 per share, a 10% increase in the number of shares sold of class A common stock would increase our net tangible book value as of March 31, 2006 by approximately $24.5 million, or $0.28 per share, resulting in a decrease in dilution of $0.28 per share to the new investors purchasing shares of class A common stock in this offering.

As of March 31, 2006, assuming the exercise and payment of all outstanding options and after giving effect to this offering, net tangible book value would have been approximately $505.6 million, representing dilution of $29.61 per share to new investors.(1) The table below assumes the exercise of all options to purchase shares of our class A common stock outstanding at March 31, 2006.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing common stockholders	61,286,883	82.1%	$318,562,000	53.4%	$5.20
Shares subject to options	6,332,549	8.5%	$22,431,628	3.8%	$3.54

Subtotal	67,619,432	90.6%	$340,993,628	57.2%	$5.04
New investors	7,000,000	9.4%	$254,730,000	42.8%	$36.39

Total	74,619,432	100.0%	$595,723,628	100.0%	$7.98

If the underwriters’ over-allotment option is exercised in full and assuming no exercise of any such outstanding stock options to purchase our common stock, the number of shares of common stock held by existing stockholders will be reduced to 88.4% of the total number of shares of common stock to be outstanding after this offering; and the number of shares of class A common stock held by the new investors will be increased to 8,050,000 shares or 11.6% of the total number of shares of common stock outstanding after this offering.(2)

(1)	As of March 31, 2006, assuming a $1.00 increase in the public offering price paid per share over $36.39, the closing price of our class A common stock on May 12, 2006, our net tangible book value would have increased by $6.7 million, representing additional dilution of $0.10 per share to new investors. As of March 31, 2006, assuming a 10% increase in the number of shares sold of class A common stock and a public offering price of $36.39 per share , our net tangible book value would have increased by approximately $24.5 million, representing a decrease in dilution of $0.26 per share to new investors.
(2)	A 10% increase in the number of shares sold of class A common stock would decrease the number of shares of common stock held by existing stockholders as a percentage of the total number of shares of common stock outstanding after this offering by 1%; the number of shares of class A common stock held by the new investors would increase by 805,000 shares, or 1% of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

On November 9, 2004, Cypress completed a reverse triangular merger with us in which each share of our then outstanding capital stock not owned by Cypress was valued at $3.30 per share and exchanged for an equivalent number of shares of Cypress common stock. This merger effectively gave Cypress 100% ownership of all of our then outstanding shares of capital stock but left our unexercised warrants and options outstanding. This transaction resulted in the “push down” of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting. See note 2 of the notes to our audited consolidated financial statements. The consolidated balance sheet and statements of operations data in this prospectus prior and up to November 8, 2004, refer to the Predecessor Company and this period is referred to as the pre-merger period, while the consolidated balance sheet and statements of operations data subsequent to November 8, 2004 refer to the Successor Company and this period is referred to as the post-merger period. A black line has been drawn between the accompanying financial statements to distinguish between the pre-merger and post-merger periods.

The selected consolidated balance sheet data as of December 31, 2004 and 2005, and the selected consolidated statements of operations data for the fiscal year ended December 31, 2002 and 2003, the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004 and the fiscal year ended December 31, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 and the selected consolidated statements of operations data for the years ended December 31, 2001 and 2002 have been derived from our audited consolidated financial statements not included in this prospectus.

The unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the results of operations and financial position for those periods and as of that date. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the three months ended March 31, 2006 should not be considered indicative of results expected for the full fiscal year.

Our audited and unaudited consolidated financial statements include allocations of certain Cypress expenses, including centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. The expense allocations have been determined on bases that we and Cypress considered to be reasonable reflections of the utilization of services provided or the benefit received by us. The financial data included in this discussion and in our audited and unaudited consolidated financial statements may not be indicative of our consolidated financial position, operating results, changes in equity and cash flows in the future, or what they would have been had we been a separate stand-alone entity during the periods presented. See note 3 of the notes to our audited consolidated financial statements and note 6 of the notes to our unaudited consolidated financial statements for additional information on our relationship with Cypress.

In 2001 and 2002, we reported our results of operations on a calendar year-end basis. In fiscal 2003, we began to report our results of operations on the basis of 52 or 53-week periods, ending on the Sunday closest to December 31. Fiscal 2003 ended on December 28, 2003 and included 52 weeks. The combined periods of fiscal 2004 ended on January 2, 2005 and included 53 weeks. Fiscal 2005 ended on January 1, 2006 and included 52 weeks. Our fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year in which the additional week falls into the fourth quarter of that fiscal year. For presentation purposes only, the audited and unaudited consolidated financial statements and notes refer to the calendar year-end and month-end of each respective period.

	Predecessor Company				Successor Company
	Years Ended December 31,			Jan. 1 Through Nov. 8, 2004	Nov. 9 Through Dec. 31, 2004	Year Ended Dec. 31, 2005	Three Months Ended
	2001	2002	2003				March 31, 2005	March 31, 2006
			(in thousands, except per share data)
Consolidated Statements of Operations Data
Revenue	$5,577	$4,055	$5,005	$6,830	$4,055	$78,736	$11,092	$41,958

Costs and expenses:
Cost of revenue	5,977	3,198	4,987	9,498	6,079	74,353	13,093	36,266
Research and development	914	2,532	9,816	12,118	1,417	6,488	1,667	1,996
Sales, general and administrative	1,334	1,396	3,238	4,713	1,111	10,880	1,800	4,381

Total costs and expenses	8,225	7,126	18,041	26,329	8,607	91,721	16,560	42,643

Operating loss	(2,648)	(3,071)	(13,036)	(19,499)	(4,552)	(12,985)	(5,468)	(685)
Interest income (expense)	(240)	(493)	(1,509)	(3,759)	(1,072)	(3,185)	(1,786)	834
Other income (expense), net	—	31	—	(44)	15	377	17	137

Income (loss) before income tax provision	(2,888)	(3,533)	(14,545)	(23,302)	(5,609)	(15,793)	(7,237)	286
Income tax provision	—	—	—	—	—	50	—	31

Net income (loss)	$(2,888)	$(3,533)	$(14,545)	$(23,302)	$(5,609)	$(15,843)	$(7,237)	$255

Net income (loss) per share:
Basic and diluted(1)	$(0.76)	$(1.11)	$(3.50)	$(5.51)	$(2,804.50)	$(0.68)	$(2.07)	$0.00

Weighted-average shares:
Basic(1)	3,782	3,188	4,156	4,230	2	23,306	3,500	61,126

Diluted	3,782	3,188	4,156	4,230	2	23,306	3,500	66,932

(1)	For all periods where we report a net loss, the basic and diluted net loss per share computation excludes potential shares of common stock issuable upon exercise of options and warrants to purchase common stock as their effect would be antidilutive. See note 1 of the notes to our audited consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted loss per share. For the period from November 9, 2004 through December 31, 2004, SunPower was a wholly owned subsidiary of Cypress. As a result, the weighted average shares and the net loss per share for this period are not comparable to other periods.

	Predecessor Company			Successor Company
	December 31,			December 31, 2004	December 31, 2005	March 31, 2006
	2001	2002	2003
Consolidated Balance Sheet Data
Cash and cash equivalents	$70	$345	$5,588	$3,776	$143,592	$117,118
Working capital (deficiency)	(3,674)	(3,090)	(28,574)	(54,314)	155,243	128,680
Total assets	1,212	9,254	30,891	89,646	317,654	331,033
Deferred tax liabilities	—	—	—	—	336	—
Notes payable to Cypress, net of current portion	—	—	5,312	21,673	—	—
Customer advances, net of current portion	—	—	—	—	28,438	29,141
Convertible preferred stock	7,365	9,366	9,366	8,552	—	—
Total stockholders’ equity (deficit)	(10,834)	(6,022)	(20,479)	(10,664)	258,650	259,913

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our audited and unaudited consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” In 2001 and 2002, we reported our results of operations on a calendar year-end basis. In fiscal 2003, we began to report our results of operations on the basis of 52 or 53-week periods, ending on the Sunday closest to December 31. Fiscal 2003 ended on December 28, 2003 and included 52 weeks. The combined periods of fiscal 2004 ended on January 2, 2005 and included 53 weeks. Fiscal 2005 ended on January 1, 2006 and included 52 weeks. Our fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year in which the additional week falls into the fourth quarter of that fiscal year. For presentation purposes only, our audited and unaudited consolidated financial statements and notes refer to the calendar year-end and month-end of each respective period.

On November 9, 2004, Cypress completed a reverse triangular merger with us in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of our then outstanding shares of capital stock, but leaving our unexercised warrants and options outstanding. This transaction resulted in the “push down” of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting. See note 2 of the notes to our audited consolidated financial statements. The consolidated balance sheet and statements of operations data in this prospectus prior and up to November 8, 2004, refer to the Predecessor Company and this period is referred to as the pre-merger period, while the consolidated balance sheet and statements of operations data subsequent to November 8, 2004 refer to the Successor Company and this period is referred to as the post-merger period. A black line has been drawn between the accompanying financial statements to distinguish between the pre-merger and post-merger periods.

In our discussion of our fiscal year 2004, we refer to each line item in the statement of operations as “combined” for comparative purposes. These combined amounts represent the sum of the financial data for SunPower Corporation for the period from January 1, 2004 to November 8, 2004, our pre-merger period, and from November 9, 2004 to December 31, 2004, our post-merger period. We are including these combined amounts to improve the comparative analysis versus the prior period, which included a full fiscal year. These combined amounts are for informational purposes only and do not purport to represent what our financial position would have been in such periods.

Our audited and unaudited consolidated financial statements include allocations of certain Cypress expenses, including centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. The expense allocations have been determined on bases that we and Cypress considered to be reasonable reflections of the utilization of services provided or the benefit received by us. The financial information included in this discussion and in our audited and unaudited consolidated financial statements may not be indicative of our consolidated financial position, operating results, changes in equity and cash flows in the future, or what they would have been had we been a separate stand-alone entity during the periods presented. See note 3 of the notes to our audited consolidated financial statements and note 6 of the notes to our unaudited consolidated financial statements for additional information on our relationship with Cypress.

General

We design, develop, manufacture, market and sell solar electric power products, systems and services. Our products are based on our proprietary processes and technologies. We have spent more than 15 years developing high performance solar cells, which are semiconductor devices that directly convert sunlight into electricity. We believe our solar cells have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity, available for the mass market. We also believe our solar cells provide the following benefits compared with conventional solar cells:

•	Superior performance, including the ability to generate up to 50% more power per unit area;

•	Superior aesthetics, with our uniformly black surface design which eliminates highly visible reflective grid lines and metal interconnect ribbons; and

•	Efficient use of silicon, a key raw material used in the manufacture of solar cells.

We offer solar power products, including solar cells, solar panels and inverters, which convert sunlight to electricity compatible with the utility network. Our initial solar sales efforts have been focused on residential and commercial applications where the high performance and superior aesthetics of our solar power products provide compelling customer benefits. We are also selling products for multi-megawatt solar power plant applications that mount our products on moving structures that track the sun. We sell our products in many countries, principally in regions where government incentives have accelerated solar power adoption. In addition, we offer imaging detectors based on our solar power technology primarily for medical imaging applications.

Overview

SunPower was incorporated in 1985 by Dr. Richard Swanson to develop and commercialize high-efficiency photovoltaic, or solar, cell technology. Our solar cells were initially used in solar concentrator systems, which concentrate sunlight to reflective dish systems. From 1988 to 2000, we focused our efforts on developing our high-efficiency solar cells and marketing our infrared detectors. In 2001, NASA used our solar cells in the Helios solar-powered airplane to achieve a world record powered-flight altitude of 96,863 feet. For the past several years, we have focused our efforts on building commercial manufacturing capacity for our solar cells while continuing to sell our imaging and infrared detectors. In late 2004, we commenced commercial production of our solar cells at our manufacturing facility in the Philippines.

In May 2002, Cypress made its initial investment in us of $8.8 million in exchange for 12,915,060 shares of our series one preferred stock, at which time it became our majority shareholder. This investment funded our operations and the initial development of our A-300 solar cell. During 2003, we built a pilot wafer fabrication line at Cypress’ Round Rock, Texas wafer fabrication facility. In 2003 and 2004, we continued our A-300 solar cell product and manufacturing process development efforts. In late 2004, we completed the construction of our 215,000 square foot wafer fabrication facility in the Philippines, which is capable of housing four solar cell production lines with a total production capacity of approximately 100 megawatts per year, and we installed and qualified our first 25 megawatts per year production line. We funded these activities and our continuing operations through additional loans from Cypress.

In late 2004, we shipped our first commercial A-300 solar cells from our Philippines manufacturing facility. On November 9, 2004, Cypress completed a reverse triangular merger with us in which each share of our then outstanding capital stock not owned by Cypress was valued at $3.30 per share on a post-split basis, or $1.65 per share on a pre-split basis, and exchanged for an equivalent number of shares of Cypress common stock. This merger effectively gave Cypress 100% ownership of all of our then outstanding shares of our capital stock but left our unexercised warrants and options outstanding.

In January 2005, Cypress invested an additional $16.0 million in us in exchange for 32,000,000 shares of our series two convertible preferred stock. In March 2005, Cypress invested $58.0 million in us in exchange for 17,575,757 shares of our class A common stock. This investment, along with customer advances, funded the purchase of equipment for our second and third 25 megawatts per year production lines in our Philippines manufacturing facility. In July 2005, Cypress purchased an additional 12,000,000 shares of our class A common stock in exchange for approximately $20.2 million of cash, cancellation of all of our then outstanding debt and payables to Cypress, which totaled approximately $39.8 million, and cancellation of warrants to purchase 3,821,429 shares of class A common stock issued to Cypress in connection with earlier loans. As a result, we no longer have any outstanding indebtedness to Cypress. On September 30, 2005, Cypress exchanged all of its outstanding shares of class A common stock for an equal number of shares of class B common stock pursuant to an exchange agreement by and between SunPower and Cypress. For additional discussion regarding our financial arrangements with Cypress, see the section entitled “Arrangements Between SunPower Corporation and Cypress Semiconductor Corporation” in our 2006 Proxy Statement, which is incorporated herein by reference and the section entitled “Related Party Transactions” included elsewhere in this prospectus.

Our employee base has increased from 66 full-time employees as of December 31, 2002 to 788 as of December 31, 2005 and 1,053 as of March 31, 2006 with most of the increase coming from hiring at our facility in the Philippines related to our increased manufacturing capacity. We have also increased headcount in research and development as well as sales, general and administrative functions as we prepare for continuing growth of our business.

We sell our solar power products to system integrators and OEMs. Our solar panels are assembled for us by a third-party subcontractor located in China. System integrators typically design and sell complete systems that include our solar panels along with additional required system components. In North America, our system integrators also incorporate our inverters in their system offerings. Our largest customers for our solar power products are Conergy and Solon.

In addition, we offer imaging and infrared detectors based on our solar power technology. Our imaging detectors are manufactured for us by Cypress and are processed and tested in our San Jose, California facility. We sell our imaging detectors to OEMs. Our primary customer for our imaging detectors is Plexus, a subcontractor to GE which uses our imaging detectors in its medical imaging products. We offer infrared detectors for use primarily in computing and mobile phone applications. For example, our infrared detectors are used in personal digital assistants to beam information from one device to another.

To date, the majority of our revenue from our solar power products has been generated from two systems integrator customers in Europe. A significant number of the systems designed and manufactured by our customers are then sold to OEMs, who in turn sell the systems to end customers, including to customers outside of Europe. Our international sales accounted for approximately 29% and 44% of our total revenue in fiscal 2003 and combined fiscal 2004, respectively, and 70% of our total revenue in fiscal 2005. For the three-month period ended March 31, 2006, international sales accounted for 66% of our total revenue. We anticipate that a significant amount of our total revenue will continue to be generated by sales to customers outside the United States. A significant portion of our sales are denominated in Euros.

Cypress has agreed to provide specified manufacturing and support services such as legal, tax, treasury and employee benefits services to us for a limited period from the date of our initial public offering so long as Cypress owns a majority of the aggregate number of shares of all classes of our common stock. See the section entitled “Arrangements Between SunPower Corporation and Cypress Semiconductor Corporation” in our 2006 Proxy Statement, which is incorporated herein by reference, for a description of these services and risks. The historical financial information is not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses will be in the future.

Financial Operations Overview

The following describes certain line items in our statements of operations.

Revenue

Prior to November 2004, our revenues were primarily derived from sales of imaging detectors and infrared detectors. In November 2004 we began shipping our solar power products which have experienced steady growth since that time. Solar power products accounted for 93% of our revenues in the first quarter of 2006 compared with 74% in the first quarter of 2005. Imaging products and other revenue accounted for 7% of our revenues in the first quarter of 2006 compared with 26% in the first quarter of 2005.

Cost of Revenue

Our cost of revenue consists primarily of silicon ingots and wafers for the production of solar cells, along with other materials such as chemicals and gases that are needed to transform silicon wafers into solar cells.

Other factors contributing to cost of revenue include amortization of intangible assets, depreciation, salaries, personnel-related costs, facilities expenses and manufacturing supplies associated with solar cell fabrication. For our solar panels, our cost of revenue includes raw materials such as glass, frame, backing and other materials, as well as the assembly costs we pay to our third-party subcontractor in China. For our imaging products, our cost of revenue includes the cost of silicon wafers, which is charged to us by our manufacturing contractor, Cypress, and our packaging and test costs. We expect cost of revenue to increase in absolute dollars as we bring on additional capacity and increase our product volume. Starting in 2005 and continuing into the first quarter of 2006, we have experienced marked increases in our cost of polysilicon which is the primary raw material used in the manufacture of our solar products. The increased cost of polysilicon has contributed to higher cost of revenue although we have partially mitigated the impact of the higher material prices by utilizing thinner polysilicon wafers starting in the first quarter of 2006. Despite the absolute increase in cost of revenue dollars in the first quarter of 2006 compared to the first quarter of 2005, we expect our cost of revenue to fluctuate as a percentage of revenue depending on many factors such as cost of raw materials, capacity utilization, production yields and product sales mix.

On November 9, 2004, Cypress completed a reverse triangular merger with us which effectively gave Cypress 100% ownership of all of our then outstanding shares of capital stock but left our unexercised warrants and options outstanding. As a result of that transaction, we were required to record Cypress’ cost of acquiring us in our financial statements, including its equity investment and pro rata share of our losses by recording intangible assets, including purchased technology, patents, trademarks and distribution agreement. The fair value for these intangibles is being amortized as a component of cost of revenue over two to six years on a straight-line basis. We expect that amortization of intangible assets from our November 9, 2004 merger with Cypress will be approximately $1.2 million per quarter through 2007 and diminish thereafter through 2010.

Our gross profit each quarter is affected by a number of factors, including average selling prices for our products, our product mix, our actual manufacturing costs, the utilization rate of our wafer fabrication facility and changes in amortization of intangible assets. Due to strong end-market demand for solar power products during the three months ended March 31, 2006, we manufactured and shipped products at or near the manufacturing capacity of our first two 25 megawatts per year production lines, which allows us to spread a significant amount of our fixed costs over full production volume, thereby reducing our per unit fixed cost. In the first quarter of 2006, we commenced operation of our third production line, which has an annual rated capacity of 25 megawatts. As we build additional manufacturing lines or facilities, our fixed costs will increase, and the overall utilization rate of our wafer fabrication lines or facilities could decline, which could negatively impact our gross profit. This decline may continue until a line’s manufacturing output reaches its rated practical capacity.

From time to time, we enter into agreements whereby the selling price for certain of our solar power products is fixed over a defined period. We also have fixed-priced agreements for raw materials purchases. An increase in our manufacturing costs, including polysilicon, silicon ingots and wafers, over such a defined period could have a negative impact on our overall gross profit. Our gross profit may also be impacted by certain adjustments for inventory reserves. We expect our gross profit to increase over time as we improve our manufacturing process and as we grow our business and leverage certain of our fixed costs. An expected increase in gross profit based on manufacturing efficiencies, however, could be partially or completely offset by increased raw material costs or decreased revenue.

Our operating expenses include research and development expense and sales, general and administrative expense.

Research and Development

Research and development expense consists primarily of salaries and related personnel costs, depreciation and the cost of solar cells and solar panel materials and services used for the development of products, including experiment and testing. We expect our research and development expense to increase in absolute dollars as we continue to develop new processes to further improve the conversion efficiency of our solar cells and reduce their manufacturing cost, and as we develop new products to diversify our product offerings. We expect our research and development expense to decrease as a percentage of revenue over time, assuming our revenue increases as we expect. During 2005 we entered into a three-year cost-sharing research and development project with the National Renewable Energy Laboratory, or NREL, to fund the design of our next generation solar panels. Payments received under this contract help offset our research and development expense. This contract is expected to fund approximately $1.0 million per year of our research and development expense through May 2008. Billings to NREL were approximately $222,000 for the three months ended March 31, 2006. There were no billings for the three months ended March 31, 2005.

Sales, General and Administrative Expense

Sales, general and administrative expense consists primarily of salaries and related personnel costs, professional fees, insurance and other selling expenses. We expect our sales, general and administrative expense to increase in absolute dollars as we expand our sales and marketing efforts, hire additional personnel, improve our information technology infrastructure and incur other costs related to the anticipated growth of our business. We also expect sales, general and administrative expense to increase to support our operations as a public company, including compliance-related costs. However, assuming our revenue increases as we expect, over time we anticipate that our sales, general and administrative expense will decrease as a percentage of revenue.

Interest Income (Expense)

Interest expense is associated with debt we owed Cypress and the fair value of warrants issued to Cypress which were reflected as interest expense using the effective interest method for financial reporting purposes. Interest income represents interest earned on our cash and cash equivalents.

Other Income (Expense), Net

Other income (expense), net consists primarily of gains or losses from foreign exchange, foreign exchange hedging contracts, and interest earned on our cash and investments.

Income Taxes

For financial reporting purposes, income tax expense and deferred income tax balances were calculated as if we were a separate entity and had prepared our own separate tax return. Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all of the deferred tax asset will be realized.

After the date we cease to be a member of Cypress’ consolidated, combined or unitary group for federal or state income tax purposes, as and to the extent that we become entitled to utilize on our separate tax returns portions of those credit or loss carryforwards existing as of such date, we will distribute to Cypress the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized and the amount of any credit carryforwards so utilized. We will distribute these amounts to Cypress in cash or in our shares, at our option. As of December 31, 2005, we had federal and California net operating loss carryforwards of approximately $36.5 million and $4.8 million, respectively, meaning that such potential future payments to Cypress, which would be made over a period of several years, would therefore aggregate to approximately $15.0 million. These net operating loss carryforwards expire at various dates from 2011 through 2025, if not utilized. We also had research and development credit carryforwards of approximately $1.2 million for federal income tax purposes and approximately $1.2 million for state income tax purposes. We have provided a valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty of their realizability. Due in part to equity financings, we experienced “ownership changes” as defined in Section 382 of the Code. Accordingly, our use of the net operating loss carryforwards and credit carryforwards is limited by the annual limitations described in Sections 382 and 383 of the Code.

We currently benefit from income tax holiday incentives in the Philippines pursuant to our Philippine subsidiary’s registrations with the Board of Investments and Philippine Economic Zone Authority, which provide that we pay no income tax in the Philippines for four years pursuant to our Board of Investments non-pioneer status and Philippine Economic Zone Authority registrations, and six years pursuant to our Board of Investments pioneer status registration. Our current income tax holidays expire in 2010, and we intend to apply for extensions. However, these tax holidays may or may not be extended. We believe that as our Philippine tax holidays expire, (a) gross income attributable to activities covered by our Philippine Economic Zone Authority registrations will be taxed at a 5% preferential rate, and (b) our Philippine net income attributable to all other activities will be taxed at the statutory Philippine corporate income tax rate of 32%. As of yet, no tax benefit has been realized from the income tax holiday due to operating losses in the Philippines.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition, which impacts the recording of revenue; (b) allowance for doubtful accounts, which impacts general and administrative expense; (c) warranty reserves, which impact cost of revenue and gross margin; (d) valuation of inventories, which impacts cost of revenue and gross margin; (e) stock option valuation, which impacts disclosure and cost of revenue and operating expenses; (f) valuation of long-lived assets, which impacts write-offs of goodwill and other intangibles; (g) valuation of goodwill impairment, which impacts operating expense and net income; and (h) accounting for income taxes which impacts our net income. We also have other key accounting policies that are less subjective, and therefore, their application would not have a material impact on our reported results of operations. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue Recognition

We sell our products to system integrators and OEMs and recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed and determinable, collectibility of the resulting receivable is reasonably assured and the rights and risks of ownership have passed to the customer. We do not currently have any significant post-shipment obligations, including installation, training or customer acceptance clauses with any of our customers, that could have an impact on revenue recognition. As such, we record revenue and a trade receivable for the selling price when the above conditions are met. Our revenue recognition is consistent across product lines and sales practices are consistent across all geographic locations.

We also enter into development agreements with some of our customers. Development revenue is recognized under the proportionate performance method, with the associated costs included in research and development expense. We estimate the proportionate performance of our development contracts based on an analysis of progress toward completion.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. The allowance for doubtful accounts was $317,000 and $318,000 as of December 31, 2005 and March 31, 2006, respectively. If the financial condition of our customers were to deteriorate such that their ability to make payments to us was impaired, additional allowances could be required.

Warranty Reserves

It is customary in our business and industry to warrant or guarantee the performance of our solar panels at certain levels of conversion efficiency for extended periods, often as long as 25 years. It is also customary to warrant or guarantee the functionality of our solar cells and imaging detectors for at least one year. We therefore maintain warranty reserves to cover potential liability that could arise from these guarantees. Our potential liability is generally in the form of product replacement. Our warranty reserves reflect our best estimate of such liabilities and are based on our analysis of product returns, results of industry-standard accelerated testing and various other assumptions that we believe to be reasonable under the circumstances. We have sold solar cells only since late 2004, and accordingly have a limited history upon which to base our estimates of warranty expense. We recognize our warranty reserve as a component of cost of revenue. Our warranty reserve includes specific accruals for known product issues and an accrual for an estimate of incurred but not reported product issues based on historical activity. Due to effective product testing and the short turnaround time between product shipment and the detection and correction of product failures, warranty expenses based on historical activity were not significant as of and for the fiscal years or interim periods presented.

Valuation of Inventory

Inventory is valued at the lower of cost or market. Certain factors could impact the realizable value of our inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously reserved or written down are eventually sold.

Stock-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective application transition method, and therefore have not restated prior periods’ results. Under the fair value recognition provisions of SFAS 123(R), we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest over the requisite service period of the award. Prior to the adoption of SFAS No. 123(R), we accounted for share-based payments under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and accordingly, generally recognized compensation expense only when we granted options with a discounted exercise price.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See note 1 of the notes to our audited consolidated financial statements and note 8 of the notes to our unaudited consolidated financial statements for a further discussion on stock-based compensation.

Valuation of Long-Lived Assets

Our long-lived assets include manufacturing equipment and facilities as well as certain intangible assets. Our business requires heavy investment in manufacturing facilities that are technologically advanced but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced in those facilities. On November 9, 2004, Cypress completed a reverse triangular merger with us in which each share of our then outstanding capital stock not owned by Cypress was exchanged at a value of $3.30 per share for shares of Cypress common stock having an equivalent aggregate value. This merger effectively gave Cypress 100% ownership of all of our outstanding shares of capital stock but left our unexercised outstanding warrants and options outstanding. As a result of that transaction, we were required to record Cypress’ cost of acquiring us in our financial statement by recording intangible assets including purchased technology, patents, trademarks, distribution agreement and goodwill. We evaluate our long-lived assets, including property and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Since we operate in only one business segment, impairment of long-lived assets is assessed at the enterprise level. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets or the strategy for our business and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value, and fair value is generally measured based on discounted cash flow analyses. We recorded a $461,000 impairment charge in the first quarter of fiscal 2005, related to certain equipment when we decommissioned our pilot wafer fab located in Cypress’ Round Rock, Texas facility. If there is a significant decrease in our business in the future, we may be required to record impairment charges in the future.

Goodwill Impairment

On November 9, 2004, Cypress completed a reverse triangular merger with us in which each share of our then outstanding capital stock not owned by Cypress was valued at $3.30 per share and exchanged for an equivalent number of shares of Cypress common stock. This merger effectively gave Cypress 100% ownership of all of our then outstanding shares of capital stock but left our unexercised outstanding warrants and options outstanding. As a result of that transaction, we were required to record Cypress’ cost of acquiring us, including its equity investment and pro rata share of our losses in our financial statements by recording intangible assets including purchased technology, patents, trademarks, distribution agreement and goodwill. We perform a goodwill impairment test on an annual basis and will perform an assessment between annual tests in certain circumstances. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. In estimating the fair value of our business, we make estimates and judgments about our future cash flows. Our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we use to manage our business.

Accounting for Income Taxes

Our global operations involve manufacturing, research and development and selling activities. Profit from non-U.S. activities is subject to local country taxes but not subject to United States tax until repatriated to the United States. It is our intention to permanently reinvest these earnings outside the United States. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. This adjustment would increase income in the period such determination is made.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to expense would result.

Results of Operations

The following table sets forth the consolidated statements of operations for the periods indicated as a percentage of revenue.

	Predecessor Company		Successor Company
	Years Ended December 31, 2003	January 1 Through November 8, 2004	November 9 Through December 31 2004	Year Ended December 31, 2005	Three Months Ended March 31,
					2005	2006
Consolidated Statement of Operations
Revenue	100%	100%	100%	100%	100%	100%

Costs and expenses:
Cost of revenue	99	139	150	94	118	87
Research and development	196	177	35	8	15	5
Sales, general and administrative	65	69	27	14	16	10

Total costs and expenses	360	385	212	116	149	102

Operating loss	(260)	(285)	(112)	(16)	(49)	(2)
Interest income (expense)	(30)	(55)	(26)	(4)	(16)	2
Other income (expense), net	—	(1)	—	—	—	1

Income (loss) before income tax provision	(290)	(341)	(138)	(20)	(65)	1
Income tax provision	—	—	—	—	—	—

Net income (loss)	(290)%	(341)%	(138)%	(20)%	(65)%	1%

Three Months Ended March 31, 2006 and 2005

Revenue

Revenue and the year-over-year change was as follows:

	Three Months Ended March 31,		Year- over- Year Change
	2006	2005
(Dollars in thousands)
Revenue	$41,958	$11,092	278%

We generate product revenue from sales of our solar cells, solar panels, inverters, imaging detectors and infrared detectors. Solar power products accounted for 93% of our revenue in the first quarter of 2006 compared with 74% in the first quarter of 2005. Imaging products and other revenue accounted for 7% of our revenue in the first quarter of 2006 compared with 26% in the first quarter of 2005. International sales accounted for 66% of our total revenue for the first quarter of 2006, and we expect international sales to remain a significant portion of overall sales for the remainder of 2006.

During the three months ended March 31, 2006, our revenue of approximately $42.0 million represented an increase of 278% from the $11.1 million in revenue reported in the first quarter of fiscal 2005. This increase in revenue was a result of continued increases in unit production and unit shipments of both solar cells and solar modules as we have continued to expand our solar manufacturing capacity. During the first quarter of 2005 we had one solar cell manufacturing line in operation with an approximate annual production capacity of 25 megawatts. Since then, we added a second 25 megawatt line during the fourth quarter of 2005 and a third production line capable of producing approximately 25 megawatts per year which began production during the first quarter of 2006.

During 2005 and through the first quarter of 2006, we have experienced relatively stable average selling prices for our solar products primarily due to the strength of end-market demand. We expect average selling prices for our solar power products to decline over time as the market becomes more competitive, as new products are introduced and as manufacturers are able to lower their manufacturing costs and pass on some of the savings to their customers, similar to our experience historically in our detector products.

Solon accounted for approximately 28% and 29% of our total revenue for the three months ended March 31, 2006 and 2005, respectively. Conergy accounted for 22% and 41% of total revenues for the three months ended March 31, 2006 and 2005, respectively. One other customer accounted for 15% of total revenue for the three months ended March 31, 2005.

Cost of Revenue

Cost of revenue as a percentage of revenue and the year-over-year change were as follows:

	Three Months Ended March 31,		Year-over-Year Change
	2006	2005
(Dollars in thousands)
Cost of revenue	$36,266	$13,093	177%
As a percentage of revenue	87%	118%

Overall, our cost of revenue during the three months ended March 31, 2006 was higher by $23.2 million than during the first quarter of 2005 primarily as a result of increased cost of revenue associated with operating more production lines and producing substantially higher unit volume. Material costs increased $12.5 million, primarily associated with the increase in unit sales volume and price increases in the cost of certain raw materials, particularly polysilicon. Increases in other costs of revenue included $3.9 million in production supplies, $1.8 million in depreciation expense, $1.2 million in facilities costs, mainly as a result of increased utilities expense, $1.1 million in freight costs, $933,000 in salaries and benefits costs, inclusive of $193,000 of stock-based compensation expense resulting from our adoption of SFAS No. 123(R) during the period and the remainder of which related to increased headcount to support our increase in volume production and $364,000 in equipment parts and supplies. As a percentage of revenue, our cost of revenue has declined to 87% in the first quarter of 2006 compared with 118% in the first quarter of 2005. The decrease in cost of revenue as a percentage of revenue is reflective of improved manufacturing economies of scale associated with markedly higher production volume and improved yields, offset partially by higher material costs, particularly for polysilicon and aluminum module frames.

Research and Development Expense

	Three Months Ended March 31,		Year-over-Year Change
	2006	2005
(Dollars in thousands)
Research & development expense	$1,996	$1,667	20%
As a percentage of revenue	5%	15%

During the three month period ended March 31, 2006 our research and development expense increased 20% compared to the same period in 2005, but decreased as a percentage of revenues from 15% to 5% over the same periods. In absolute dollars our research and development spending has increased $329,000 resulting from an increase of $289,000 in salaries and benefits costs as a result of added headcount, $420,000 in stock-based compensation expense resulting from the Company’s adoption of SFAS No. 123(R) during the period, $112,000 in materials and $109,000 in equipment costs incurred in relation to new projects related to the development our next generation of more efficient solar cells and thinner polysilicon wafers for solar cell manufacturing, as well as development of new processes to automate solar panel assembly operations. These increases were partially offset by a decrease of $177,000 in consulting services. Additionally, during the three months ended March 31, 2005, the Company recognized a $461,000 impairment charge related to certain equipment when the Company decommissioned its pilot wafer lab located in Cypress’ Round Rock, Texas facility.

Sales, General and Administrative Expense

	Three Months Ended March 31,		Year-over-Year Change
	2006	2005
(Dollars in thousands)
Sales, general and administrative	$4,381	$1,800	143%
As a percentage of revenue	10%	16%

Sales, general and administrative expenses increased $2.6 million in the first quarter of 2006 compared to the first quarter of 2005 as a result of increased headcount and payroll costs in all areas of sales, marketing, finance and information technology. The increase primarily relates to increases of $1.4 million in compensation expense, of which $647,000 were related to increased salaries and benefits expense as a result of increased headcount and $799,000 were related to stock-based compensation expense resulting from the adoption of SFAS No. 123(R) during the period, $116,000 in travel expenses due to increased travel to pursue potential market opportunities in Europe, Asia and North America, increased costs directly related to the increase in revenue including $119,000 in freight costs and $347,000 in product advertising costs, as well as increased general and administrative expenses including $538,000 in accounting and legal fees mainly due to compliance-related costs of having publicly traded common stock since November 2005 as well costs incurred in relation to registration of trademarks and patents. As a percentage of revenues, sales, general and administrative expenses decreased from 16% in the first quarter of 2005 to 10% in the first quarter of 2006 due to the fact that sales, general and administrative expenses increased at a substantially lower rate than the rate of increase in our revenues. The 143% increase in sales, general and administrative expenses from the first quarter of 2005 to the first quarter of 2006, corresponds with a 278% increase in revenues during the same period.

Interest and Other Income (Expenses)

	Three Months Ended March 31,		Year-over-Year Change
	2006	2005
(Dollars in thousands)
Interest income (expense)	$834	$(1,786)	n.a.
As a percentage of revenue	2%	(16)%
Other income	$137	$17	n.a.
As a percentage of revenue	—%	—%

During the first quarter of 2006, net interest and other income of $1.0 million represents primarily interest earned on our cash equivalents during the period. During the first quarter of 2005, net interest and other expense of $1.8 million represents primarily interest expense on borrowings and warrants from Cypress. Other income primarily represents gains from foreign currency transactions.

Income Taxes

	Three Months Ended March 31,		Year-over-Year Change
	2006	2005
(Dollars in thousands)
Income tax provision	$31	$—	n.a.
As a percentage of net revenues	—%	—%	n.a.

In the first quarter of 2006 income tax expense was provided for foreign income taxes in jurisdictions where our operations are profitable for tax purposes. The Company’s interim period tax provisions are estimated based on the expected annual tax value. We will pay federal and state income taxes in accordance with the tax sharing agreement with Cypress.

Years Ended December 31, 2004 and 2005

Revenue

Revenue increased from combined $10.9 million in 2004 to $78.7 million in 2005, a 623% increase. This increase was primarily due to strong demand for and commercial introduction of our solar cells and solar panels which began commercial production in late 2004. Combined revenue in 2004 was primarily generated from sales of our detector products, which represented 64% of revenue compared to 15% in 2005. Revenue from the sale of our solar cells and panels represented 36% of total combined revenue in 2004 compared to 85% in 2005, driven by continued growth in demand for solar applications. Our international sales accounted for 45% of our total combined revenue in 2004 compared to 70% in 2005.

Cost of Revenue

Cost of revenue increased from combined $15.6 million in 2004 to $74.4 million in 2005, a 377% increase. This increase was primarily due to higher unit sales and correspondingly higher production volumes of our solar power products in our Philippines facility, which commenced commercial operations in late 2004. In particular, we incurred $28.5 million higher raw material costs, primarily associated with the increase in unit sales volume. During 2005 we also experienced price increases in the cost of certain raw materials, particularly polysilicon. Other costs of revenues that were higher in fiscal 2005 than in the combined periods of fiscal 2004 included a $5.3 million increase in depreciation expense, a $3.9 million increase in freight costs, and a $2.9 million increase in facilities expenses. Also contributing to the higher cost of revenue was amortization of intangible assets which started in the post-merger period beginning November 9, 2004. Amortization of intangible assets was $0.6 million and $4.7 million in combined 2004 and 2005, respectively, representing amortization of purchased technology, patents, trademarks and other intangible assets.

Gross margin was negative 43% and positive 6% in 2004 combined and 2005, respectively. The negative gross margin in 2004 was primarily due to increased start-up and pre-operating costs associated with our first 25-megawatts per year production line in the Philippines, which went into commercial production in late 2004. The improvement in gross margin in 2005 is attributed to higher solar revenue, improved absorption of our fixed costs from higher production volume and improvement in manufacturing yields.

Research and Development Expense

Research and development expense decreased from $13.5 million in 2004 combined to $6.5 million in 2005, a 52% decrease. In 2004 combined, we incurred $1.9 million in process development and start-up costs associated with qualifying our first 25 megawatts per year production line in the Philippines that caused us to experience higher research and development expense. In addition, the $4.6 million in operating expenses associated with running our pre-production pilot wafer fabrication line were also recognized as research and development expenses in 2004 combined. A significant portion of these costs was recognized as cost of revenue starting in late 2004 as our first production line went into commercial operations and we started selling solar cells and solar panels. By category, the decline in research and development expenses was primarily due to a $2.6 million decrease in materials costs, a $0.9 million decrease in outside service and consulting costs, a $0.3 million decrease in salaries and other compensation charges, and a $0.8 million decrease in facilities expenses. Research and development expenses included stock-based compensation expense of zero dollars and $0.2 million in 2004 and 2005, respectively.

Sales, General and Administrative Expense

Sales, general and administrative expense increased from $5.8 million in 2004 combined to $10.9 million in 2005, a 87% increase. The increase in expenses during 2005 was primarily due to a $1.7 million increase in salary and other compensation charges related to growth in headcount in both sales and administrative functions, a $0.3 million increase in legal and audit costs, a $0.1 million increase in facilities expenses, a $0.8 million increase in freight costs related to sales, a $1.0 million increase in stock-based compensation, and a $0.8 million increase in Cypress charges for services such as tax, treasury, legal and human resource services.

Interest Expense

Interest expense decreased from $4.8 million in 2004 combined to $3.2 million in 2005. Interest expense attributed to debt we owed to Cypress was $2.9 million and $1.9 million in 2004 and 2005, respectively. Our borrowings during these time periods were to fund capital expenditures for our manufacturing capacity expansion.

Other Income (Expense), Net

Other income (expense), net was $29,000 combined expense in 2004 and $0.4 million income in 2005. The other income (expense), net, in 2005 was primarily related to interest income on the proceeds from our initial public offering.

Income Taxes

During 2005 our income tax provision related to taxes in foreign jurisdictions where we were profitable for tax purposes.

Pre- and Post-Merger Periods in 2004

On November 9, 2004, Cypress completed a reverse triangular merger with us, effectively giving Cypress 100% ownership of all our then outstanding shares of capital stock but leaving our unexercised warrants and options outstanding. This transaction resulted in the “push down” of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting which resulted in a pre- and post-merger periods in our 2004 fiscal year. The period from January 1, 2004 to November 8, 2004 represents our pre-merger period, while the period from November 9, 2004 to December 31, 2004, represents our post-merger period.

Revenue

Revenue for our pre-merger period was $6.8 million primarily from sales of our detector products driven by continued demand in infrared detection applications. Revenue for our post-merger period was $4.1 million with continuing sales from our detector product and a significant contribution from our initial sales of solar products which commenced commercial production in late 2004.

Cost of Revenue

Cost of revenue for our pre-merger period was $9.5 million, comprised of manufacturing costs related to our sale of detector products as well as pre-operating costs related to our first 25-megawatts per year production line in the Philippines, comprised primarily of the cost of silicon ingots and wafers. Cost of revenue for our post-merger period was $6.1 million, comprised of manufacturing cost related to our sale of detector products as well as manufacturing cost related to our initial sales of solar products, which commenced commercial operations in late 2004, comprised primarily of the cost of silicon ingots, wafers, utilities and maintenance expenses. Also contributing to cost of revenue was amortization of intangibles which was zero dollars in our pre-merger period and $0.6 million in our post-merger period as we recorded the intangible assets from the merger transaction with Cypress. The amortization expense represented amortization of purchased technology, patents, trademark and other.

Gross margin was negative 39% for our pre-merger period and negative 50% for our post-merger period. Both periods were negatively impacted by pre-operating and production ramp costs related to our first 25-megawatts per year production line in the Philippines which went into commercial production late 2004. The post-merger period was impacted by our initial amortization of intangible assets of $0.6 million.

Research and Development Expense

Research and development expense for our pre-merger period was $12.1 million or 177% of total revenue, while research and development expense for our post-merger period was $1.4 million or 35% of total revenue.

The pre-merger period expense was primarily due to significant process development spending for the commercialization and mass production of our A-300 solar cell product, including the operation of a pilot wafer fabrication line in Cypress’ Round Rock, Texas facility. Expenses during the pre-merger period also included start-up costs related to the qualification of our first 25-megawatts per year production line in the Philippines which went into commercial production in late 2004. Spending in the pre-merger period included the cost of silicon ingots, wafers, maintenance and third-party research and development services. Research and development for our post-merger period decreased to 35% of revenue primarily due to increase in revenue and the recognition of most of the costs associated with qualification of our A-300 solar cell product as cost of revenue. Stock-based compensation charges included in research and development expense was $23,000 and $293,000 in our pre- and post-merger periods, respectively.

Sales, General and Administrative Expense

Sales, general and administrative expense for our pre-merger period was $4.7 million or 69% of total revenue, and was $1.1 million or 27% of total revenue for our post-merger period. Spending for both pre and post-merger periods was primarily due to growth in headcount in both the sales and administrative organizations as we organized these functions to support our growth. Outside services and consulting costs, including legal and accounting fees, also contributed to the increased expense. The decrease in expenses as a percentage of revenue in our post-merger period was primarily due to growth in revenue primarily due to our initial sales of solar products that went into commercial production in late 2004. Stock-based compensation charges included in sales, general and administrative expense was $7,000 and $261,000 in our pre- and post-merger periods, respectively.

Interest Expense

Interest expense for our pre-merger period was $3.8 million and was comprised of $2.4 million of interest attributable to debt we owed to Cypress and $1.4 million attributed to the amortization related to the discount on debt we owed Cypress. Interest expense for our post-merger period was $1.1 million and was comprised of $0.6 million attributable to debt we owed to Cypress and $0.5 million attributed to the amortization related to the discount on debt we owed Cypress.

Other Income (Expense), Net

Other income (expense), net, was insignificant for both the pre- and post-merger periods.

Years Ended December 31, 2003 and 2004

In our discussion of our fiscal year 2004, we refer to each line item in the statement of operations as “combined” for comparative purposes. These combined amounts represent the sum of the financial data for SunPower Corporation for the period from January 1, 2004 to November 8, 2004, our pre-merger period, and from November 9, 2004 to December 31, 2004, our post-merger period. We are including these combined amounts to improve the comparative analysis versus the prior period, which included a full fiscal year. These combined amounts are for informational purposes only and do not purport to represent what our financial position would have been in such periods.

Revenue

Revenue increased from $5.0 million in fiscal 2003 to $10.9 million combined in fiscal 2004, a 117% increase. This increase was primarily due to a $2.1 million increase in sales of our detector products which was driven by continued growth in infrared detection applications. This increase was also due to $3.8 million in revenue from initial sales of our A-300 solar cell products that went into commercial production in late 2004. International sales accounted for 44% of our total combined revenue in fiscal 2004, compared to 29% in fiscal 2003. Conergy and Solon accounted for approximately 7% and 19%, respectively, of our total combined revenue in 2004, as compared none in 2003.

Cost of Revenue

Cost of revenue increased from $5.0 million in fiscal 2003 to $15.6 million combined in fiscal 2004, a 212% increase. This increase was primarily due to $9.3 million in costs related to the production and qualification of our first 25 megawatts per year production line in the Philippines, which were recognized as research and development expense in prior periods. By category, the increase was primarily due to a $5.7 million increase in materials costs, a $1.6 million increase in salaries and other compensation charges, a $0.8 million increase in outside services and consultant costs, and a $0.7 million increase in utilities and maintenance expenses. Also contributing to the increase in cost of revenue was amortization of intangible assets which was first recognized in 2004 as a result of recording the intangible assets from the transaction with Cypress. Combined amortization expense in fiscal 2004 was $573,000 representing amortization of purchased technology, trademark and patents.

Gross margin decreased from near breakeven in fiscal 2003 to negative 43% combined in fiscal 2004. This decrease was primarily due to increased costs associated with the production increase of our solar power products and due to higher unit sales of our detector products, primarily for infrared detector applications.

Research and Development Expense

Research and development expense increased from $9.8 million in fiscal 2003 to $13.5 million combined in fiscal 2004, a 38% increase. This increase was primarily due to significant process development spending for the commercialization and mass production of our A-300 solar cell product, including the operation of a pilot wafer fabrication line in Cypress’ Round Rock, Texas facility. In addition, the increase was due to increases in start-up costs related to the qualification of our first 25 megawatts per year production line in the Philippines, which went into commercial operation late 2004. By category, the increase in research and development expenses was primarily due to a $2.2 million increase in materials costs, a $0.7 million increase in utilities and maintenance expenses, and a $0.5 million increase in depreciation expenses. These increases were partially offset by a $0.6 million decrease in outside services and consultant costs. Stock-based compensation charges included in research and development expense was $0.3 million combined in fiscal 2004.

Sales, General and Administrative Expense

Sales, general and administrative expense increased from $3.2 million in fiscal 2003 to $5.8 million combined in fiscal 2004, a 80% increase. The increase was primarily due to a $0.9 million increase in salary and other compensation charges related to growth in headcount in both sales and administrative functions, and a $0.9 million increase in outside services and consulting costs, including legal and accounting fees. Stock-based compensation charges included in sales, general and administrative expense was $0.3 million combined in fiscal 2004.

Interest Expense

Interest expense increased from $1.5 million in fiscal 2003 to $4.8 million combined in fiscal 2004. Interest expense attributed to debt we owed to Cypress increased from $0.9 million in fiscal 2003 to $2.9 million combined in fiscal 2004 primarily due to increased borrowings to fund our product and process development and manufacturing capacity expansion. Interest expense attributed to the fair value of warrants issued to Cypress as part of our debt financing was $0.6 million in fiscal 2003 and $1.9 million combined in fiscal 2004.

Other Income (Expense), Net

Other income (expense), net was zero dollars in fiscal 2003 and $29,000 expense combined in fiscal 2004. The expense was primarily from foreign exchange losses.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statements of operations data for the following time periods: quarters ended September 30, 2004, March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006, the pre-merger period ended November 8, 2004 and the post-merger period ended December 31, 2004. The unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of this data. This information should be read together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor Company		Successor Company
	Quarter Ended Sept. 30, 2004	Oct. 1 Through Nov. 8, 2004	Nov. 9 Through Dec. 31, 2004	Quarters Ended
				Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006
(in thousands)
Consolidated Statements of Operations Data
Revenue	$2,502	$685	$4,055	$11,092	$16,400	$21,903	$29,341	$41,958
Costs and expenses:
Cost of revenue	3,192	2,790	6,079	13,093	17,585	18,953	24,720	36,266
Research and development	3,609	1,084	1,417	1,667	1,360	1,481	1,981	1,996
Sales, general and administrative	1,579	716	1,111	1,800	2,203	2,877	4,000	4,381

Total costs and expenses	8,380	4,590	8,607	16,560	21,148	23,311	30,701	42,643

Operating loss	(5,878)	(3,905)	(4,552)	(5,468)	(4,748)	(1,408)	(1,360)	(685)
Interest income (expense)	(1,544)	(799)	(1,072)	(1,786)	(1,398)	(197)	681	834
Other income (expense), net	(6)	(41)	15	17	(190)	(25)	89	137
Income (loss) before income tax provision	(7,428)	(4,745)	(5,609)	(7,237)	(6,336)	(1,630)	(590)	286
Income tax provision	—	—	—	—	—	—	50	31

Net income (loss)	$(7,428)	$(4,745)	$(5,609)	$(7,237)	$(6,336)	$(1,630)	$(640)	$255

The following tables set forth our unaudited historical results, for the periods indicated, as a percentage of revenue.

	Predecessor Company		Successor Company
	Quarter Ended Sept. 30, 2004	Oct. 1 Through Nov. 8, 2004	Nov. 9 Through Dec. 31, 2004	Quarters Ended
				Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006
Consolidated Statements of Operations Data
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue	128	407	150	118	108	87	84	87
Research and development	144	158	35	15	8	6	7	5
Sales, general and administrative	63	105	27	16	13	13	14	10

Total costs and expenses	335	670	212	149	129	106	105	102

Operating loss	(235)	(570)	(112)	(49)	(29)	(6)	(5)	(2)
Interest income (expense)	(62)	(117)	(26)	(16)	(9)	(1)	2	2
Other income (expense), net	—	(6)	—	—	(1)	—	1	1

Income (loss) before income tax provision	(297)	(693)	(138)	(65)	(39)	(7)	(2)	1
Income tax provision	—	—	—	—	—	—	—	—

Net income (loss)	(297)%	(693)%	(138)%	(65)%	(39)%	(7)%	(2)%	1%

Our total revenue and cost of revenue has increased sequentially in every quarter since the commercial introduction of our solar cells and solar panels in November 2004 and the subsequent commencement of production in our second and third solar cell lines in the fourth quarter of 2005 and the first quarter of 2006, respectively. Our research and development expense declined significantly beginning in late 2004 and continuing in the first three fiscal quarters of 2005 because a significant portion of our development costs previously recognized as research and development expense was recognized as cost of revenue. Specifically, this decrease was due to the change in cost classification of process development and start-up costs associated with qualifying our first 25 megawatts per year production line in the Philippines from research and development expense to cost of revenue beginning in late 2004 as our first production line went into commercial operations, and the discontinuation of our pilot wafer fabrication line. Sales, general and administrative expense increased markedly starting in the fourth quarter of 2005 due to compliance costs, including professional services, associated with being a publicly-traded company.

Our quarterly revenue and operating results are difficult to predict, and have in the past and may in the future fluctuate from quarter to quarter. We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of analysts and investors. For additional discussion of factors that may cause our revenue and operating results to fluctuate, please see those discussed in the “Risk Factors” section of this prospectus.

Liquidity and Capital Resources

In our discussion of fiscal 2004, we refer to certain sources and uses of cash as “combined” for comparative purposes. These combined amounts represent the sum of the financial data for SunPower “Predecessor Company” for the period from January 1, 2004 to November 8, 2004, our pre-merger period, and for SunPower “Successor Company” for the period from November 9, 2004 to December 31, 2004, our post-merger period. We are including these combined amounts to improve the comparative analysis versus the prior period, which included a full fiscal year. These combined amounts are included for informational purposes.

From 2002 until the closing of our initial public offering of 8.8 million shares of class A common stock on November 22, 2005, we financed our operations primarily through sale of equity to and borrowings from Cypress totaling approximately $142.8 million. We received net proceeds from our initial public offering of approximately $145.6 million. As of March 31, 2006, we had approximately $117.1 million in cash and cash equivalents.

Operating Activities

Net cash used in operating activities was $8.8 million in fiscal 2003 and $13.6 million combined in fiscal 2004. Net losses during those periods were $14.5 million and $28.9 million, respectively. We generated operating cash from increases in accounts payable to suppliers and to Cypress that partially offset our net losses during 2003 and 2004. Our combined accounts payables to suppliers and Cypress increased a total of $3.3 million in fiscal 2003 and $13.9 million combined in fiscal 2004.

Net cash generated from operating activities was $17.8 million in 2005, which reflects customer advances of $37.4 million to fund expansion of our manufacturing capacity, which was primarily offset by our net loss for the year of $15.8 million. In April 2005, we entered into an agreement with one of our customers to supply solar cells. As part of this agreement, the customer agreed to pre-fund the expansion of our manufacturing capacity to support this customer’s solar cell product demand. Beginning January 1, 2006, we began paying interest on the unpaid balance of this customer advance. We may repay all or any portion of the unpaid principal and related interest on the advances at any time without penalty through December 31, 2010. In September 2005, we entered into another customer advance agreement. As of December 31, 2005, we had received net advances of $37.4 million from two customers.

Net cash used in operating activities of $6.6 million for the three months ended March 31, 2006 was the result of the payment of 10.5 million Euro (approximately $12.4 million) advance to a supplier and an increase in accounts receivable of $6.5 million and an increase in inventories of $4.1 million, mainly due to increasing revenues. These items were mainly offset by an increase in accounts payable of $10.0 million resulting from the timing of payment of inventory and capital purchases, as well as net income of $255,000, plus non-cash items included in net income, including depreciation of $3.3 million related to property and equipment, amortization of intangibles of $1.1 million and stock-based compensation expense of $1.4 million, which was the effect of the adoption of SFAS 123(R) during the period.

Net cash used in operating activities of $17.8 million for the three months ended March 31, 2005 was mainly the result of a net loss of $7.2 million, a decrease in accounts payable to Cypress of $5.4 million, an increase in accounts receivable of $7.0 million and an increase in inventories of $4.0 million, mainly due to increasing revenues. These decreases in cash were partially offset by adjustments to net loss for non-cash items including depreciation of $1.5 million related to property and equipment, amortization of intangibles of $1.1 million and interest on warrants and other accrued interest of $1.7 million.

Investing Activities

Net cash used in investing activities was $14.8 million in fiscal 2003, $26.9 million combined in fiscal 2004 and $70.4 million in 2005, substantially all of which represented expenditures for manufacturing facilities and equipment. Capital equipment purchases in 2003 were primarily for our pilot wafer fabrication line in Cypress’ Round Rock, Texas facility. Capital equipment purchased in 2004 and 2005 was primarily for our manufacturing facility in the Philippines, equipment for our first 25 megawatts per year production line and for our second and third 25-megawatts per year production lines.

Net cash used by investing activities of $20.3 million and $3.1 million for the three months ended March 31, 2006 and 2005, respectively, primarily reflect capital expenditures associated with manufacturing capacity expansion in the Philippines. Although the timing of our capital expansion plans may shift depending on many factors, we currently expect capital expenditures of approximately $100.0 million in 2006 as we continue to increase our manufacturing capacity.

Financing Activities

Net cash provided by financing activities was $28.8 million in fiscal 2003, $38.7 million combined in fiscal 2004 and $192.4 million for 2005. All cash provided by financing activities during 2003 and 2004 came from our parent company, Cypress, in the form of either equity investments or loans. During 2005 we raised $46.6 million of equity and debt financing from Cypress and we raised $145.6 million of net proceeds from the initial public offering of 8.8 million shares of our Series A common stock in November 2005. Cumulatively, we raised approximately $142.8 million through the issuance of securities to Cypress. We currently have no outstanding debt obligations to Cypress apart from trade payables.

We have entered into a tax sharing agreement with Cypress, under which we and Cypress agree to indemnify each other for certain taxes and similar obligations that the other party could incur under certain circumstances. As a part of that, we have agreed to indemnify Cypress for any liability incurred as a result of issuances or dispositions of our stock after a transaction by Cypress to distribute our class B common stock to Cypress stockholders in a manner intending to qualify as a tax-free distribution. If Cypress distributes our class B common stock to Cypress stockholders in a transaction intended to qualify as a tax-free distribution and if we subsequently issue stock or otherwise participate in a transaction which causes Cypress’ distribution of shares to be taxable to Cypress, then our options for using our capital stock in acquisitions or to increase liquidity through an offering could be limited for a period of up to two years in order to avoid triggering the indemnification liability. For a more complete description of the tax sharing agreement, please see the section entitled “Relationship with Cypress Semiconductor Corporation—Tax Sharing Agreement” in our 2006 Proxy Statement, which is incorporated herein by reference. As of our stock’s closing price on May 15, 2006, our potential indemnification obligation to Cypress under this provision of our tax sharing agreement could result in a liability of $624 million payable to Cypress.

Net cash provided by financing activities for the three months ended March 31, 2006 primarily reflects proceeds from the exercise of stock options. Cash provided by financing activities during the three months ended March 31, 2005 primarily represents proceeds from the issuance of equity to Cypress aggregating $19.0 million. Additionally, during the three months ended March 31, 2005, we converted into equity approximately $50.9 million in debt to Cypress, inclusive of $5.1 million in interest related to such debt.

In December 2005 we entered into our $25.0 million three-year revolving credit facility with affiliates of Credit Suisse, Cayman Islands Branch and Lehman Brothers. Our revolving facility is collateralized by substantially all of our assets, including the stock of our foreign subsidiaries. Borrowings under our revolving facility are conditioned upon customary conditions as well as (1) with respect to the first $10.0 million drawn on the facility, maintenance of cash collateral to the extent of outstanding borrowings (excluding amounts borrowed), and (2) with respect to the remaining $15.0 million of our revolving facility, satisfaction of a coverage test which is based on the ratio of our cash flow to capital expenditures. Our revolving facility contains customary covenants and defaults including limitations on dividends, incurrence of indebtedness and liens, and mergers and acquisitions. Our revolving facility bears interest at a rate of the greater of the prime rate or federal funds rate for US dollar draws, or the LIBOR plus 1% for Euro dollar draws on the first $10.0 million of borrowings and the greater of the prime rate plus 2% or federal funds rate plus 2% for US dollar draws, or LIBOR plus 3% for Euro dollar draws on any borrowings over $10.0 million. The interest rate for Euro dollar borrowings would have been 3.8% on the first $10.0 million of borrowings and 5.8% on any borrowings over $10.0 million at March 31, 2006. The interest rate U.S. dollar borrowings would have been 7.8% on the first $10.0 million of borrowings and 9.8% on any borrowings over $10.0 million at March 31, 2006. To date there have been no borrowings under our revolving facility.

We believe that our current cash and cash equivalents and funds available from our revolving facility will be sufficient to meet our working capital and capital expenditure commitments for at least the next 12 months. However, if our financial results or operating plans change from our current assumptions, we may not have sufficient resources to support our business plan. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and would require us to abide by covenants under our revolving facility or other debt agreements that would restrict our operations. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

We expect to experience growth in our operating expenses, including our research and development, sales and marketing and general and administrative expenses, for the foreseeable future to execute our business strategy. This increase in operating expenses may not result in an increase in our revenue and our anticipated revenue may not be sufficient to support these increased expenditures. We may also be required to purchase polysilicon in advance to secure our wafer supplies. We anticipate that operating expenses, working capital as well as planned capital expenditures and polysilicon purchases will constitute a material use of our cash resources.

The following summarizes our contractual obligations at March 31, 2006:

	Payments Due by Period
Contractual Obligations	Total	2006 (remaining 9 months)	2007 - 2008	2009 - 2010	Beyond 2010
	(in thousands)
Obligation to Cypress	$2,823	$2,823	$—	$—	$—
Customer advances	38,828	7,052	17,234	14,542	—
Interest on customer advances	4,613	1,366	2,453	794	—
Lease commitments	4,827	402	896	849	2,680
Non-cancelable purchase orders	25,631	25,631	—	—	—

Total	$76,722	$37,274	$20,583	$16,185	$2,680

In addition to the firm purchase commitments listed in the table above, we have agreements with several suppliers of polysilicon, ingots and wafers. These agreements specify future quantities and pricing of products to be supplied by the vendors for periods up to 12 years and there are certain consequences, such as forfeiture of advanced deposits and penalty payments relating to previous purchases, in the event that we terminate the arrangements.

On May 15, 2006, we entered into a lease of our 43,732 square foot headquarters, which is located in a building owned by Cypress in San Jose, California. Aggregate future minimum payments to Cypress total $5.1 million over the five year term of the lease.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 154, or SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes,” and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. It establishes retrospective application, or the earliest practicable date, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 was adopted by the Company in the first quarter of 2006 and did not have any impact on our results of operations or financial condition as we made no such changes.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Under SFAS No. 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, which provides additional guidance on the implementation of SFAS No. 123(R). The Company adopted SFAS No. 123(R) in the first quarter of fiscal 2006. The adoption of SFAS No. 123(R) had a material impact on the Company’s consolidated results of operations, financial condition and cash flows. For more information on the Company’s implementation of SFAS No. 123(R) and the stock-based compensation costs recorded in the condensed consolidated financial statements during the three months ended March 31, 2006, refer to note 1 of the notes to our audited consolidated financial statements and note 8 of the notes to our unaudited consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our investment portfolio. As of March 31, 2006, our cash equivalents consisted of money market funds. Due to the short-term nature of our investment portfolio, we do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. Since we believe we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio.

Foreign Currency Exchange Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to sales to European customers that are denominated in Euros, procurement of certain capital equipment in Euros and customer advances and supplier prepayments in Euros. In combined fiscal 2004 and the year ended December 31, 2005, approximately 44% and 70%, respectively, of our total revenue was generated outside the United States. During the three months ended March 31, 2006 and 2005, approximately 66% and 75%, respectively, of our total revenue was generated outside the United States. A hypothetical change of 10% in foreign currency exchange rates could impact our consolidated financial statements or results of operations by $5.6 million million based on our outstanding cash flow hedge forward contracts of $56.1 million as of March 31, 2006. We currently conduct hedging activities, which involve the use of currency forward contracts. We cannot predict the impact of future exchange rate fluctuations on our business and operating results. In the past, we have experienced an adverse impact on our revenue and profitability as a result of foreign currency fluctuations. We believe that we may have increased risk associated with currency fluctuations in the future.

BUSINESS

Company Overview

We design, develop, manufacture, market and sell solar electric power products, systems and services. Our products are based on our proprietary processes and technologies. We have spent more than 15 years developing high performance solar cells, which are semiconductor devices that directly convert sunlight into electricity. We believe our solar cells have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity, available for the mass market. We also believe our solar cells provide the following benefits compared with conventional solar cells:

•	Superior performance, including the ability to generate up to 50% more power per unit area;

•	Superior aesthetics, with our uniformly black surface design which eliminates highly visible reflective grid lines and metal interconnect ribbons; and

•	Efficient use of silicon, a key raw material used in the manufacture of solar cells.

We offer solar power products, including solar cells, solar panels and inverters, which convert sunlight to electricity compatible with the utility network. Our initial solar sales efforts have been focused on residential and commercial applications where the high performance and superior aesthetics of our solar power products provide compelling customer benefits. We are also selling products for multi-megawatt solar power plant applications that mount our products on moving structures that track the sun. We sell our products in many countries, principally in regions where government incentives have accelerated solar power adoption. The global solar power market, as defined by solar power system installations, had an estimated $10 billion in revenue in 2005 and is expected to grow to $19 billion by 2010, according to SolarBuzz, a research and consulting firm.

We produce our solar cells at our manufacturing facility in the Philippines. We currently operate three 25 megawatts per year solar cell production lines in the Philippines, and we are adding an additional 33 megawatts per year production line, which is expected to increase the total rated production capacity to approximately 108 megawatts per year by the end of 2006. We have recently started construction on a second solar cell manufacturing facility next to our existing facility. This second facility is designed to house up to six additional production lines for an aggregate rated production capacity in that facility of approximately 200 megawatts per year. We expect production in the new facility to start in 2007. Our solar panels are assembled for us by a third-party subcontractor in China. We expect to increase the number of solar panels assembled by this third-party subcontractor. We also expect to supplement this assembly with capabilities from an automated solar panel assembly line with an expected rated capacity of 30 megawatts per year that we are currently installing in a building near our existing solar cell factory in the Philippines. We intend to commence solar panel production at this new automated facility during the second half of 2006. The new building is large enough to accommodate two additional lines which, if we elect to add them, would give us an expected aggregate rated production capacity of 90 megawatts per year in that facility. Our systems in North America also include branded inverters manufactured for us by a sole provider.

We currently sell our solar power products in Europe, Asia and North America to system integrators and original equipment manufacturers, or OEMs. In North America, we are selling to a network of 25 independent dealer/installers for the residential market. We sell these dealer/installers solar panels and inverters and offer services, including rebate financing, delivery and logistics, and installer training.

In addition, we offer imaging detectors based on our solar power technology primarily for medical imaging applications. Our imaging detectors are manufactured for us by Cypress and are processed and tested in our California facilities. We sell our imaging detectors to OEMs. We also offer infrared detectors based on our high performance all back contact technology primarily for use in computing and mobile phone applications.

We commenced commercial production of our solar cells in late 2004. We generated total combined revenue of $10.9 million in fiscal 2004 and total revenue of $78.7 million in fiscal 2005. We have incurred operating losses since inception, and we incurred a net loss of $15.8 million for the year ended December 31, 2005. For the three-month period ended March 31, 2006, we had revenue of approximately $42.0 million and an operating loss of approximately $0.7 million. For the twelve-month period ending March 31, 2006, we had revenue of $109.6 million and an operating loss of approximately $8.2 million. As of March 31, 2006, we had an accumulated deficit of approximately $58.3 million.

Industry Overview

The electric power industry is one of the world’s largest industrial segments, with annual revenue of approximately $1.06 trillion in 2004, according to Datamonitor. Global electricity demand has grown consistently at a rate of 1% to 4% annually for the past decade, according to the EIA. Worldwide demand for electricity is expected to increase from 14.3 trillion kilowatt hours in 2002 to 26.0 trillion kilowatt hours by 2025, according to the United States Department of Energy’s International Energy Outlook. Investments in generation, transmission and distribution to meet growth in electricity demand, excluding investments in fuel supply, are expected to be roughly $10 trillion by 2030, according to the IEA.

The electric power industry faces the following challenges in meeting the growing worldwide electricity demand:

•	Fossil Fuel Supply Constraints. Over 65% of the world’s electricity is generated from fossil fuels such as coal, oil and natural gas, according to the IEA. Limited fossil fuel supply and escalating electricity consumption are driving up wholesale electricity prices. This has resulted in higher electricity costs for consumers and highlighted the need to develop new technologies for electricity generation.

•	Infrastructure Constraints. In many parts of the world, existing electricity generation, transmission and distribution infrastructure is insufficient to meet projected demand. Developing and constructing electricity supply and delivery infrastructure is capital intensive. In much of the developed world, current and future electricity supply and delivery constraints caused by demand growth will be exacerbated by the need to replace existing aging infrastructure. In some parts of the developing world, demand is growing more rapidly than in the developed world. This rapid growth has left electricity supply and delivery insufficient to meet demand in some areas, resulting in both scheduled and unscheduled blackouts.

•	Desire for Energy Security. Given the political and economic instability in the major oil and gas producing regions of the world, governments are trying to reduce their dependence on foreign sources of energy. In the most recent year for which data is available, over 60% of the energy used in Germany and over 80% of the energy used in Italy, Spain, Japan and Korea, was imported, according to the IEA. That figure was 29% for United States. Expanding the domestic portion, and particularly the renewable resources portion of the overall electric generation portfolio is a key element of many government strategies to increase energy security.

In addition to these fundamental challenges, the electric power industry is also exposed to growing environmental concerns. The climate change risks associated with fossil fuel generation are creating political momentum to implement greenhouse gas reduction strategies. Government regulators continue to strengthen other air and water emissions control requirements and over the past decade have launched incentive programs to accelerate the development of renewable energy sources.

•	Emission Reduction Initiatives. The Kyoto Protocol, directing the signatory nations to lower and stabilize their greenhouse gas emissions, was adopted in 2004. In support of the Kyoto Protocol, the European Union implemented climate change mitigation requirements for the first time in 2005. While the United States did not sign the Kyoto Protocol, new United States power plants are required to install the best available emission control technology, which can be costly. This expense contributes to electricity from new fossil fuel-fired plants costing more than electricity from existing power plants, thus increasing retail electric rates over time.

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Renewable Resource Programs.    Renewable energy policies are in place in the European Union, certain countries in Asia, as well as many of the states and provinces in Australia, Canada and the United States. China passed a renewable energy law in 2005 that goes into effect in 2006. Germany’s renewable energy policy has had a strong solar focus which contributed to Germany surpassing Japan as the leading solar power market in terms of annual megawatt additions in 2004. In the United States, 19 states and the

District of Columbia have established mandates that a certain portion of electricity delivered to customers come from renewable resources. The United States enacted a major energy bill in 2005 which includes federal tax credits, federal purchasing goals and other programs designed to accelerate the adoption of solar power. Colorado, New Jersey and Pennsylvania are among other states that require electric suppliers to obtain a certain percentage of their electricity from renewable resources, and specifically designate a solar procurement goal.

Renewable Resource Market

Renewable resources include solar, biomass, geothermal, hydroelectric and wind power generation. As opposed to fossil fuels which draw on finite resources that may eventually become too expensive to retrieve, renewable resources are generally unlimited in availability. In recent years, the use of renewable resources has been increasing in response to these growing concerns. While hydroelectric power generation currently has the largest installed base, over the last five years solar and wind power generation have emerged as the most rapidly growing renewable sources of electricity.

Solar energy can be used to convert sunlight into heat, called solar thermal energy, or directly into electricity, called photovoltaic energy. Solar thermal applications can be distributed, such as roof-mounted systems for heating swimming pools, or can be centralized where sunlight is concentrated to heat a medium that drives a turbine to generate electricity in large scale plants. Large scale solar thermal electric power plants have operated for 20 years in Southern California. Electricity generated from solar thermal electric power plants requires large concentrators and turbines which are not suitable for residential locations.

We refer to solar power as the use of interconnected solar cells, as opposed to solar thermal technology, to generate electricity from sunlight. The interconnected cells are packaged into solar panels, which are mounted in areas with direct exposure to the sun, such as rooftops. Compared to other renewable energy technologies, solar power’s benefits include:

•	Environmental Advantage. Solar power is one of the most benign electric generation resources. Solar cells generate electricity without air or water emissions, noise, vibration, habitat impact or waste generation.

•	Fuel Risk Advantage. Unlike fossil and nuclear fuels, solar energy has no fuel price volatility or delivery risk. Although there is variability in the amount and timing of sunlight over the day, season and year, a properly sized and configured system can be designed to be highly reliable while providing long-term, fixed price electricity supply.

•	Location Advantage. Unlike other renewable resources such as hydroelectric and wind power, solar power is generally located at a customer site due to the universal availability of sunlight. As a result, solar power limits the expense of and energy losses associated with, transmission and distribution from large scale electric plants to the end users. For most residential consumers seeking an environmentally friendly power alternative, solar power is the only viable choice because it can be located in urban and suburban environments.

•	Retail Rate Benchmark Advantage. Unlike biomass, geothermal, hydroelectric and wind power generation which are location-dependent and sell primarily to the wholesale market, solar power competes with retail prices as it is customer-sited and supplements a customer’s electricity purchased at retail rates from the utility network.

•	Peak Energy Generation Advantage. Solar power is well-suited to match peak energy needs as maximum sunlight hours generally correspond to peak demand periods when electricity prices are at their highest. These characteristics increase the value of solar power as compared to other renewable resources that do not align with peak demand periods.

•	Modularity. Solar power products can be deployed in many sizes and configurations to meet the specific needs of the customer.

•	Reliability. With no moving parts or regular required maintenance, solar power systems are among the most reliable forms of electricity generation.

Solar Power Market

Solar power technology has been used to generate electricity in space program applications for several decades and in commercial applications over the last 30 years. Increasingly, government incentive programs are accelerating the adoption of solar power. Since 1985, the market for solar power, as defined by worldwide shipments of solar power systems, has grown at a compound annual growth rate of over 20%, according to Navigant, a consulting firm. The global solar power market, as defined by solar power system installations, had an estimated $10 billion in revenue in 2005 and is expected to grow to $19 billion by 2010, according to SolarBuzz, a research and consulting firm.

Solar power systems convert sunlight directly into electricity. These systems are used for residential, commercial and industrial applications and for customers who either have access to or are remote from the electric utility grid. The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, represents the largest and fastest growing segment of the solar power market. Worldwide installations of solar power systems are expected to grow at an average annual rate of 17% from 1.5 gigawatts in 2005 to 3.3 gigawatts by 2010, led by on-grid shipments, according to SolarBuzz.

“Off-grid” markets, where access to utility networks is not economical or physically feasible, and consumer markets both offer additional opportunities for solar technology. Off-grid industrial applications include road signs, highway call boxes and communications support along remote pipelines and telecommunications equipment, as well as rural residential applications. Consumer applications include garden lights, other outdoor lighting and handheld devices such as calculators.

Challenges Facing Solar Power

The solar power industry must overcome the following challenges to achieve widespread commercialization of its products:

•	Decrease Solar Per Kilowatt-hour Cost to Customer. In most cases, the current cost of solar electricity is greater than the cost of retail electricity from the utility network. While government programs and consumer preference have accelerated the use of solar power for on-grid applications, product cost remains one of the largest impediments to growth. To provide an economically attractive alternative to conventional electricity network power, the solar power industry must continually reduce manufacturing and installation costs.

•	Achieve Higher Conversion Efficiencies. Increasing the conversion efficiency of solar cells reduces the material and assembly costs required to build a solar panel with a given generation capacity. Increased conversion efficiency also reduces the amount of rooftop space required for a solar power system, thus lowering the cost of installation per consumer.

•	Improve Product Appearance. We believe aesthetics are a barrier to wider adoption of solar power products particularly among residential consumers. Historically, residential and commercial customers have resisted solar power products, in part, because most solar panels are perceived as unattractive.

•	Increase Polysilicon Production Capacity and Efficient Use of Polysilicon. There is currently an industry-wide shortage of polysilicon, an essential raw material in the production of solar cells. Given this demand and supply imbalance, we believe that the expansion of polysilicon manufacturing capacity as well as the more efficient use of polysilicon, for example through the reduction of wafer thickness, will be critical for the continued growth of the solar power industry.

Our Strengths

We believe we are a leader in producing high performance solar cells. We believe our competitive advantages include:

•	Superior Conversion Efficiency. We believe our solar cells have the highest conversion efficiency available for the mass market. Our proprietary all back contact design results in conversion efficiencies up to 50% higher per unit area than conventional solar cells. Because our solar cells do not have front gridlines which block a portion of the sunlight, more sunlight enters our solar cells and is converted into electricity. In addition, our solar cells incorporate other proprietary technologies which enable them to capture more light and convert more sunlight into energy. This superior conversion efficiency results in decreased per watt panel packaging and installation costs and provides greater power generation on a given rooftop space.

•	Superior Aesthetics. Because all electrical contacts are located on the back, our solar cells have a uniformly black appearance that allows our solar panels to blend into customers’ rooftops. We believe historical adoption of solar power by residential customers has been negatively impacted by the appearance of conventional solar panels. We believe our solution appeals to residential customers seeking aesthetically appealing solutions.

•	Efficient Silicon Utilization. We believe our superior conversion efficiency allows us to use less silicon to generate the same amount of electricity as conventional solar cells of the same size. Based on third-party data, the solar industry’s average rate of polysilicon usage is estimated to range from 10.5 grams of polysilicon per watt to 11.5 grams of polysilicon per watt. Our rate of consumption, as calculated by us, is approximately eight grams of polysilicon per watt. This provides our solar cells with more efficient utilization of polysilicon, as defined by grams of polysilicon per watt, than that of conventional solar cells. Efficient utilization of silicon is important because silicon wafers represent a significant cost component in the production of solar cells.

•	Ease of Assembly. Our proprietary solar cell architecture simplifies assembly since all electrical contacts are in-plane behind the solar cell circuit. Panels made from our solar cells do not require traditional interconnect “weaving” whereby the front of one solar cell is connected to the back of the next solar cell. This process can be time-consuming, difficult and expensive. By contrast, our solar cell architecture allows for the connections to be made on the back only, thereby reducing the complexity and cost of assembly.

•	Manufacturing Advantages. We manufacture our solar cells at our facility in the Philippines, a low-cost production region. In addition, we believe our background and expertise in the semiconductor industry enables us to improve our manufacturing yields, cost, quality and product ramp predictability.

•	Brand Awareness. We believe SunPower is increasingly recognized as a technology leader within the solar industry and with end-users, and that our customers associate our brand with a combination of product benefits, including high efficiency, superior product appearance and superior system performance.

•	Strong Management Team. Our management team has a diverse set of industry skills and global operating experience, including backgrounds spanning the solar, semiconductor and optical media industries, as well as expertise running high-volume, low-cost manufacturing operations and complex organizations and managing rapid growth. Our executive officers have an average of over 25 years of experience in the solar or high technology industries.

Our Strategy

Our principal objective is to be the leader in high performance solar power products. We plan to achieve this objective by pursuing the following strategies:

•	Maintain our Technology Advantage and Reduce Manufacturing Costs. We believe that our all back contact solar cell technology currently provides us with a competitive advantage. We intend to invest in research and development to improve solar cell efficiency and lower manufacturing costs. We intend to continue investing in our equipment and processes to reduce wafer thickness, improve throughput, processing yield and quality.

•	Continue Expanding Manufacturing Capacity. We have three solar cell manufacturing lines with an approximate annual production capacity of 75 megawatts, which is equivalent to over 24 million A-300 solar cells per year. We are adding an additional 33 megawatts per year production line, which is expected to increase the total rated production capacity to approximately 108 megawatts per year by the end of 2006. We recently began construction of a second solar cell manufacturing facility next to our existing facility. This second facility is designed to house up to six additional production lines for an aggregate rated production capacity in that facility of approximately 200 megawatts per year. We expect production in the new facility to start in 2007. Our solar panels are assembled for us by a third-party subcontractor in China. We expect to increase the number of solar panels assembled by this third-party subcontractor, but also expect to supplement this assembly with capabilities from an automated solar panel assembly line with an expected rated capacity of 30 megawatts per year that we are currently installing in a building near our existing solar cell facility in the Philippines. We intend to commence solar panel production at this new automated facility by the end of 2006. The new building is large enough to accommodate two additional lines which, if we elect to add them, would give us an expected aggregate rated production capacity of 90 megawatts per year in that facility.

•	Reduce our Dependence on Market Incentives. Most of our current customers operate in markets that depend on a variety of government incentives to reduce the cost of solar power systems to end customers. In the short term, we intend to diversify our customer and market base to reduce our exposure to any single market’s government incentive programs. Over the long term, we believe that our high efficiency solar cell technology and advanced manufacturing systems will allow us to reduce solar power system cost to reduce or eliminate the need for these market incentives.

•	Continue Building a Leading Brand. We believe establishing strong brand name recognition is important to address the mass market. We intend to continue to undertake marketing programs designed to increase the recognition and value of the SunPower brand for end users and market intermediaries. We believe there is an opportunity to establish a well-identified consumer brand for solar power systems. We intend to differentiate our brand by emphasizing a combination of product benefits, including high efficiency, superior product appearance and superior system performance.

•	Pursue Targeted Strategic Opportunities. We intend to make selected investments, enter into joint ventures and pursue acquisitions to broaden our supply-chain opportunities, increase the efficiency of the downstream channel and reduce the cost of products delivered to end customers. For example, we intend to pursue relationships with polysilicon suppliers to improve the availability and cost structure of this raw material. These relationships might take the form of joint ventures or long-term supply arrangements that require the advancement of funds. We also intend to invest internally in sales and marketing resources to promote solar systems directly to end users and to sell an increasingly broad portfolio of value-added products and services through a network of dealer/installers.

Research and Development

We engage in extensive research and development efforts to improve solar cell and panel efficiency and reduce manufacturing cost and complexity. Our goal is to increase efficiency in order to maintain our competitive advantage. Our research and development organization works closely with our manufacturing facility, our equipment suppliers and our customers to improve our solar cell design and lower manufacturing costs. In addition, we have dedicated employees who work closely with our current and potential suppliers of silicon ingots (a key raw material used in the manufacture of our solar cells) to develop specifications that meet our standards and ensure the high quality we require, while at the same time controlling costs. See “Risk Factors—We are currently experiencing an industry-wide shortage of polysilicon. The prices that we pay for polysilicon have increased recently and we expect prices to remain at or above current levels for the foreseeable future, which may constrain our revenue growth and decrease our gross margins and profitability” and “The steps we have taken to increase the efficiency of our polysilicon utilization are unproven at volume production levels and may not enable us to realize the cost reductions we anticipate.”

Our research and development expenditures were approximately $2.0 million in the three months ended March 31, 2006 and $6.5 million for the year ended December 31, 2005. We are a party to government contracts that enable us to more rapidly develop new technologies and pursue additional research opportunities while helping to offset our research and development expense. We recently entered into a cost-sharing research and development project with the National Renewable Energy Laboratory to fund the design of our next generation solar panels. Payments received under this contract help offset our research and development expense. This contract is expected to fund approximately $1.0 million per year of our research and development expense through May 2008. In the year ended December 31, 2005, funding from government contracts offset our research and development expense by approximately 7%.

Public Policy Considerations

Different policy mechanisms have been used by governments to accelerate the adoption of solar power. Examples of customer-focused financial mechanisms include capital cost rebates, feed-in tariffs, tax credits and net metering. Capital cost rebates provide money to customers depending on the size of a customer’s solar power system. Feed-in tariffs require utilities to pay customers for solar power system generation based on kilowatt-hours produced, at a rate generally guaranteed for a period of time. Tax credits reduce a customer’s taxes at the time the taxes are due. In the United States and other countries, net metering has often been used as a supplemental program in conjunction with other policy mechanisms. Under net metering, a customer can generate more energy than used, during which periods the electric meter will spin backwards. During these periods, the customer “lends” electricity to the grid, retrieving an equal amount of power at a later time. Net metering encourages customers to size their systems to match their electricity consumption over a period of time, for example over a month or a year, rather than limiting solar generation to matching customers’ instantaneous electricity use.

In addition to the mechanisms described above, new market development mechanisms to encourage the use of renewable energy sources continue to emerge. For example, several states in the United States have adopted renewable portfolio standards, or RPS, which mandate that a certain portion of electricity delivered to customers come from a set of eligible renewable energy resources. In certain developing countries, governments are establishing initiatives to expand access to electricity, including initiatives to support off-grid rural electrification using solar power.

A recent example of these policy mechanisms is the California Solar Initiative, which provides $3.2 billion of incentives toward solar development over 11 years. The initiative was approved by the California Public Utilities’ Commission, or CPUC, and will be implemented by CPUC and the California Energy Commission. The goal of the initiative is to achieve 3,000 megawatts of solar power in the state by 2017. Some solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. For example, a major incentive program in Japan expired at the end of 2005. In addition, in California, the Emerging Renewables Program has finite funds that may not last through the current program period and the incentive levels are scheduled to decline on July 1, 2006 from $2.80 to $2.60 per alternating current watt.

Our Products

We currently design, develop, manufacture, market and sell solar power products and services, imaging detectors and infrared detectors based on our proprietary processes and technologies. We also sell a line of branded inverters.

Solar Cells

Solar cells are semiconductor devices that directly convert sunlight into electricity. Our current standard solar cell product is the A-300 solar cell, a silicon solar cell with a specified power value of 3.1 watts and a conversion efficiency of between 20% and 21.5%. We believe the A-300 solar cell has the highest conversion efficiency available for the mass market. We currently sell our solar cells primarily to Solon AG who incorporates them into moveable structures called “Movers” that track the sun during the course of each day. Movers are used primarily in multi-megawatt solar power plant applications. The high efficiency of our solar cells allows Solon to maximize the number of kilowatts on each Mover, thus reducing the system cost per kilowatt for the Mover structure and other balance-of-plant fixed costs.

Solar Panels

Solar panels are solar cells electrically connected together and encapsulated in a weatherproof package. We believe solar panels made with our solar cells are the highest efficiency solar panels available for the mass market. Because our A-300 solar cells are more efficient relative to conventional solar cells, when our solar cells are assembled into panels, the assembly cost per watt is less because more power can be incorporated into a given size package. Higher solar panel efficiency allows installers to mount a solar power system with more power within a given roof or site area and can reduce per watt installation costs. Our solar cell is also designed without highly reflective metal contact grids or current collection ribbons on the front of the solar cells. This feature enables the construction of solar panels that exhibit a more uniform appearance than conventional solar panels. We believe that our product’s uniform black appearance is preferred by many residential and commercial customers, and that this product “look” has become a valued and uniquely differentiated SunPower brand attribute.

Inverters

Inverters transform DC electricity produced by solar panels into the more common form of AC electricity. Inverters are used in virtually every on-grid solar power system and typically feed power either directly into the home electrical circuit or into the utility grid. In North America, we sell a line of branded inverters specifically designed for use in residential and commercial systems. Our inverter product line currently includes five models spanning a power range of 2.0 to 5.2 kilowatts. Our inverters are optimized specifically for use with our solar panels. Our units are highly efficient and have the highest DC to AC conversion efficiency of any commercially available unit in its class, according to the California Energy Commission. Our inverters are manufactured for us by PV Powered, a specialized manufacturer of solar power conditioning components.

Imaging Detectors and Infrared Detectors

Our imaging detectors are high performance, back contact light sensor arrays for medical imaging applications where digital flat panel and computed tomography, or CT, systems are replacing conventional film-based X-ray imaging. Digital imaging is a demanding application for imaging detectors. X-rays pose a risk of radiation exposure, and this limits the practical dose that can be applied to the patient. A sensor must therefore maximize the conversion of incoming photons into electricity, the same fundamental challenge of solar power generation. Our imaging detectors are designed to have low current leakage and high sensitivity.

We also offer infrared detectors based on our high performance all back contact technology. Our infrared detectors are semiconductors which detect light signals primarily for use in computing and mobile phone applications. Our infrared detectors are used in devices such as personal digital assistants to beam information from one device to another.

Solar Power Technology

In a solar power system, solar cells, which are electrically interconnected into solar panels, absorb sunlight. The semiconducting materials in the solar cell convert the sunlight into DC electricity. Inverters, which are electric power converters, transform the DC electricity produced by the solar cells into the more common form of AC electricity, which is the electricity used in the home. The electricity produced by the solar power system can be stored, used or lent back to the electric utility grid. Solar power systems can be interconnected with or operate independent of the electric utility grid. The diagram below depicts a basic on-grid solar power system:

Our Technology

We believe that our proprietary all back contact solar cell technology provides the highest conversion efficiency of any solar cell available for the mass market. Our technology evolved from high-performance specialty solar cells designed for powering solar powered race cars and aircraft such as Helios, NASA’s solar powered airplane that set an absolute altitude record for engine-powered aircraft flight of 96,863 feet in August 2001. Starting in late 2001, our scientists invented and developed new mass-production manufacturing processes that enabled significant cost reduction while maintaining high efficiency.

The structure of a conventional crystalline silicon solar cell is shown in the first graphic below. Crystalline silicon solar cells accounted for approximately 94% of all solar products shipped in 2005, according to SolarBuzz. Conventional solar cells are made from a slice of silicon called a wafer that is sawn from an ingot of crystallized silicon. Impurities are selectively incorporated into the silicon wafer to form regions that are negatively or positively electrically charged. These electrically charged regions are labeled N-type and P-type, respectively, in the graphic below. Sunlight enters the cell from the top and is absorbed in the silicon. This process frees electrons from the chemical bonds that hold the crystal together. The front of the cell where sunlight enters attracts these electrons and funnels them to a metal grid that collects the current and conducts it to external wires. The circuit is completed by a contact on the back of the cell. This type of cell structure can typically convert approximately 14% to 15% of the sun’s energy striking the cell into electricity.

Cross-section of a conventional silicon solar cell:

Cross-section of our all back contact solar cell:

Our all back contact solar cell technology is shown in the second graphic above. In our A-300 solar cell, both the N-type and P-type regions are located on the back in alternating stripes. This architecture allows all of the metal contact grids to be located on the back where they no longer block a portion of the incoming sunlight. Our all back contact cell technology incorporates a number of features that work together to increase conversion efficiency by as much as 50% per unit area compared with conventional solar cells, including the following:

•	Our solar cells have all of the conducting metal contacts on the back rather than on the front where they block a portion of the incoming sunlight. Since our contacts are all on the back, we can make them thick and highly conductive, thus decreasing electrical resistance.

•	Both the front and back of the cell are covered with a thin layer of silicon dioxide. This greatly reduces an effect known as recombination whereby electrons get trapped and lost at the top and bottom surfaces of a conventional cell.

•	The regions where metal contacts directly touch the active silicon material are also sites where electrons can easily recombine. We minimize this effect by making electrical contact to the cell through tiny holes in the insulating layer of silicon dioxide.

•	Conventional solar cells are unable to absorb all of the incoming photons, and some photons pass all the way through the cell. Our solar cells use a combination of silicon dioxide and back metal to form a highly effective mirror to reflect light back into the cell. This back surface mirror combined with a textured, or roughened, front causes light to be efficiently trapped within the cell until it can be converted into electricity.

Our high performance imaging detectors and infrared detectors are based on our all back contact solar cell technology which enables them to maximize the conversion of imaging light into electricity.

Our Manufacturing

We manufacture our solar cells through our subsidiary, SunPower Philippines Manufacturing Limited, in a 215,000 square foot facility located near Manila in the Philippines. This plant began operations in the fall of 2004. We currently operate three solar cell production lines in the Philippines with an approximate annual production capacity of 75 megawatts, which is equivalent to over twenty four million A-300 solar cells per year. We are adding an additional approximately 33 megawatts per year production line, which we expect to increase our total rated production capacity to approximately 108 megawatts per year by the end of 2006. We recently began construction of a second solar cell manufacturing facility next to our existing facility. This second facility is designed to house up to six additional production lines for an aggregate rated production capacity for that facility of approximately 200 megawatts per year. We expect production in the new facility to start in 2007. Our solar panels are assembled for us by a third-party subcontractor in China. We expect to increase the number of solar panels assembled by this third-party subcontractor, but also expect to supplement this assembly with capabilities from an automated solar panel assembly line with an expected rated capacity of 30 megawatts per year that we are currently installing in a building near our existing solar cell facility in the Philippines. We intend to commence solar panel production at this new automated facility during the second half of 2006. The new building is large enough to accommodate two additional lines which, if we elect to add them, would give us an expected aggregate rated production capacity of 90 megawatts per year in that facility. The purpose of our Philippine solar panel production facility is to develop and improve in production advanced automated assembly technologies and processes. Our systems in North America also include branded inverters, which are manufactured for us by a sole provider.

The solar cell value chain starts with high purity silicon called polysilicon. Polysilicon is melted and grown into crystalline ingots by companies specializing in ingot growth. We procure silicon ingots from these suppliers on a contract or purchase order basis and then slice these ingots into wafers. We also purchase wafers and polysilicon from third-party vendors on a contract or purchase order basis. We have entered into an agreement with M.Setek Co., Ltd. to purchase a substantial amount of our requirements for solar silicon ingots or wafers at an agreed upon price schedule. The pricing terms under this agreement are subject renegotiation every six months. This agreement is effective January 1, 2006 through December 31, 2010. In addition, we have entered into an agreement to purchase polysilicon from Wacker-Chemie, pursuant to which we have agreed to buy certain quantities of polysilicon over ten years beginning in 2008. The agreement also obligated us to make a prepayment to Wacker-Chemie in January 2006. On March 8, 2006, we entered into a five-year supply agreement with Siltronic AG, or Siltronic. The agreement provides the general terms and conditions under which Siltronic supplies us with fixed annual quantities of polysilicon ingots at fixed prices. The aggregate purchase price of the polysilicon ingots to be provided under the agreement is $55 million through December 29, 2010. The ingots are sliced and the wafers are processed into solar cells in our Philippines manufacturing facility. We sell some of these solar cells to selected customers, and the remainder is laminated into solar panels made to our specifications by a contract manufacturer in China.

Although we have purchase orders and contracts for what we believe will be an adequate supply of silicon ingots through the end of 2006 and approximately 80% of the expected requirements for 2007, our estimates regarding our supply needs may not be correct and our purchase orders and contracts may be cancelled by our suppliers. If our manufacturing yields decrease significantly, we decide to add manufacturing capacity more quickly than currently planned or our suppliers cancel or fail to deliver, we may not have made adequate provision for our polysilicon needs for the balance of the year. In addition, since some of our ingot supply arrangements are with suppliers who do not themselves manufacture polysilicon but instead purchase their requirements from other vendors, it is possible that these suppliers will not be able to obtain sufficient polysilicon to satisfy their contractual obligations to us.

The investment in 2002 and subsequent acquisition of our company in 2004 by Cypress brought together our solar cell technology and Cypress’ semiconductor manufacturing expertise. Manufacturing high-efficiency solar cells requires very precise control over many processing procedures and variables. We believe our highly disciplined technology and manufacturing processes derived from the traditional semiconductor industry represent a competitive advantage in terms of our ability to rapidly and efficiently develop and implement complex production technologies capable of operating at high yields and product performance. We have a complex manufacturing process, which we believe requires more capital equipment than many of our competitors. However, we believe our technology and manufacturing process derived from the semiconductor industry, as well as the higher efficiency of our products, offsets the capital costs associated with the complexity of our manufacturing process.

Our imaging detectors are manufactured by Cypress and then shipped to our facility in San Jose, California for back-end processing that includes electrical test, precision wafer dicing, measurement analysis, visual inspection and electrical contact preparation.

Over the past 15 years, we have developed a core competency in processing thin silicon wafers. This proprietary semiconductor processing expertise involves specialized equipment and facilities that we believe allow us to process thin wafers while minimizing breakage and accurately controlling the effect of metallic contaminants and other non-desirable process conditions. This proprietary expertise is used in both our solar cell technology as well as for our imaging and infrared detector products.

Customers

We currently sell our solar power products to system integrators and OEMs. OEMs typically incorporate our A-300 solar cells into specialty solar panels designed for specific applications. System integrators typically design and sell to end customers complete systems that include our solar panels along with other system components.

We currently work with a small number of key customers who have specific expertise and capabilities in a given market segment or geographic region. As we expand our manufacturing capacity, we anticipate developing additional customer relationships in other markets and geographic regions to decrease our customer concentration and dependence. Conergy accounted for approximately 22% of our total revenue for the three months ended March 31, 2006 and 45% of our total revenue for the year ended December 31, 2005. Solon accounted for approximately 28% of our total revenue for the three months ended March 31, 2006 and 16% for the year ended December 31, 2005. GE and its subcontracting partner, Plexus, accounted for less than 10% of our total revenue for the three months ended March 31, 2006 and approximately 10% of our total revenue in 2005. Currently, our largest customers for our solar power products are Conergy and Solon, our largest customers for our imaging detector products are GE and Plexus and our largest customer for our infrared detector products is Integration Associates.

Marketing and Sales

We market and sell our solar power products and detector products worldwide through a direct sales force. We have direct sales personnel or representatives in Germany, Singapore and North America. Our marketing programs include conferences and technology seminars, sales training, public relations and advertising. Our sales and marketing group works closely with our research and development and manufacturing groups to align our product development roadmap. Our sales and marketing group also coordinates our product development activities, product launches and ongoing demand and supply planning with our development, operations and sales groups, as well as with our customers, direct sales representatives and distributors. We support our customers through our field application engineering and customer support organizations. Please see note 11 of the notes to our audited consolidated financial statements and note 10 of the notes to our unaudited consolidated financial statements for information regarding our revenue by geographic region.

In North America, we have established a network of 25 independent dealer/installers for the residential market. We sell these dealer/installers solar panels and inverters and offer services, including rebate financing, delivery and logistics, and installer training. These services are designed to increase the efficiency of the downstream system sale and installation process by bringing scale advantage to certain downstream business processes; decreasing end-user installed cost; increasing customer satisfaction; and providing a competitive advantage to our dealer/installer network. Our domestic sales and marketing group currently includes personnel for marketing, sales, logistics, training and applications engineering. We also maintain a back-office customer service call center in the Philippines to support our domestic sales efforts.

Backlog

Our sales typically rely upon standard purchase orders for delivery of products. Customer relationships are generally not subject to long-term contracts. However, we have entered into long-term supply agreements with certain customers. Some of these long-term supply agreements contain minimum firm purchase commitments. However, products to be delivered and the related delivery schedules are generally subject to revision by our customers. Accordingly, our backlog at any particular date is not necessarily representative of actual sales for any succeeding period and we believe that our backlog is not a meaningful indicator of future revenues.

Competition

The market for solar power products is competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with companies such as BP Solar, Evergreen Solar, Mitsubishi, Q-Cells, Sanyo, Sharp, SolarWorld and Suntech Power Holdings. Many of our competitors have established a stronger market position than ours and have larger resources and recognition than we have. In addition, universities, research institutions and other companies are developing alternative technologies such as thin films and concentrators, which may compete with our technology. In addition, the solar power market in general competes with other sources of renewable energy and conventional power generation.

We believe that the key competitive factors in the market for solar cells and solar panels include:

•	power efficiency and performance;

•	price;

•	aesthetic appearance of solar cells and panels;

•	strength of distribution relationships; and

•	timeliness of new product introductions.

We believe that we compete favorably with respect to these factors.

We also compete with companies such as Hamamatsu Photonics and UDT Sensors in the market for high performance imaging detectors. In the market for infrared detectors, we compete with companies such as Vishay, Rohm and Agilent Technologies. We may face competition in the future from other manufacturers of imaging detectors, infrared detectors or alternative devices. The use of alternative devices, including low power, high data rate wireless protocols, may replace existing detectors and limit our market opportunity. Our current and future competitors may have longer operating histories, greater name recognition and greater financial, sales and marketing, technical and other resources than us or may develop technologies superior to those incorporated in our imaging detectors and infrared detectors. If we fail to compete successfully, we may be unable to expand our customer base for our imaging detectors and our business would suffer. We believe the key competitive factors for high performance imaging detectors include low current leakage and high sensitivity. In the market for infrared detectors, we believe the competitive factors include data transmission rates and price. We believe we compete favorably with these factors due in part to our proprietary processes and engineering expertise.

We may also face competition from some of our customers who may develop products or technologies internally which are competitive with our products, or who may enter into strategic relationships with or acquire existing solar power product providers or imaging or infrared detector product providers.

Intellectual Property

We rely on a combination of patent, copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights. “SunPower” is our registered trademark in the United States for solar cells and panels. We are seeking registration of this mark in a number of foreign jurisdictions where we conduct business. We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our solar cells, technology or business plans, and we typically enter into proprietary information agreements with employees and consultants. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as laws in the United States. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property.

As of March 31, 2006, in the United States we had seven issued patents, 15 U.S. patent applications pending and ten foreign patent applications pending. We are also co-owners of four additional patents with Honda Giken Kogyo Kabushiki Kaisha. Our issued patents expire between 2013 and 2026. In general, our issued patents relate to technology we do not use in our current solar cells while our pending patent applications relate to technology we use in our current solar cells. We intend to continue assessing appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantages to us, and for licensing opportunities of new technologies relevant to our business.

Although we apply for patents to protect our technology, our revenue is not dependent on any particular patent we own and we currently rely on trade secret rights to protect our proprietary information and know-how. We also employ proprietary processes and customized equipment in our manufacturing facility. We do not know if our current or future patent applications will result in patents being issued with the scope of the claims we seek, if at all, or whether any patents we may receive will be challenged, invalidated or declared unenforceable.

Environmental Regulations

We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We are subject to a variety of foreign, federal, state and local governmental laws and regulations related to the purchase, storage, use and disposal of hazardous materials. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations. In addition, under some foreign, federal, state and local statutes and regulations, a governmental agency may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for the release or otherwise was not at fault.

We believe that we have all environmental permits necessary to conduct our business and expect to obtain all necessary environmental permits for our new facility. We believe that we have properly handled our hazardous materials and wastes and have appropriately remediated any contamination at any of our premises. We are not aware of any pending or threatened environmental investigation, proceeding or action by foreign, federal, state or local agencies, or third parties involving our current facilities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to substantial financial liabilities, operational interruptions and adverse publicity, any of which could materially and adversely affect our business, results of operations and financial condition.

Employees

As of March 31, 2006, we had 1,053 full-time employees, including approximately 968 in manufacturing, 46 in research and development, 22 in sales and marketing and 17 in general and administrative. Of these full-time employees, 92 are located in San Jose, California, three are located in Frankfurt, Germany, one is located in Round Rock, Texas, one is located in Singapore, and 703 are located in the Philippines. None of our employees is covered by a collective bargaining agreement. Some of our services, including certain information technology, legal, tax, treasury and human resources services, are provided by Cypress pursuant to a master transition services agreement between us and Cypress, as further described in our 2006 Proxy Statement under the caption “Certain Relationships and Related Transactions,” which is incorporated by reference, and in this prospectus under the caption “Related Party Transactions.”

We believe that relations with our employees are good.

Legal Proceedings

Although we may be subject to various claims and legal actions arising in the ordinary course of business, we are not currently engaged in active litigation.

Facilities

On May 15, 2006 we entered into a lease of our 43,732 square foot headquarters, which is located in a building owned by Cypress in San Jose, California. Aggregate future minimum payments to Cypress total $5.1 million over the five-year term of the lease. We also lease from Cypress approximately 215,000 square feet in the Philippines, which serves as our solar cell manufacturing facility. On October 6, 2005, we entered into an agreement with Cypress to extend our primary lease in the Philippines for an additional 15 years through 2020, with a right to purchase the facility from Cypress at any time at Cypress’ original purchase price plus interest computed on a variable index starting on the date of purchase by Cypress until the sale to us, unless such purchase option is exercised after a change of control of our company, in which case the purchase price shall be at a market rate, as reasonably determined by Cypress. Under the lease, we would pay Cypress at a rate equal to the cost to Cypress for the facility until the earlier of 10 years or upon a change of control of our company. Thereafter, we will pay market rent for the facility. In December 2005, we leased from an unrelated third party an approximately 46,300 square foot building in the Philippines for five years, with an option to extend the lease at market rental rates when the term expires. This building will house our new automated panel assembly operations. We have started construction on a second solar cell manufacturing facility next to our existing facility, and we expect production in the new facility to start in 2007. We may require additional space in the future, which may not be available on commercially reasonable terms or in the location we desire.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors and their ages as of May 15, 2006 are as follows:

Name	Age	Position(s)
Thomas H. Werner	46	Chief Executive Officer and Director
Dr. Richard Swanson	61	President and Chief Technical Officer
Emmanuel T. Hernandez	50	Chief Financial Officer
PM Pai	57	Chief Operating Officer
Peter Ashenbrenner	51	Vice President, Sales and Marketing
T.J. Rodgers	57	Chairman of the Board of Directors
W. Steve Albrecht(1)(2)(3)	59	Director
Betsy S. Atkins(1)(2)(3)	52	Director
Patrick Wood(1)(2)(3)	43	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Thomas H. Werner has served as our Chief Executive Officer and as a member of our board of directors since June 2003. Prior to joining SunPower Corporation, Mr. Werner served as Chief Executive Officer of Silicon Light Machines, Inc., an optical solutions subsidiary of Cypress Semiconductor Corporation. From 1998 to 2001, Mr. Werner was Vice President and General Manager of the Business Connectivity Group of 3Com Corp., a network solutions company. Mr. Werner currently serves as a board member of Three-Five Systems, Inc., Silicon Light Machines, and CREE, Inc. He holds a bachelor’s degree in industrial engineering from the University of Wisconsin, Madison, a bachelor’s degree in electrical engineering from Marquette University and a master’s degree in business administration from George Washington University.

Dr. Richard Swanson co-founded SunPower Corporation in 1985. He has served as President and Chief Technical Officer since 2003. Prior to his current position, Dr. Swanson served as our Chief Executive Officer and President from 1991 to 2003 and our Vice President and Director of Technology from 1990 to 1991. From 1976 to 1991, Dr. Swanson served as a professor of electrical engineering at Stanford University. He holds a Ph.D. from Stanford University and both a bachelor’s and a master’s degree in electrical engineering from The Ohio State University.

Emmanuel T. Hernandez joined SunPower Corporation as our Chief Financial Officer in April 2005. Prior to joining SunPower Corporation, Mr. Hernandez served more than eleven years as the Executive Vice President of Finance and Administration and Chief Financial Officer at our parent company, Cypress Semiconductor Corporation. Mr. Hernandez currently serves as a member of the board of directors of ON Semiconductor and Integration Associates. He holds a bachelor’s degree in accounting from the University of Nueva Caceres in the Philippines, received his CPA license from the Philippine Institute of Certified Public Accountants and earned a master’s degree in finance from Golden Gate University in San Francisco.

PM Pai joined SunPower Corporation in March 2005 and serves as our Chief Operating Officer. Prior to joining SunPower, Mr. Pai served for four years as the President of Moser Baer India Ltd., a recordable optical media company, from 2001 to 2005. Mr. Pai served as an Executive Director of Xerox India from 1984 to 2001. Mr. Pai graduated first in his class with a bachelor’s degree in mechanical engineering from Mysore University, India. His graduate work includes an M.Tech Industrial Engineering degree, with distinction, from ITT Madras and completion of the Advanced Management Program (ISMP) at Harvard Business School.

Peter Aschenbrenner has served as our Vice President of Sales and Marketing since June 2003. Prior to joining SunPower, from 1994 to 2003, Mr. Aschenbrenner was Senior Vice President of Global Operations at

AstroPower, Inc., a solar product manufacturing company. Mr. Aschenbrenner has 25 years of solar industry experience, including management positions at Siemens Solar, PV Electric GmbH and ARCO Solar. Mr. Aschenbrenner holds a bachelor’s degree in product design from Stanford University.

T.J. Rodgers is Chairman of SunPower’s Board of Directors. Mr. Rodgers is the founder and a director of Cypress Semiconductor Corporation, SunPower’s majority stockholder. He has been President and Chief Executive Officer of Cypress Semiconductor Corporation since 1982. Mr. Rodgers is also a member of the board of directors of SolarFlare Communications, Silicon Light Machines, ION America and Infinera. Mr. Rodgers was a Sloan scholar at Dartmouth College, where he graduated as Salutatorian with a double major in physics and chemistry. He attended Stanford University on a Hertz fellowship, earning both a master’s degree in 1973 and a Ph.D. in 1975 in electrical engineering.

W. Steve Albrecht is the Associate Dean and Andersen Alumni Professor of Accounting at the Marriott School of Management at Brigham Young University, or BYU. Mr. Albrecht, a certified public accountant, certified internal auditor, and certified fraud examiner, joined BYU in 1977 after teaching at Stanford University and the University of Illinois. Prior to BYU, he worked as an accountant for Deloitte & Touche. Mr. Albrecht is the past president of the American Accounting Association and the Association of Certified Fraud Examiners. He currently serves on the boards of Red Hat, SkyWest Airlines, Cypress Semiconductor Corporation and ICON Health & Fitness. He is currently a trustee of the Financial Accounting Foundation. Dr. Albrecht holds an Ph.D. in accounting from the University of Wisconsin, Madison, an MBA in accounting from the University of Wisconsin, Madison and a bachelor’s degree in accounting from Brigham Young University.

Betsy S. Atkins has served as Chief Executive Officer of Baja Ventures since 1994. She previously served as Chairman and Chief Executive Officer of NCI, Inc. from 1991 through 1993. Ms. Atkins was a co-founder of Ascend Communications in 1989, where she was also a member of the board of directors until its acquisition by Lucent Technologies in 1999. Ms. Atkins currently serves on the board of directors of Polycom, Inc., Reynolds American, Inc. and Chico’s FAS, Inc. She served as a presidential appointee to the Pension Benefit Guaranty Corp. board from 2001 to 2003. She is a faculty member of the National Association of Corporation Directors and a member of the British Telecom Advisory Board, the Nasdaq Nominating Committee, and the Council on Foreign Relations. Ms. Atkins holds a bachelor’s degree from the University of Massachusetts and has received scholarships at Oxford University and the University of Copenhagen.

Patrick Wood III is a Houston-based independent energy developer. He is the immediate past chairman of the Federal Energy Regulatory Commission (FERC). From 1995 to 2001, Wood chaired the Public Utility Commission of Texas. Mr. Wood has also been an attorney with Baker & Botts, a Washington, D.C. law firm, and an associate project engineer with Arco Indonesia in Jakarta. Mr. Wood holds a juris doctorate degree from Harvard Law School and a bachelor’s degree in civil engineering from Texas A&M University.

RELATED PARTY TRANSACTIONS

Arrangements between SunPower Corporation and Cypress Semiconductor Corporation

Relationship Prior to Initial Public Offering

We originally made our specialty detector and solar power products at our Sunnyvale, California facility. After May 2002, we paid $3.4 million for tenant improvements to build a prototype production fabrication line for our newly designed solar cell in Cypress’ Round Rock, Texas facility. We then paid a share of the costs of materials and Cypress personnel to operate the facility which made our solar cells until manufacturing operations at our Philippines facility began in November 2004. After that time, we moved our specialty detector production line to Cypress’ Texas facility and we continue to pay the costs of materials and Cypress personnel to operate the facility. Since November 2005, we have been leasing our tenant improvements to Cypress. We paid Cypress for products it produced for us in the Texas facility $0 during fiscal 2003, $727,000 combined during fiscal 2004, $5.3 million during fiscal 2005 and $1.6 million during the first quarter of 2006. We believe we have paid at or below market rates for use of this production facility.

In 2003, we and Cypress reached an understanding that we would build out and occupy a building owned by Cypress in the Philippines for our solar cell production facility. We reimburse Cypress for the rental of the land which Cypress pays to the Philippine government under a long-term lease. We also reimburse Cypress for the amortized value of the purchase price of this building. The aggregate amount for the rental and amortization reimbursement was $141,000 during fiscal 2003, $275,000 combined during fiscal 2004, $274,000 during fiscal 2005 and $69,000 during the first quarter of 2006. We believe we have paid at or below market rental rates for this lease.

Cypress has also seconded employees and consultants to us for different time periods for whom we pay their fully-burdened compensation. In the case of our Philippines subsidiary, which entered into a services agreement for such secondments and other consulting services in January 2005, we pay the fully burdened compensation plus 10%. In addition, Cypress personnel assist us with administrative functions such as centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure and Cypress bills us for a portion of their fully-burdened compensation. The amounts we have paid Cypress for these services have been approximately $1.7 million, $1.5 million, $2.3 million and $1.0 million during fiscal 2003, combined during fiscal 2004, fiscal 2005 and the first quarter of 2006, respectively. We believe we have paid at or below market rates for these services.

On May 30, 2002, Cypress purchased a majority interest in us in connection with an equity financing. Subsequent to that time, while we operated as an independent company with our own board of directors, management, employees, products, and corporate offices, Cypress provided all of our equity and debt financing, and we engaged in numerous inter-company transactions with Cypress, primarily regarding fabrication of our products and assistance with the provision of our administrative services. On November 9, 2004, all of our outstanding shares of capital stock other than those shares beneficially owned by Cypress were retired in exchange for the issuance of Cypress common stock to the former holders of those retired shares in connection with a reverse triangular merger in which a wholly owned subsidiary of Cypress was merged into us after which our company remained as the surviving corporation and a subsidiary of Cypress and after which all of our outstanding options to purchase SunPower common stock held by our employees and other service providers remained outstanding.

Recent Transactions and Developments

On May 15, 2006, we entered into a five-year lease agreement with Cypress for our corporate headquarters. Under the terms of our lease agreement, we will pay Cypress a market rate during the term of the lease, and in the event Cypress decides to sell the building, we have a right of first refusal to purchase the premises at a fair market price which shall be based on comparable sales in the area for similar premises.

We have entered into a tax sharing agreement with Cypress under which we and Cypress agree to indemnify one another for certain taxes and similar obligations that the other party could incur under certain circumstances.

Under the tax sharing agreement, after we cease to be a member of Cypress’ consolidated, combined or unitary group for federal or state income tax purposes, which will occur for federal income tax purposes upon completion of this offering, as and to the extent that we become entitled to utilize on our separate tax returns portions of those credit or loss carryforwards existing as of such date, we will distribute to Cypress the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized and the amount of any credit carryforwards so utilized. We will distribute these amounts to Cypress in cash or in our shares, at our option. As of December 31, 2005, the estimated amount payable to Cypress under the tax sharing agreement as a result of a tax deconsolidation for federal income tax purposes would be approximately $15 million. We expect this offering to result in a tax deconsolidation for federal income tax purposes. For a more complete description of the tax sharing agreement, please see the section entitled “Agreements between SunPower Corporation and Cypress Semiconductor Corporation—Tax Sharing Agreement” in our 2006 Proxy Statement, which is incorporated herein by reference.

Transactions between January 2003 and April 2006

In 2005, in connection with our initial public offering, we entered into various agreements with Cypress. These include a master separation agreement, an employee matters agreement, a tax sharing agreement, a master transition services agreement, a wafer supply agreement, an employee matters agreement, a lease for our primary Philippines manufacturing facilities, and an indemnification and insurance matters agreement. See the information under the caption entitled “Certain Relationships and Related Transactions” in our 2006 Proxy Statement, which information is incorporated herein by reference.

In connection with our initial public offering we also entered into the following agreements:

Lease for Manufacturing Assets.    We entered into a lease with Cypress under which Cypress leases from us certain manufacturing assets owned by us and located in Cypress’ Texas manufacturing facility. The term of the lease is 28 months. Under this lease, Cypress is reimbursing our cost of approximately $0.7 million of the net book value of the assets divided over the life of the leasehold improvements.

Investor Rights Agreement.    We also entered into an investor rights agreement with Cypress providing for specified (1) registration and other rights relating to its shares of our common stock, (2) information and inspection rights, (3) coordination of auditing practices and (4) approval rights with respect to certain transactions.

Registration Rights

Demand Registration.    In any 12-month period, Cypress will be entitled to request up to two registrations under the Securities Act of all or any portion of our shares covered by the investor rights agreement, and we will be obligated to register such shares as requested by Cypress. However, Cypress may not request such a registration prior to 90 days following the effective date of this registration statement.

In addition, we have the right, which may be exercised once in any 12-month period, to postpone the filing of any such registration for up to 75 days if we determine in the good faith judgment of our board of directors that such registration would not be in our best interests.

Piggy-Back Registration Rights.    If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Cypress, Cypress has the right to include its shares of our common stock in that offering.

Registration on Form S-3.    We are required to use our best efforts to qualify to register the sale of our securities on Form S-3. After we are so qualified, Cypress may request registration under the Securities Act of all or any portion of our shares covered by the investor rights agreement on Form S-3, and we will be obligated to register such shares as requested by Cypress. In addition, we have the right, which may be exercised once in any 12-month period, to postpone the filing of any such registration for up to 75 days if we determine in the good faith judgment of our board of directors that such registration would not be in our best interests.

Registration Expenses.    We are responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the investor rights agreement except if the registration request is withdrawn at the request of Cypress. Cypress will be responsible for all of the fees and expenses of counsel to Cypress, except for one special counsel, any applicable underwriting discounts or commissions and stock transfer taxes, and any registration or filing fees with respect to shares of our common stock being sold by Cypress.

Indemnification.    The investor rights agreement contains indemnification and contribution provisions by us for the benefit of Cypress and its affiliates and representatives and, in limited situations, by Cypress for the benefit of us and any underwriters with respect to written information furnished to us by Cypress and stated by Cypress to be specifically included in any registration statement, prospectus or related document.

Duration.    The registration rights under the investor rights agreement will remain in effect with respect to any shares of our class A common stock held by Cypress until such date when all shares by Cypress may immediately be sold under Rule 144 during any 90-day period.

Information and Inspection Rights

We are required to provide to Cypress information relating to governmental, legal, accounting, contractual and other similar requirements of our ongoing businesses. In furtherance of this:

•	We are required to maintain adequate systems and controls, including internal accounting and disclosure controls, to allow Cypress to prepare its own financial statements and satisfy its own reporting accounting, audit and other obligations, including any certification, disclosure and reporting requirements under the federal securities laws, the Sarbanes-Oxley Act of 2002, any applicable self-regulatory organizations’ rules and any other applicable laws, rules and regulations.

•	We are required to retain records beneficial to Cypress for a specified period of time, in accordance with the policies set forth in Cypress’ official records retention policy in effect as of the separation. If we decide to destroy certain records relating to governmental, legal, accounting, contractual and other similar requirements of our ongoing businesses, we will provide Cypress with reasonable opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with Cypress’ current record retention policies.

•	We are required to use our commercially reasonable efforts to provide Cypress with access to former, current and future directors, officers, employees, other personnel and agents who may be used as witnesses, and books, records and other documents that may reasonably be required, in connection with legal, administrative or other proceedings.

Coordination of Auditing Practices

So long as Cypress is required to consolidate us for accounting purposes, we are required to:

•	use our best efforts to use the same auditor as Cypress and to coordinate with Cypress on the timing of the audit and reporting process;

•	use our commercially reasonable efforts to cause our independent registered public accounting firm to date their opinion on our audited annual financial statements on the same date that Cypress’ auditors date their opinion on Cypress’ financial statements, and to complete their quarterly review procedures on our quarterly financial statements on the same date that Cypress’ auditors complete their quarterly review procedures on Cypress’ quarterly financial statements;

•	provide to Cypress all relevant information that it needs to prepare its annual and quarterly financial statements;

•	instruct our auditors to make available to Cypress’ auditors both the personnel who performed or will perform our annual audits and quarterly reviews and also the work papers related to our annual audits and quarterly reviews;

•	grant to Cypress internal auditors access to our records; and

•	notify Cypress of any significant change in our internal controls or information systems or any proposed determination of or any change in accounting estimates or accounting principles.

Protective Provisions

Until Cypress, its successors in interest and its subsidiaries collectively own less than 40% of all shares of our common stock then outstanding, or is otherwise not consolidating us for accounting purposes, we will not take the following actions without the written consent or affirmative vote of 75% of the authorized members of our board of directors:

•	approve our annual operating plan or any changes to our annual operating plan which would be reasonably expected to result in our issuance of securities that represent 1% or more of our fully diluted shares of capital stock or a negative impact to our cash flows of $2.0 million or more;

•	undertake any transactions which would reasonably be expected to involve our issuing 4% or more of our then outstanding capital stock or our making payments equal to or in excess of the fair market value of 4% of the then outstanding shares of capital stock of the Company unless provided for in our annual operating plan; or

•	enter into an exclusive license, subject to certain exceptions, or sell, convey or otherwise transfer any of our intellectual property unless provided for in our annual operating plan.

Equity Transactions with Cypress

Between January 1, 2002 and July 31, 2005, on the dates listed below we sold and issued the securities listed below to Cypress:

February 12, 2003 through October 18, 2004:    We issued to Cypress warrants to purchase an aggregate of 3,821,429 shares of our class A common stock at an exercise price of $0.14 per share, all of which warrants were terminated in connection with the equity investment by Cypress on July 18, 2005 described below. These warrants were issued in connection with our loan transactions with Cypress described below.

November 9, 2004:    A newly created and wholly owned subsidiary of Cypress was merged into us in a reverse triangular merger in which each of our outstanding shares of common stock was retired in exchange for the issuance to our former non-Cypress stockholders of $3.30 per share on a post-split basis, or $1.65 per share on a pre-split basis, worth of common stock of Cypress valued based on the per share trading price of Cypress common stock on the NYSE. Cypress, as the then sole owner of our preferred stock, retained its shares and holders of our then outstanding options to purchase common stock, some of whom are our officers and directors, retained their SunPower options after the closing of the merger. In this merger, 7.4 million shares of our common stock were retired in exchange for the issuance of approximately 2.5 million shares of Cypress common stock to our former non-Cypress stockholders for a total consideration of approximately $23.2 million. In connection with the transaction, Mr. Rodgers received 235,031 shares of Cypress common stock for an approximate value of $2.3 million in exchange for his 1,382,533 shares of series one preferred stock of SunPower. In addition, Richard Swanson received 156,996 shares of Cypress common stock with an approximate value of $1.5 million in exchange for his 461,753 shares of SunPower common stock and Thomas Werner received 22,100 shares of Cypress common stock with an approximate value of $0.2 million in exchange for his 65,000 shares of SunPower common stock. As a result of this transaction, we became a wholly owned subsidiary of Cypress, with outstanding options to purchase SunPower class A common stock held by our officers, employees and other service providers remaining outstanding after the closing of the merger.

January 18, 2005:    As contemplated by the merger, we issued 32,000,000 shares of series two convertible preferred stock in exchange for $16.0 million. Of the $16.0 million, $9.0 million was received as an advance from Cypress in December 2004, $3.0 million in January 2005 and $4.0 million in February 2005. The members of our board of directors who were not directly employed by Cypress had approved this issuance during the negotiations with Cypress and this issuance was contemplated in connection with its approval of the merger described immediately above.

Loan Transactions with Cypress

In addition to the issuances of equity securities described above, between January 1, 2002 and July 31, 2005, Cypress made the following loans to us:

February 12, 2003:    Cypress loaned us $2.5 million in exchange for a promissory note for such amount. We repaid $1.0 million through monthly payments of principal and interest, and converted the remaining $1.5 million into class A stock as part of the $58 million common stock issuance to Cypress.

April 1, 2003 through December 1, 2003:    Cypress loaned us an aggregate of $3.6 million in exchange for nine promissory notes in aggregate amount of $3.6 million. In March 2005, we converted these loans and related interest into class A common stock as part of the $58 million common stock issuance.

Since May 2002:    Cypress loaned us an aggregate of $29.2 million pursuant to promissory notes issued pursuant to a note purchase and line of credit agreement, dated as of March 30, 2002 and subsequently amended on May 25, 2004, which provided us with a line of credit up to $30.0 million. In March 2005, we converted $6.9 million of principal and interest into class A common stock as part of the $58 million common stock issuance to Cypress. We converted the remaining principal balance and related interest into class A common stock as part of the July 2005 common stock issuance to Cypress.

From March 18, 2004 to June 22, 2005:    Cypress loaned us an aggregate of $36.5 million pursuant to ten demand promissory notes. We converted the principal balance and related interest into class A common stock as part of the March 2005 $58 million common stock issuance to Cypress.

Restated Certificate of Incorporation

Our restated certificate of incorporation contains provisions which grant Cypress certain control rights. See “Description of Capital Stock.”

Other Related Party Transactions

Consulting Arrangement

In 2004, Don Mika, a former director, had a consulting arrangement with Cypress under which he provided consulting services to us and Cypress with respect to the operations of the wafer fabrication facility in the Philippines. Mr. Mika received an annual salary of approximately $352,500 under this consulting arrangement. Because approximately 33% of the consulting services were rendered for SunPower, approximately 33% of his salary expense incurred by Cypress, or approximately $115,000, was allocated to us. Mr. Mika ceased to provide these consulting services in December 2004.

Indebtedness of Management

No members of our management have any outstanding indebtedness to us or to any of our subsidiaries. Under Cypress’ 2001 employee stock purchase assistance plan, Emmanuel T. Hernandez, our Chief Financial Officer, received a loan while he was employed by Cypress to purchase shares of Cypress’ common stock. The loan is evidenced by a full recourse promissory note executed by Mr. Hernandez in favor of Cypress which note is secured by a pledge of the shares of Cypress’ common stock purchased with the proceeds of the loan. As of September 30, 2005, this loan had an outstanding balance of approximately $1.2 million, secured by 40,000 shares of Cypress common stock, valued at approximately $0.6 million based on the closing price of Cypress stock on September 30, 2005. This loan is callable by Cypress and currently bears interest at a rate of no less than 4.0% per annum compounded annually.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of March 10, 2006, about the number of shares of our common stock beneficially owned and the percentage of common stock beneficially owned before the completion of this offering by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o SunPower Corporation, 3939 North First Street, San Jose, California 95134.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 9,134,107 shares of class A common stock and 52,033,287 shares of class B common stock outstanding on March 10, 2006.

	Class B Common Stock
	Shares Beneficially Owned(1)
Beneficial Owner	Number	Percent
5% Stockholders
Cypress Semiconductor Corporation	52,033,287	100%

	Class A Common Stock
	Shares Beneficially Owned
Beneficial Owner	Number	Percent
Directors(2)
W. Steve Albrecht	0	*
Betsy S. Atkins	0	*
T.J. Rodgers(3)	52,033,287	85.1
Thomas H. Werner(4)	563,945	5.8
Pat Wood III	0	*

Named Executive Officers
Peter Aschenbrenner(5)	148,683	1.6
Emmanuel T. Hernandez(6)	374,246	3.9
PM Pai(7)	158,667	1.7
Richard Swanson(8)	176,260	1.9
All Directors and Named Executive Officers as a group (9 persons)(9)	53,455,088	85.5

5% Common Stockholders
Cypress Semiconductor Corp.(10)	52,033,287	85.1
Merrill Lynch & Co(11)	1,233,800	13.5
BCG, Inc.; BAMCO; BSC; and Ronald Baron(12)	750,000	8.2
Driehaus Capital Management LLC; and Richard H. Driehaus(13)	580,901	6.4
FMR Corp(14)	999,400	10.9
Citadel Limited Partnership, Citadel Investment Group LLC; Kenneth Griffin; Citadel Wellington LLC; Citadel Kensington Global Strategies Fund Ltd; Citadel Equity Fund Ltd; and Citadel Derivatives Group LLC(15)	570,019	6.2
Franklin Resources, Inc.; Charles B. Johnson; Rupert H. Johnson; Jr.; and Franklin Advisers, Inc.(16)	674,200	7.4
S.A.C. Capital Advisors, LLC; S.A.C Capital Management, LLC; CR Intrinsic Investors, LLC; CR Intrinsic Investments, LLC; Steven A. Cohen(17)	820,840	9.0

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares underlying options held by that person that will be exercisable within 60 days of March 10, 2006, are deemed to be outstanding. Such shares, however, are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	All our non-management directors except T.J. Rodgers received option grants in 2005 under SunPower’s 1996 Stock Plan; however, such grants have yet to vest because of the one year vesting cliff component.

(3)	Consists of 52,033,287 shares of class B common stock held by Cypress, which are immediately convertible into class A common stock. Mr. Rodgers is the Chief Executive Officer of Cypress and has shared voting and investment power over such shares.

(4)	Includes 10,000 shares held directly by Mr. Werner and 553,945 options exercisable within 60 days of March 10, 2006.

(5)	Represents options held by Mr. Aschenbrenner to purchase 148,683 shares of our class A common stock exercisable within 60 days of March 10, 2006.

(6)	Represents options held by Mr. Hernandez to purchase 347,246 shares of our class A common stock exercisable within 60 days of March 10, 2006.

(7)	Represents options held by Mr. Pai to purchase 158,667 shares of our class A common stock exercisable within 60 days of March 10, 2006.

(8)	Includes 15,000 shares held directly by Mr. Swanson and options to purchase 161,260 shares of our class A common stock exercisable within 60 days of March 10, 2006.

(9)	Includes 25,000 shares held directly by our Named Executive Officers and directors. Also includes options to purchase an aggregate of 1,369,801 shares of our class A common stock exercisable within 60 days of March 10, 2006 and 52,033,287 shares of class B common stock held by Cypress, which are immediately convertible into class A common stock. Mr. Rodgers is the Chief Executive Officer of Cypress and has shared voting and investment power over such class B shares.

(10)	Consists of 52,033,287 shares of class B common stock held by Cypress, which are immediately convertible into class A common stock.

(11)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed on March 14, 2006, with the SEC by Merrill Lynch & Co. with respect to ownership of shares of our class A common stock which indicated that Merrill Lynch has beneficial ownership of 1,233,800 shares, with sole dispositive and voting power with respect to 1,233,800 shares.

(12)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed on or about February 14, 2006, with the SEC by Baron Capital Group Inc., BCG, BAMCO, Inc., or BAMCO, Baron Small Cap Fund, or BSC, and Ronald Baron with respect to ownership of shares of our class A common stock which indicated that all parties have beneficial ownership of 750,000 shares, with shared dispositive and shared voting power with respect to 750,000 shares.

(13)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed on or about February 14, 2006, with the SEC by Driehaus Capital Management LLC, and Richard H. Driehaus with respect to aggregate beneficial ownership of shares of common stock which indicated that all parties have beneficial ownership of 580,901 shares of our class A common stock, with shared dispositive power with respect to 580,091 shares, and shared voting power with respect to 432,794 shares. Richard Driehaus has sole voting and dispositive power with respect to 28,593 shares.

(14)

The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed on or about February 14, 2006, with the SEC by FMR Corp. with respect to ownership of shares of our class A common stock which indicated that FMR Corp. has beneficial ownership of 999,400 shares, with dispositive power with respect to 999,400 shares, and sole voting power with respect to 1,600 shares.

(15)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed on or about February 13, 2006, with the SEC by all parties with respect to ownership of shares of our class A common stock which indicated that all parties have beneficial ownership of 570,019 shares, with shared dispositive and voting powers with respect to said shares.

(16)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed on or about February 2, 2006, with the SEC by the listed parties with respect to aggregate beneficial ownership of shares of our class A common stock which indicates that Franklin Resources, Charles B. Johnson and Rupert H. Johnson Jr. have shared voting and dispositive power with respect to 674,200 shares. Franklin Advisers, Inc. has beneficial ownership, and sole dispositive and voting power with respect to 671,200 shares.

(17)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed on or about February 2, 2006, with the SEC by the listed parties and represents the aggregate amount of shares beneficially owned. S.A.C. Capital Advisors, LLC has beneficial ownership of 820,840 shares of our class A common stock, with shared voting and dispositive powers with respect to said shares. S.A.C Capital Management, LLC beneficially owns 820,840 shares of our class A common stock with shared voting and dispositive powers with respect to said shares. S.A.C. Capital Associates, LLC beneficially owns 715,000 shares of our class A common stock, with shared voting and dispositive powers to said shares. CR Intrinsic Investors, LLC has beneficial ownership of 595,000 of shares of our class A common stock and has shared voting and dispositive powers with respect to said shares. CR Intrinsic Investments, LLC beneficially owns 595,000 shares of our class A common stock, and has shared voting and dispositive powers with respect to said shares. Steven A. Cohen has beneficial ownership of 820,840 shares of our class A common stock. Steven A. Cohen has shared voting and shared dispositive powers with respect to said shares.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock will consists of:

•	217,500,000 shares of class A common stock, par value $0.001 per share,

•	157,500,000 shares of class B common stock, par value $0.001 per share, and

•	10,042,490 shares of undesignated preferred stock, par value $0.001 per share.

Of the authorized shares of class A common stock, 7,000,000 shares are being offered hereby, or 8,050,000 shares if the underwriters exercise their over-allotment option in full. The material terms and provisions of our certificate of incorporation affecting the rights of the class A common stock and the class B common stock are described below. The following description of our capital stock is qualified in its entirety by reference to our restated certificate of incorporation and amended and restated bylaws filed previously with the SEC on October 11, 2005 and incorporated by reference in this prospectus.

In November 2005, we reincorporated from California to Delaware. We decided to reincorporate to take advantage of the substantial and established judicial precedent in the Delaware courts as to the legal principles applicable to actions that may be taken by a corporation and to the conduct of a corporation’s board of directors.

As of May 15, 2006, there were 9,252,261 shares of class A common stock common stock outstanding held by 46 stockholders of record and 52,033,287 shares of class B common stock held by Cypress. Cypress is currently the only stockholder that holds our class B common stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our class A common stock and class B common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Conversion Rights

Prior to a distribution by Cypress of its shares of our class B common stock to its stockholders in connection with a tax-free distribution, shares of our class B common stock will automatically convert into shares of class A common stock if such shares of class B common stock are transferred to a person other than Cypress, a successor in interest to Cypress or one of Cypress’ subsidiaries. Cypress, its successors in interest and its subsidiaries may also convert shares of our class B common stock held by them into class A common stock at any time. All conversions of our class B common stock to class A common stock will be effected on a one-for-one basis. Shares of our class A common stock are not convertible into shares of our class B common stock.

At such time, if at all, as Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and if Cypress has not effected a tax-free distribution of our class B common stock to its stockholders prior to such time, each outstanding share of our class B common stock will automatically convert into one share of our class A common stock on a one-for-one basis.

Voting Rights

The holders of class A common stock and class B common stock have substantially similar rights except that holders of class A common stock are entitled to one vote per share while holders of class B common stock are entitled to eight votes per share on all matters to be voted on by our stockholders. Holders of shares of our capital stock are not entitled to cumulate their votes in the election of directors to our board of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast at a meeting by all shares of class A common stock and class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our certificate of incorporation generally must be approved by at least a majority of the combined voting power of all our class A common stock and class B common stock, voting together as a single class. However, holders of our class A common stock shall not be eligible to vote on any alteration or change in the powers, preferences, or special rights of the class B common stock that would not adversely affect the rights of the class A common stock.

No Preemptive or Redemption Rights

Our class A common stock and class B common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of our class A common stock and class B common stock are entitled to share equally in all of our assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Preferred Stock

Our board of directors are authorized, subject to limitations imposed by the Delaware General Corporation Law, to issue up to a total of 10,042,490 shares of preferred stock in one or more series, without stockholder approval. As of May 15, 2006, no shares of preferred stock were issued or outstanding. Our board of directors are authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions, subject to the provisions of any series of preferred stock. Our board of directors are also able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our class A common stock and class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our class A common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of May 15, 2006, there were no outstanding warrants to purchase shares of our capital stock.

Registration Rights

We have entered into an investor rights agreement with Cypress providing for specified registration and other rights relating to its shares of our common stock.

Demand Registration.    In any 12-month period, Cypress would be entitled to request up to two registrations under the Securities Act of all or any portion of our shares covered by the investor rights agreement, and we will be obligated to register such shares as requested by Cypress. However, Cypress may not request such a registration prior to 90 days following the effective date of the registration statement related to this offering. In addition, we would have the right, which may be exercised once in any 12-month period, to postpone the filing of any such registration for up to 75 days if we determine in the good faith judgment of our board of directors that such registration would not be in our best interests.

Piggy-Back Registration Rights.    If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Cypress, Cypress would have the right to include its shares of our common stock in that offering.

Registration on Form S-3.    We are required to use our best efforts to qualify to register the sale of our securities on Form S-3. After we are so qualified, Cypress may request registration under the Securities Act of all or any portion of our shares covered by the investor rights agreement on Form S-3, and we will be obligated to register such shares as requested by Cypress. In addition, we would have the right, which may be exercised no more than once in any 12-month period, to postpone the filing of any such registration for up to 75 days if we determine in the good faith judgment of our board of directors that such registration would not be in our best interests.

Registration Expenses.    We are responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the investor rights agreement except if the registration request is withdrawn at the request of Cypress. Cypress is responsible for all of the fees and expenses of counsel to Cypress, except for one special counsel, any applicable underwriting discounts or commissions and stock transfer taxes, and any registration or filing fees with respect to shares of our common stock being sold by Cypress.

Indemnification.    The investor rights agreement contains indemnification and contribution provisions by us for the benefit of Cypress and its affiliates and representatives and, in limited situations, by Cypress for the benefit of us and any underwriters with respect to written information furnished to us by Cypress and stated by Cypress to be specifically included in any registration statement, prospectus or related document.

Duration.    The registration rights under the investor rights agreement remain in effect with respect to any shares of our Class A common stock held by Cypress until such date when all shares by Cypress may immediately be sold under Rule 144 during any 90-day period.

Provisions of Our Restated Certificate of Incorporation Relating to the Super-Majority Voting of the Board of Directors

Unless and until Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, the affirmative vote of at least 75% of the then-authorized number of members of our board of directors is required to: (a) adopt, amend or repeal our amended and restated bylaws or restated certificate of incorporation; (b) appoint or remove our chief executive officer; (c) designate, appoint or allow for the nomination or recommendation for election by our stockholders of an individual to our board of directors; (d) change the size of our board of directors to be other than five members; (e) form a committee of our board of directors or establish or change a charter, committee responsibilities or committee membership of any committee of our board of directors; (f) adopt any stockholder rights plan, “poison pill” or other similar arrangement; or (g) approve any transactions that would involve a merger, consolidation, restructuring, sale of substantially all of our assets or any of our subsidiaries or otherwise result in any person or entity obtaining control of us or any of our subsidiaries.

Cypress may at any time in its sole discretion waive this requirement to obtain such a super-majority vote of our board of directors.

Provisions of Our Restated Certificate of Incorporation Governing Corporate Opportunity

Our amended and restated certificate of incorporation provides that directors and officers who are also directors or officers of Cypress have no duty to communicate or present a corporate opportunity to us unless it is specifically and primarily applicable to converting solar energy into electrical energy and using the resulting electrical energy other than in applications for consumers where photodiode technology is combined with micro-controllers and other integrated circuits made by Cypress, have the right to deal with such corporate opportunity in their sole discretion and shall not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that such director or officer pursues or acquires such corporate opportunity for itself or for Cypress.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of the Delaware General Corporation Law, our restated certificate of incorporation and our amended and restated bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Restated Certificate of Incorporation and Amended and Restated Bylaws

Our restated certificate of incorporation and amended and restated bylaws provide that:

•

until such time as Cypress, its successors in interest and its subsidiaries collectively own shares of our common stock equal to less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, our board of directors will not be classified; thereafter, our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. Our bylaws contain a process for determining to which class our incumbent directors will belong in the event that our board of directors becomes classified.

•	until such time as Cypress, its successors in interest and its subsidiaries collectively own shares of our common stock equal to less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, stockholders meeting may act without a meeting by written consent; thereafter, no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	until such time as Cypress, its successors in interest and its subsidiaries collectively own shares of our common stock equal to less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, Cypress may call a special meeting of the stockholders; thereafter, stockholders may not call special meetings of the stockholders;

•	our board of directors are authorized to issue up to 10,042,490 shares of preferred stock without stockholder approval;

•	the chairman of our board of directors, our chief executive officer or any two members of our board of directors may call a special meeting of the board of directors upon one day’s prior notice to each director;

•	until such time as Cypress, its successors in interest and its subsidiaries collectively own shares of our common stock equal to less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, at the request of Cypress, a representative specifically designated by Cypress shall serve on each committee of our board of directors unless otherwise prohibited by the rules of The Nasdaq National Market or applicable law; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

We have adopted provisions in our restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. Although we have insured our officers and directors against certain potential third-party claims for which we are legally or financially unable to indemnify them, we self-insure with respect to potential third-party claims which give rise to our direct liability to such third party an indemnification duty on our part.

Nasdaq National Market Listing Symbol

Our class A common stock is listed on The Nasdaq National Market under the symbol “SPWR.”

Transfer Agent and Registrar

The transfer agent and registrar for our class A common stock is ComputerShare Investor Services.

OTHER INDEBTEDNESS

On December 2, 2005 we entered into a credit agreement as part of a $25,000,000 Senior Secured Revolving Facility with a syndicate of lenders led by Credit Suisse, Cayman Islands Branch, as the administrative agent. Our borrowing capacity under this facility is available to finance working capital requirements and other general corporate purposes. The terms of this facility are described below.

General

Borrowings under the facility will mature on December 2, 2008. The credit agreement requires us to repay the facility prior to maturity by an amount equal to (1) 100% of the net cash proceeds from the issuance of any debt (subject to permitted exceptions) and (2) 100% of the net cash proceeds of certain asset sales by us or our subsidiaries (including sales of stock of our subsidiaries) and insurance proceeds in excess of $250,000. With the exception of the mandatory prepayments in the previous sentence, amounts under the facility may be repaid and reborrowed prior to the final maturity date. As of March 31, 2006, we had approximately $25,000,000 of unused availability under the credit facility.

All borrowings under the credit facility are subject to the satisfaction of usual and customary conditions, including the accuracy of representations and warranties and the absence of defaults.

Guarantees and Security

Simultaneously with the closing of the credit agreement, we entered into a guaranty and collateral agreement in favor of Credit Suisse, Cayman Islands Branch, as administrative agent under the credit agreement. The guarantee and collateral agreement requires us and all of our existing and future direct and indirect domestic subsidiaries to guarantee our obligations under the credit agreement. Borrowings under the credit facility are secured by a lien on all of our and our subsidiaries’ accounts receivable, equipment, inventory, general intangibles, deposit accounts, fixed assets and other material assets and properties, including stock and other equity interests.

Interest and Fees

Our revolving facility bears interest at a rate of the greater of the prime rate or federal funds rate for US dollar draws, or the LIBOR plus 1% for Euro dollar draws on the first $10.0 million of borrowings and the greater of the prime rate plus 2% or federal funds rate plus 2% for US dollar draws, or LIBOR plus 3% for Euro dollar draws on any borrowings over $10.0 million.

Covenants and Events of Default

The credit agreement contains covenants customary for agreements of this type, including, but not limited to, limitations on our ability to (1) incur additional indebtedness and guarantees, (2) create liens and other encumbrances on our assets, (3) consolidate, merge or sell assets, (4) pay dividends and other distributions or repurchase stock, (5) make certain investments, loans and advancements, (6) enter into sale-leaseback transactions, (7) enter into transactions with our affiliates, (8) change the character of our business or (9) engage in hedging activities unless certain requirements are satisfied.

The credit agreement also includes customary representations, warranties and events of default, including events of default relating to non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, material and uncured judgments, bankruptcy and insolvency events, cross-defaults and change of control. An event of default under the credit agreement will permit the lenders to accelerate the maturity of the indebtedness under the facility.

Letters of Credit

Of the aggregate $25,000,000 of capacity under the credit agreement, $10,000,000 is available for the issuance of standby letters of credit as of March 31, 2006.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of shares of our class A common stock or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our class A common stock in the public market after the offering, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Unregistered Shares

Upon completion of this offering, we will have 16,253,596 shares of class A common stock outstanding and Cypress will own 52,033,287 outstanding shares of our class B common stock, representing approximately 76% of the outstanding shares of our common stock.(1) The shares of class A common stock sold pursuant to our initial public offering and being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. As of May 16, 2006, 286,712 shares of class A common stock held by employees and 2,162,940 shares of class A common stock issuable to these employees upon exercise of their options that had vested by such date were no longer subject to the transfer restrictions set forth in lock-up agreements entered into by these employees in connection with our initial public offering. Shares of class A common stock held by our affiliates will be subject to the transfer restrictions under Rule 144, including volume limitations.

As a result of lock-up arrangements with the underwriters as described below and subject to the provisions of Rules 144 and 701 described below, 1,627,266 shares will be eligible for sale in the public market immediately upon the expiration of the 90-day lock-up agreement.

Lock-up Agreements

Cypress has agreed not to sell or distribute any of its shares of our common stock without the consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. until 90 days after the date of this prospectus as described in “Underwriting.” Subject to applicable U.S. federal and state securities laws, Cypress may sell or distribute to its stockholders any or all of the shares of our common stock that it owns, which may or may not include the sale of a controlling interest in us, either (1) after the expiration of this 90-day period or (2) before the expiration of this 90-day period with the consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. Cypress has advised us that it does not have any current plans to distribute to its stockholders the shares of our class B common stock that it beneficially owns, although it may elect to effect such a distribution in the future.

Our directors and officers have agreed with us or with Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. that, subject to certain exceptions, they will not sell any common stock owned by them for a period of 90 days after the date of this prospectus. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. without prior notice. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our class A common stock could decline.

Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. have also agreed to permit five executive officers who entered into lock-up agreements with the underwriters to sell or trade any such securities during the lock-up period in accordance with the officers Rule 10b5-1 trading plans. Under the executive officers’ respective Rule 10b5-1 trading plans, which were entered into in February and March of 2006, these executive officers have contracted with brokers to buy or sell our common stock on a periodic basis. Under these plans, a broker executes trades pursuant to the parameters established by the executive officer at the time of the creation of the plan, without further direction from them. The executive officer may amend or terminate the plan in some circumstances.

(1)	A 10% change in the number of shares of class A common stock issued or sold in this offering would change by 0.8% Cypress’ percentage ownership of the total number of shares outstanding after this offering.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or one of our affiliates would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately 682,868 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the class A common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. However, to the extent these shares remain subject to the lock-up arrangements described above, they would only become eligible for sale when the lock-up period expires.

Rule 144(k)

A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, unless subject to the contractual lock-up arrangements described above, may sell restricted securities under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701

Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to our initial public offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Securities issued in reliance on Rule 701 are deemed to be restricted securities, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.

Registration Rights

In addition, Cypress has rights to cause us to register the sale of 52,033,287 shares of our common stock under the Securities Act. See “Description of Capital Stock—Registration Rights.”

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES STOCKHOLDERS

This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our class A common stock if you are a beneficial owner of class A common stock other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or a trust that existed on August 20, 1996, was treated as a U.S. person on August 19, 1996, and elected to be treated as a U.S. person.

If a partnership holds our class A common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our class A common stock, you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the acquisition, ownership, and disposition of our class A common stock.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. income tax laws, including a former U.S. citizen or resident.

This summary does not discuss any aspect of state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended, and should not be construed, as tax advice.

WE URGE PROSPECTIVE NON-U.S. INVESTORS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS WITH RESPECT TO ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR CLASS A COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of our class A common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined under the Internal Revenue Code of 1986, as amended. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our class A common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of our class A common stock.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States and, if you are entitled to benefits under an applicable income tax treaty, attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30%, or a lower rate specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

If you are eligible for a reduced rate of U.S. withholding tax under an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition of Our Class A Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our class A common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States and, if you are entitled to benefits under an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by you;

•	you are an individual, you hold your shares of our class A common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	our class A common stock constitutes a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, which is referred to as FIRPTA. Our class A common stock will constitute a U.S. real property interest for FIRPTA if we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes. We do not believe that we are, have been or will become a “U.S. real property holding corporation” for U.S. federal income tax purposes. Even if we were a U.S. real property holding corporation for FIRPTA, gain arising from a disposition of our class A common stock still would not be subject to FIRPTA tax if our class A common stock is considered regularly traded under applicable Treasury regulations on an established securities market, such as The Nasdaq National Market, and you do not own, actually or constructively, more than 5% of the total fair market value of our class A common stock at any time during the five year period ending on the date of disposition.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax, as discussed above, also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment maintained by you in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends or other distributions we pay to you and the tax withheld from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable income tax treaty. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons currently at a rate of 28% of the gross amount. You will not be subject to backup withholding tax on dividends you receive on your shares of our class A common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-U.S. person.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our class A common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our class A common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold at a rate of 28% of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption. If the appropriate certification is not provided, the amount of proceeds paid to you will be subject to information reporting, and may be subject to backup withholding, if you sell your shares of our class A common stock outside the United States through the non-U.S. office of a U.S. broker or a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States.

Any amounts withheld with respect to your shares of our class A common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

Shares of our class A common stock owned or treated as owned by an individual who is not a citizen or resident, as specifically defined for U.S. federal estate tax purposes, of the United States at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement to be filed as an exhibit relating to this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. are acting as joint book-running managers and representatives, and the underwriters have severally agreed to purchase the following respective numbers of shares of class A common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
Deutsche Bank Securities Inc.
Cowen and Company, LLC.
First Albany Capital Inc.
Jefferies & Company, Inc.

Total	7,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day over-allotment option to purchase on a pro rata basis up to an aggregate of 1,050,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The over-allotment option may be exercised if the underwriters sell more than 7,000,000 shares in connection with this offering.

The underwriters propose to offer the shares of class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-Allotment Option	With Over-Allotment Option	Without Over-Allotment Option	With Over-Allotment Option
Underwriting Discounts and Commissions	$—	$—	$—	$—
Expenses payable by us	$—	$—	$—	$—

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock regardless of class, or the Securities, or securities convertible into or exchangeable or exercisable for any Securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 90 days after the date of this prospectus, except grants of employee stock options pursuant to terms of a plan in effect on the date hereof or disclosed in this prospectus, issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan and issuances of up to an aggregate maximum of 6.9 million shares of our Securities or other rights to acquire its Securities which we may issue in connection with transactions with our vendors, suppliers or customers or their respective shareholders, including in acquisitions, so long as such parties agree to be locked-up for the remainder of the 90 day period.

Our officers, directors and Cypress have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any of these transactions are to be settled by delivery of the Securities or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 90 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan and except for securities acquired in the open market and transfers to family members or certain other parties or as a gift.

Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. have also agreed to permit five executive officers who entered into lock-up agreements with the underwriters to sell or trade any such securities during the lock-up period in accordance with the officers’ Rule 10b5-1 trading plans. Under the executive officers’ respective Rule 10b5-1 trading plans, which were entered into in February and March of 2006, these executive officers have contracted with brokers to buy or sell our common stock on a periodic basis. Under these plans, a broker executes trades pursuant to the parameters established by the executive officer at the time of the creation of the plan, without further direction from them. The executive officer may amend or terminate the plan in some circumstances.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our shares of class A common stock are listed on The Nasdaq National Market under the symbol “SPWR.”

We cannot assure you that prices at which our shares sell in the public market after this offering will not be lower than the offering price.

Several of the underwriters have in the past performed investment banking services for our parent, Cypress Semiconductor. Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., acting as joint book-running managers and representatives of the underwriters, including Cowen and Company, LLC and First Albany Capital Inc., and such underwriters earned underwriting discounts and commissions in connection with the initial public offering of the Company that was completed on November 22, 2005. We and affiliates of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. have entered into a three year $25 million revolving credit facility for which we expect to pay them customary fees. The underwriters may in the future perform investment banking and advisory services for us or our parent from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform other services for us in the ordinary course of their business.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase our common stock until the time, if any, at which a stabilization bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our class A common stock or preventing or retarding a decline in the market price of the class A common stock. As a result the price of our class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the class A common stock are made. Any resale of the class A common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the class A common stock.

Representations of Purchasers

By purchasing the class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the class A common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Selected legal matters with respect to the validity of the class A common stock offered by this prospectus will be passed upon for us by Jones Day, Menlo Park, California. Selected legal matters with respect to the validity of the class A common stock offered by this prospectus will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

The financial statements as of December 31, 2004 and 2005 and for the year ended December 31, 2003, the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004 and the year ended December 31, 2005 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act with respect to the class A common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the class A common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (202) 551-8090 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we periodically to file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above.

SUNPOWER CORPORATION

SunPower Corporation

Condensed Consolidated Balance Sheets

(in thousands, except share data)

(unaudited)

	March 31, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$117,118	$143,592
Accounts receivable, net	31,975	25,498
Inventories	17,310	13,147
Prepaid expenses and other current assets	4,256	3,236

Total current assets	170,659	185,473
Property and equipment, net	127,486	110,559
Goodwill	2,883	2,883
Intangible assets, net	17,564	18,739
Advances to suppliers, net of current portion	12,441	—

Total assets	$331,033	$317,654

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$24,219	$14,194
Accounts payable to Cypress	2,823	2,533
Accrued liabilities	5,250	4,541
Current portion of customer advances	9,687	8,962

Total current liabilities	41,979	30,230
Deferred tax liability	—	336
Customer advance, net of current portion	29,141	28,438

Total liabilities	71,120	59,004

Commitments and contingencies (Note 11)
Stockholders’ Equity:
Preferred stock, $0.001 par value per share;
10,042,490 shares authorized; none issued and outstanding	—	—
Common stock: $0.001 par value; 375,000,000 shares authorized;
61,286,883 and 61,092,484 shares issued and outstanding at March 31, 2006 and December 31, 2005, respectively	61	61
Additional paid-in capital	318,501	316,617
Accumulated other comprehensive income (loss)	(371)	505
Accumulated deficit	(58,278)	(58,533)

Total stockholders’ equity	259,913	258,650

Total liabilities and stockholders’ equity	$331,033	$317,654

The accompanying notes are an integral part of these condensed consolidated financial statements.

SunPower Corporation

Condensed Consolidated Statements of Operations

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2006	2005
Revenue	$41,958	$11,092

Costs and expenses:
Cost of revenue	36,266	13,093
Research and development	1,996	1,667
Sales, general and administrative	4,381	1,800

Total costs and expenses	42,643	16,560

Operating loss	(685)	(5,468)
Interest income (expense)	834	(1,786)
Other income	137	17

Income (loss) before income tax provision	286	(7,237)
Income tax provision	31	—

Net income (loss)	$255	$(7,237)

Net income (loss) per share:
Basic	$0.00	$(2.07)
Diluted	$0.00	$(2.07)
Weighted-average shares:
Basic	61,126	3,500
Diluted	66,932	3,500

The accompanying notes are an integral part of these condensed consolidated financial statements.

SunPower Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2006	2005
Cash flows from operating activities
Net income (loss)	$255	$(7,237)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,327	1,522
Amortization of intangibles	1,175	1,176
Changes in foreign currency derivatives	(876)	1,271
Stock-based compensation	1,412	—
Impairment charge related to equipment	—	461
Interest expense related to warrants and notes payable	—	1,676
Changes in operating assets and liabilities:
Accounts receivable	(6,477)	(6,993)
Inventories	(4,101)	(4,011)
Prepaid expenses and other current assets	(1,020)	875
Advances to suppliers, net of current portion	(12,441)	—
Accounts payable	10,025	1,584
Accounts payable to Cypress	290	(5,355)
Accrued liabilities and deferred tax liabilities	373	(2,765)
Advances from customers	1,428	—

Net cash used in operating activities	(6,630)	(17,796)

Cash flows from investing activities
Purchase of property and equipment	(20,254)	(3,130)

Net cash used in investing activities	(20,254)	(3,130)

Cash flows from financing activities
Proceeds from debt obligations to Cypress	—	5,000
Proceeds from issuance of preferred stock, net of issuance costs	—	7,000
Proceeds from issuance of common stock to Cypress	—	7,084
Proceeds from exercise of stock options	410	15

Net cash provided by financing activities	410	19,099

Net decrease in cash and cash equivalents	(26,474)	(1,827)
Cash and cash equivalents at beginning of period	143,592	3,776

Cash and cash equivalents at end of period	$117,118	$1,949

The accompanying notes are an integral part of these condensed consolidated financial statements.

SunPower Corporation

Notes to Condensed Consolidated Financial Statements

Note 1. The Company and Basis of Presentation

The Company

SunPower Corporation (the “Company” or “SunPower”), a majority-owned subsidiary of Cypress Semiconductor Corporation (“Cypress”), was originally incorporated in the State of California on April 24, 1985. The Company was basically dormant until October 1988, when it was organized as a business venture to commercialize high-efficiency photovoltaic, or solar, cell technology. The Company designs, manufactures and sells solar electric power products based on its proprietary processes and technologies. In addition, the Company offers imaging detectors and infrared detectors based on its solar power technology.

On November 10, 2005, the Company reincorporated in Delaware and filed an amendment to its certificate of incorporation to effect a 2-for-1 reverse stock split of the Company’s outstanding and authorized shares of common stock. All share and per share figures presented herein have been adjusted to reflect the reverse stock split.

Cypress made a significant investment in the Company in 2002. On November 9, 2004, Cypress completed a reverse triangular merger with the Company in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of our then outstanding shares of capital stock but leaving our unexercised warrants and options outstanding. After completion of the Company’s initial public offering in November 2005, Cypress holds, in the aggregate, 52,033,287 shares of class B common stock, representing approximately 85% of the Company’s total outstanding shares of common stock. Cypress also holds approximately 98% of the voting power of the Company’s total outstanding capital stock.

The financial statements include allocations of certain Cypress expenses, including centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. The expense allocations have been determined based on a method that Cypress and the Company considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company. The financial information included herein may not be indicative of the consolidated financial position, operating results, and cash flows of the Company in the future, or what they would have been had the Company been a separate stand-alone entity during the periods presented. See Note 6 for additional information on the transactions with Cypress.

As of March 31, 2006, the Company has an accumulated deficit of $58.3 million and, with the exception of the three months ended March 31, 2006, has a history of operating losses. The Company is subject to a number of business risks, including, but not limited to, an industry-wide shortage of polysilicon, an essential raw material in the production of solar cells; limited suppliers for capital equipment; concentration of revenue among few customers; competition from other companies with a longer operating history and significantly greater financial resources; the dependency on a third-party subcontractor; the ability to obtain adequate financing to fund operating activities; dependence on key employees; and the ability to attract and retain additional qualified personnel.

Fiscal Year

The Company reports on a fiscal-year basis and ends its quarters on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year, in which case the additional week falls into the fourth quarter of that fiscal year. Both fiscal 2005 and 2006 consist of 52 weeks. The first quarter of fiscal 2006 ended on April 2, 2006 and the first quarter of fiscal 2005 ended on April 3, 2005. For presentation purposes only, the consolidated financial statements and notes refer to the calendar year end and month end of each respective period.

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Financial Statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, which the Company believes are necessary for a fair statement of the Company’s financial position as of March 31, 2006 and its results of operations for the three months ended March 31, 2006 and 2005, respectively. These condensed consolidated financial statements are not necessarily indicative of the results to be expected for the entire year.

Note 2. Balance Sheet Components

(In thousands)	March 31, 2006	December 31, 2005
Inventories:
Raw material	$7,419	$6,214
Work-in-process	423	351
Finished goods	9,468	6,582

	$17,310	$13,147

Property and equipment:
Manufacturing equipment	$90,849	$60,807
Computer equipment	2,087	1,738
Furniture and fixtures	124	124
Leasehold improvements	34,446	24,372
Construction-in-process (manufacturing facility in the Philippines)	13,473	33,684

	140,979	120,725
Less: Accumulated depreciation and amortization	(13,493)	(10,166)

	$127,486	$110,559

Intangible assets:
Purchased technology	$18,139	$18,139
Patents	3,811	3,811
Trademark and other	2,066	2,066

	24,016	24,016

Accumulated amortization of intangible assets:
Purchased technology	(4,886)	(3,999)
Patents	(939)	(749)
Trademark and other	(627)	(529)

	(6,452)	(5,277)

	$17,564	$18,739

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

The estimated future amortization expense related to intangible assets as of March 31, 2006 is as follows:

2006 (remaining nine months)	$3,515
2007	4,493
2008	3,873
2009	3,590
2010	2,093

	$17,564

	As of March 31,
	2006	2005
Accrued liabilities:
Foreign exchange derivative liability	$896	$49
Employee compensation and employee benefits	1,004	1,173
Warranty reserve	642	574
Other	2,708	2,745

	$5,250	$4,541

Note 3. Net Income (Loss) per Share

Basic net income (loss) per share is computed using the weighted-average common shares outstanding. Diluted net income (loss) per share is computed using the weighted-average common shares outstanding plus any potentially dilutive securities outstanding during the period using the treasury stock method, except when their effect is anti-dilutive. In computing dilutive net income per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Dilutive securities include stock options, warrants and convertible preferred stock.

For the three months ended March 31, 2005, outstanding convertible preferred stock, stock options to purchase common stock and warrants to purchase preferred and common stock, were excluded from the calculation of diluted net loss per share as the Company was in a net loss position and their inclusion would have been anti-dilutive.

The following is a summary of all outstanding anti-dilutive potential common shares:

(In thousands)	As of March 31,
	2006	2005
Convertible preferred stock	—	22,458
Stock options	65	5,032
Common stock warrants	—	3,821

The following table sets forth the computation of basic and diluted weighted-average common shares:

(In thousands)	Three Months Ended March 31,
	2006	2005
Basic weighted-average common shares	61,126	3,500
Effect of dilutive securities:
Stock options	5,790	—
Restricted Stock	16	—

Weighted-average common shares for diluted computation	66,932	3,500

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

Note 4. Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) includes unrealized gains and losses on the Company’s available-for-sale investments and derivatives.

The components of comprehensive loss, net of tax, were as follows:

(In thousands)	Three Months Ended March 31,
	2006	2005
Net income (loss)	$255	$(7,237)
Unrealized gain (loss) on derivatives, net of tax	(876)	1,271

Total comprehensive loss	$(621)	$(5,966)

Note 5. Advances to Suppliers

In January 2006, the Company made a cash deposit of 10.5 million Euros (approximately $12.4 million) a vendor of polysilicon. Under the terms of the related agreement, the vendor will sell the Company a total of 45.0 million Euros (approximately $53.3 million) of polysilicon in fixed annual quantities and at fixed prices over a ten-year period beginning in fiscal 2008.

Note 6. Transactions with Cypress

Purchases of Imaging and Infrared Detector Products from Cypress

The Company purchases wafers from Cypress at intercompany prices which are consistent with Cypress’ internal transfer pricing methodology.

Manufacturing Services in Texas

The Company originally made its imaging and infrared detector and solar power products at its San Jose, California facility. In May 2002, the Company installed certain tenant improvements to build a pilot wafer fabrication line for a newly designed solar cell in a Cypress facility located in Texas. The Company then paid pro rata costs for materials and Cypress personnel to operate the facility which made the Company’s pre-commercial production solar cells until the Philippines facility came on line in November 2004. In late 2004, the Company moved its imaging and infrared detector production lines to the Cypress Texas facility and continues to pay the costs of materials and Cypress personnel to operate the facility.

Administrative Services Provided by Cypress

Cypress has seconded employees and consultants to the Company for different time periods for which the Company pays their fully-burdened compensation. In addition, Cypress personnel render services to the Company to assist with administrative functions such as centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure. Cypress bills the Company for a portion of the Cypress employees’ fully-burdened compensation. In the case of the Philippines subsidiary, which entered into a services agreement for such secondments and other consulting services in January 2005, the Company pays the fully burdened compensation plus 10%. Amounts paid for these services are recorded as general and administrative expenses in the accompanying statements of operations.

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

Leased Facility in the Philippines

In 2003, the Company and Cypress reached an understanding that the Company would build out and occupy a building owned by Cypress for its wafer fabrication facility in the Philippines. As of March 31, 2006, the Company has a rental agreement with Cypress for this facility which expires in 2021 and contains an option to purchase the facility from Cypress at any time at Cypress’ original purchase price of approximately $8.0 million, plus interest computed on a variable index starting on the date of purchase by Cypress until the sale to the Company.

Total payments related to purchases of imaging and infrared detector products from Cypress, manufacturing services provided by Cypress in Texas, administrative services provided by Cypress and the facility leased from Cypress in the Philippines aggregated $2.8 million and $8.0 million for the three months ended March 31, 2006 and 2005, respectively.

2005 Separation and Service Agreements

On October 6, 2005, SunPower entered into a series of separation and services agreements with Cypress. Among these agreements are a master separation agreement, a sublease of the land and a lease for the building in the Philippines (see above); a three-year wafer manufacturing agreement for detector products at inter-company pricing; a three-year master transition services agreement under which Cypress would allow SunPower to continue to utilize services provided by Cypress such as corporate accounting, legal, tax, information technology, human resources and treasury administration at Cypress’ cost; an asset lease under which Cypress will lease certain manufacturing assets from SunPower; an employee matters agreement under which the Company’s employees would be allowed to continue to participate in certain Cypress health insurance and other employee benefits plans; an indemnification and insurance matters agreement; an investor rights agreement; and a tax sharing agreement. All of these agreements, except the tax sharing agreement and the manufacturing asset lease agreement, became effective at the time of completion of the Company’s initial public offering in November 2005.

Master Separation Agreement

The Company entered into a master separation agreement containing the framework with respect to the Company’s separation from Cypress. The master separation agreement provides for the execution of various ancillary agreements that further specify the terms of the separation.

Philippine Lease Agreement

The Company has entered into an agreement with Cypress that relates to the Company’s manufacturing facility in the Philippines. The Philippine lease term runs through July 2021. Under the lease, the Company will pay Cypress at a rate equal to the cost to Cypress for that facility (including taxes, insurance, repairs and improvements) until the earlier of 10 years or a change in control of the Company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of the Company’s common stock then outstanding. Thereafter, the Company will pay market rate rent for the facility. The Company will have the right to purchase the facility from Cypress at any time at Cypress’ original purchase price plus interest computed on a variable index starting on the date of purchase by Cypress until the sale to the Company, unless such purchase option is exercised after a change of control of the company, then the purchase price shall be at a market rate, as reasonably determined by Cypress. The lease agreement also contains certain indemnification and exculpation provisions by the Company for the benefit of Cypress as lessor.

Wafer Manufacturing Agreement

The Company has entered into an agreement with Cypress to continue to make infrared and imaging detector products for the Company at prices consistent with the then current Cypress transfer pricing, which is

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

equal to the forecasted cost to Cypress to manufacture the wafers, for the earlier of the next three years or until a change in control of the Company occurs, which includes until such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of the Company common stock then outstanding, after which a new supply agreement may be negotiated or the Company and Cypress will negotiate a reasonable winding-up procedure. In addition, the Company may use other Cypress fabs for development work on a cost per activity basis.

The Company will indemnify Cypress for any liabilities that arise only to the extent that they are based on claims of infringement based on the Company’s design specifications that the Company submits to Cypress for the manufacture of the Company’s products. Cypress will indemnify the Company for liabilities that arise only to the extent that they are based on claims that the manufacturing, assembling, product testing or packaging process that Cypress uses for the Company’s products infringes or violates upon the intellectual property rights of third parties or Cypress’ unauthorized use of the Company’s design specifications or proprietary information.

Master Transition Services Agreement

The Company has also entered into a master transition services agreement which would govern the provisions of services to us by Cypress, such as: financial services; human resources; legal matters; training programs; and information technology.

For a period of three years following the Company’s November 2005 initial public offering of 8.8 million shares of class A common stock (“IPO”) or earlier if a change of control of the Company occurs, Cypress would provide these services and the Company would pay Cypress for services provided to the Company, at Cypress’ cost (which, for purposes of the master transition services agreement, means an appropriate allocation of Cypress’ full salary and benefits costs associated with such individuals as well as any out-of-pocket expenses that Cypress incurs in connection with providing the Company with those services) or at the rate negotiated with Cypress. Cypress has the ability to deny requests for services under this agreement if, among other things, the provision of such services creates a conflict of interest, causes an adverse consequence to Cypress, requires Cypress to retain additional employees or other resources or the provision of such services becomes impracticable as a result or cause outside of the control of Cypress. In addition, Cypress will incur no liability in connection with the provision of these services. The master transition services agreement also contains certain indemnification provisions by the Company for the benefit of Cypress.

Lease for Manufacturing Assets

In 2005 the Company entered into a lease with Cypress under which Cypress leases from the Company certain manufacturing assets owned by the Company and located in Cypress’ Texas manufacturing facility. The term of the lease is 27 months and it expires on December 31, 2007. Under this lease, Cypress is reimbursing the Company’s cost of approximately $0.7 million of the net book value of the assets divided over the life of the leasehold improvements.

Employee Matters Agreement

The Company entered into an employee matters agreement with Cypress to allocate assets, liabilities and responsibilities relating to its current and former U.S. and international employees and its participation in the employee benefits plans that Cypress currently sponsors and maintains.

The Company’s eligible employees generally remain able to participate in Cypress’ benefit plans, as they may change from time to time. The Company is responsible for all liabilities incurred with respect to the Cypress plans by the Company as a participating company in such plans. The Company intends to have its own benefit plans established by the time its employees no longer are eligible to participate in Cypress’ benefit plans. Once the Company has established its own benefit plans, the Company will have the ability to modify or terminate

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

each plan in accordance with the terms of those plans and our policies. It is the Company’s intent that employees not receive duplicate benefits as a result of participation in its benefit plans and the corresponding Cypress benefit plans.

All of the Company’s eligible employees are able to continue to participate in Cypress’ health plans, life insurance and other benefit plans as they may change from time to time, until the earliest of, (1) a change of control of the Company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of our common stock then outstanding, (2) such time as the Company’s status as a participating company under the Cypress plans is not permitted by a Cypress plan or by applicable law, (3) such time as Cypress determines in its reasonable judgment that the Company’s status as a participating company under the Cypress plans has or will adversely affect Cypress, or its employees, directors, officers, agents, affiliates or its representatives, or (4) such earlier date as the Company and Cypress mutually agree. However, to avoid redundant benefits, the Company’s employees will generally be precluded from participating in Cypress’ stock option plans and stock purchase plans.

With respect to the Cypress 401(k) Plan, the Company is obligated to establish its own 401(k) Plan within 90 days of separation from Cypress, and Cypress will transfer all accounts in the Cypress 401(k) Plan held by the Company’s employees to our 401(k) Plan.

Employees who are eligible to participate in Cypress’ stock option plans retain that eligibility until the earliest of (1) a change of control of the company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of our common stock then outstanding, (2) such time as the Company’s status as a participating company under the Cypress plans is not permitted by a Cypress plan or by an applicable law or (3) such time as Cypress determines in its reasonable judgment that the Company’s status as a participating company under the Cypress plans has or will adversely affect Cypress, or its employees, directors, officers, agents, affiliates or its representatives. Upon the occurrence of such an event, each of the Company’s employees will be deemed terminated from Cypress employment for purposes of the Cypress stock option plans and each outstanding option will be treated in accordance with that employee’s stock option agreement with Cypress.

In accordance with discretion provided to Cypress under the terms of its stock purchase plan, Cypress has removed the Company as a subsidiary designated for participation in offering periods under its stock purchase plan that began on July 1, 2005. This means that the Company’s employees are not eligible to participate in offering periods under the Cypress stock purchase plan.

Indemnification and Insurance Matters Agreement

The Company will indemnify Cypress and its affiliates, agents, successors and assigns from all liabilities arising from environmental conditions: existing on, under, about or in the vicinity of any of the Company’s facilities, or arising out of operations occurring at any of the Company’s facilities, including our San Jose, California facilities, whether prior to or after the separation; existing on, under, about or in the vicinity of the Philippines facility which the Company occupies, or arising out of operations occurring at such facility, whether prior to or after the separation, to the extent that those liabilities were caused by the Company; arising out of hazardous materials found on, under or about any landfill, waste, storage, transfer or recycling site and resulting from hazardous materials stored, treated, recycled, disposed or otherwise handled by any of the Company’s operations or the Company’s San Jose, California and Philippines facility prior to the separation; and arising out of the construction activity conducted by or on behalf of us at Cypress’ Texas facility.

The indemnification and insurance matters agreement and the master transition services agreement also contains provisions governing the Company’s insurance coverage, which are under the Cypress insurance

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

policies (other than our directors and officers insurance, for which we have our own separate policy) until the earliest of (1) a change of control of the Company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of the Company’s common stock then outstanding, (2) the date on which Cypress’ insurance carriers do not permit the Company to remain on Cypress policies, (3) the date on which Cypress’ cost of insurance under any particular insurance policy increases, directly or indirectly, due to our inclusion or participation in such policy, (4) the date on which our coverage under the Cypress policies causes a real or potential conflict of interest or hardship for Cypress, as determined solely by Cypress or (5) the date on which Cypress and the Company mutually agree to terminate this arrangement. Prior to that time, Cypress will maintain insurance policies on the Company’s behalf, and the Company shall reimburse Cypress for expenses related to insurance coverage during this period. We will work with Cypress to secure additional insurance if desired and cost effective.

Investor Rights Agreement

The Company has entered into an investor rights agreement with Cypress providing for specified (1) registration and other rights relating to the Company’s shares of the Company’s common stock, (2) information and inspection rights, (3) coordination of auditing practices and (4) approval rights with respect to certain transactions.

Tax Sharing Agreement

The Company has entered into a tax sharing agreement with Cypress providing for each of the party’s obligations concerning various tax liabilities. The tax sharing agreement is structured such that Cypress will pay all federal, state, local and foreign taxes that are calculated on a consolidated or combined basis (while we are a member of Cypress’ consolidated or combined group pursuant to federal, state, local and foreign tax law). The Company’s portion of such tax liability or benefit will be determined based upon our separate return tax liability as defined under the tax sharing agreement. Such liability or benefit will be based on a pro forma calculation as if the Company were filing a separate income tax return in each jurisdiction, rather than on a combined or consolidated basis with Cypress subject to adjustments as set forth in the tax sharing agreement.

After the date the Company ceases to be a member of Cypress’ consolidated, combined or unitary group for federal income tax purposes or state income tax purposes, as and to the extent that the Company becomes entitled to utilize on the Company’s separate tax returns portions of those credit or loss carryforwards existing as of such date, the Company will distribute to Cypress the tax effect, estimated to be 34% for federal income tax purposes, of the amount of such tax loss carryforwards so utilized, and the amount of any credit carryforwards so utilized. The Company will distribute these amounts to Cypress in cash or in the Company’s shares, at the Company’s option. As of December 31, 2005, the Company has approximately $36.5 million of federal net operating loss carryforwards and approximately $4.8 million of California net operating loss carryforwards meaning that such potential future payments to Cypress, which would be made over a period of several years, would therefore aggregate at approximately $15.0 million.

The Company will continue to be jointly and severally liable for tax liability as governed under federal, state and local law as a member of the Cypress consolidated or combined group. Accordingly, although the tax sharing agreement allocates tax liabilities between Cypress and all its consolidated subsidiaries, for any period in which the Company is included in Cypress’ consolidated group, the Company could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of the group.

Note 7. Foreign Currency Derivatives

The Company has non-U.S. subsidiaries that operate and sell the Company’s products in various global markets, primarily in Europe. As a result, the Company is exposed to risks associated with changes in foreign

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

currency exchange rates. It is the Company’s policy to use various hedge instruments to manage the exposures associated with purchases of foreign sourced equipment, net asset or liability positions of its subsidiaries and forecasted revenues and expenses. The Company does not enter into foreign currency derivative financial instruments for speculative or trading purposes.

As of March 31, 2006, the Company’s hedge instruments consisted entirely of forward exchange contracts. The Company calculates the fair value of its forward contracts based on spot rates and interest differentials from published sources.

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company accounts for its hedges of forecasted foreign currency revenues as cash flow hedges and hedges of firmly committed purchase contracts denominated in foreign currency as fair value hedges.

Cash Flow Hedges: Hedges of forecasted foreign currency denominated revenues are designated as cash flow hedges and changes in fair value of the effective portion of hedge contracts are recorded in accumulated other comprehensive income (loss) in stockholders’ equity in the Condensed Consolidated Balance Sheets. Amounts deferred in accumulated other comprehensive income (loss) are reclassified into the Condensed Consolidated Statement of Operations in the periods in which the hedged exposure impacts earnings. The effective portion of unrealized gains (losses) recorded in accumulated other comprehensive income (loss), net of tax, was a $876,000 loss and a $1.3 million gain for the three months ended March 31, 2006 and 2005, respectively. As of March 31, 2006 and December 31, 2005, the Company had outstanding cash flow hedge forward contracts with an aggregate notional value of $56.9 million and $31.2 million, respectively. The maturity dates of the outstanding contracts ranged from April 2006 to January 2007.

Fair Value Hedges: On occasion, the Company commits to purchase equipment in foreign currency, predominantly Euros. When these purchases are hedged and qualify as firm commitments under SFAS No. 133, they are designated as fair value hedges and changes in the fair value of the firm commitment derivative contract are recognized in the Condensed Consolidated Statement of Operations. Under fair value hedge treatment, the changes in the firm commitment on a spot to spot basis are recorded in property and equipment, net, in the Condensed Consolidated Balance Sheet and in Other income (expense), net in the Condensed Consolidated Statement of Operations.

Both cash flow hedges and fair value hedges are tested for effectiveness each period on a spot to spot basis using the dollar-offset method. Both the excluded time value and any ineffectiveness, which were not significant for all periods, are recorded in other income and (expense), net.

In addition, the Company began hedging the net balance sheet effect of Euro denominated assets and liabilities in 2005 primarily for Euro denominated receivables from customers, prepayments to suppliers and advances received from customers. The Company records its hedges of foreign currency denominated monetary assets and liabilities at fair value with the related gains or losses recorded in other income and (expense), net. The gains or losses on these contracts are substantially offset by transaction gains or losses on the underlying balances being hedged. As of March 31, 2006, and December 31, 2005, the Company held forward contracts with an aggregate notional value of $800,000 and $26.6 million to hedge the risks associated with Euro foreign currency denominated assets and liabilities.

Note 8. Stock-Based Compensation

Adoption of SFAS No. 123(R)

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123(R)”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

fair value and recognize the costs in the financial statements over the employee requisite service period. As permitted by SFAS No. 123(R), the Company elected to use the modified prospective application transition method and has not restated its financial results for prior periods. Under this transition method, stock-based compensation expense for the first quarter of fiscal 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) Stock based compensation expense for all stock-based compensation awards granted after January 1, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

The following table summarizes the consolidated stock-based compensation expense, by type of awards:

(In thousands)	Three Months Ended March 31, 2006
Employee stock options	$1,154
Non-employee stock options	285
Restricted stock	35
Amounts capitalized in inventory	(62)

Total stock-based compensation expense	$1,412

The following table summarizes the consolidated stock-based compensation expense by line items in the Condensed Consolidated Statement of Operations and the impact on earnings per share:

(In thousands, except per share data)	Three Months Ended March 31, 2006
Cost of revenues	$193
Research and development	420
Selling, general and administrative	799

Total stock-based compensation expense	1,412
Tax effect on stock-based compensation expense	—

Total stock-based compensation expense after income taxes	$1,412

Effect on net income per share:
Basic	$0.02
Diluted	$0.02

As stock-based compensation expense recognized in the Condensed Consolidated Statement of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures in accordance with SFAS No. 123(R). SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Net cash proceeds from option exercises were $410,000 for the three months ended March 31, 2006 and $15,000 for the three months ended March 31, 2005. No income tax benefit was realized from stock option exercises during the three months ended March 31, 2006 and 2005. In accordance with SFAS 123(R), the Company presents excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

The following table summarizes the Company’s unrecognized stock-based compensation balance by type of awards:

(In thousands, except per share data)	March 31, 2006	Weighted-Average Period
Stock options	$6,087	2.9 years
Restricted stock	842	4.4 years

Total unrecognized stock-based compensation balance	$6,929	3.1 years

The Company recognizes its stock-based compensation costs on a straight-line recognition basis. Additionally, the Company issues new shares upon option exercises by employees.

Prior to the Adoption of SFAS No. 123(R)

Prior to the adoption of SFAS No. 123(R), the Company applied SFAS No. 123, as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which allowed companies to apply the accounting rules under Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations. The following table illustrates the effect on net loss after tax and net loss per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

(In thousands)	Three Months Ended March 31, 2005
Net loss—as reported	$(7,237)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(876)

Pro forma net loss	$(8,113)

Net loss per share:
Basic and diluted—as reported	$(2.07)
Basic and diluted—pro forma	$(2.32)

Valuation Assumptions

The Company estimates the fair value of its stock-based awards using the Black-Scholes valuation model (“Black-Scholes model”). The determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by the stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Assumptions used in the determination of fair value of share-based payment awards using the Black-Scholes model were as follows:

	Three Months Ended March 31,
	2006	2005
Expected term	6.5 years	4.0 years
Risk-free interest rate	4.83%	3.63%
Volatility	93%	74%
Dividend yield	0%	0%

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

For the Three Months Ended March 31, 2005:

The Company estimated the expected term based on an assumed exercise of vested tranches at the earlier of one year after their vesting date or one year after an assumed public offering. Volatility was based on Cypress’s volatility for all periods through the third quarter of fiscal 2005, and from the fourth quarter of fiscal 2005 onwards, on a publicly-traded U.S.-based direct competitor of the Company. The interest rate was based on the U.S. Treasury yield curve in effect at the time of grant.

For the Three Months Ended March 31, 2006:

For awards granted after the effective date of SFAS No. 123(R), the Company utilizes the simplified method under the provisions of Staff Accounting Bulletin No. 107 (“SAB No. 107”) for estimating expected term, instead of its historical exercise data. The Company elected not to base the expected term on historical data because of the significant difference in its status before and after the effective date. The Company was a privately-held company until its initial public offering in November 2005, and the only available liquidation event for option holders was Cypress’s buyout of minority interests in November 2004. At all other times, optionees could not cash out on their vested options. During the Company’s limited history as a publicly-traded company since its initial public offering, a majority of the optionees cannot exercise vested options because of the lock-up requirements pursuant to the initial public offering.

Because of the limited history of its stock price returns, the Company does not believe that its historical volatility would be representative of the expected volatility for its new awards. Accordingly, the Company has chosen to use the historical volatility rates for a publicly-traded U.S.-based direct competitor to calculate the volatility for its granted options.

The interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Since the Company does not pay dividends, the expected dividend yield is zero.

Equity Incentive Programs

Stock Option Plans:

The Company has three stock option plans: the 1988 Incentive Stock Plan (“1988 Plan”), the 1996 Incentive Stock Plan (“1996 Plan”), and the 2005 Stock Incentive Plan (“2005 Plan”). Under the terms of the plans, the Company may issue incentive or nonstatutory stock options or stock purchase rights to employees and consultants to purchase common stock. The 2005 Plan was adopted by the Company’s board of directors in August 2005, and was approved by shareholders in November 2005. The 2005 Plan replaced the 1988 Plan and 1996 Plan and allows not only for the grant of options such as the 1988 Plan and the 1996 Plan, but also for the grant of stock appreciation rights, restricted stock grants, and other equity rights. As of March 31, 2006, approximately 107,000 shares were available for grant under the 2005 Plan. In May 2006, the Company’s stockholders approved an increase of 250,000 shares in the number of shares available for grant under the 2005 Plan.

Incentive stock options may be granted at no less than the fair value of the common stock on the date of grant. Nonqualified stock options and stock purchase rights may be granted at no less than 85% of the fair value of the common stock at the date of grant. The options and rights become exercisable when and as determined by the Company’s board of directors, although these terms are generally not to exceed ten years for stock options and six months for stock purchase rights. The options typically vest over five years with a one-year cliff and monthly vesting thereafter.

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

The following table summarizes the Company’s stock option activities:

(In thousands, except per share data)	Shares	Weighted-Average Exercise Price Per Share
Outstanding as of December 31, 2005	6,572	$3.41
Granted	17	38.40
Exercised	(183)	2.22
Forfeited	(73)	3.04

Outstanding as of March 31, 2006	6,333	3.54

Exercisable as of March 31, 2006	2,074	2.45

The weighted-average grant-date fair value was $30.47 per share for options granted during the three months ended March 31, 2006, and $0.95 for options granted during the three months ended March 31, 2005. The total intrinsic value of options exercised was $6.9 million for the three months ended March 31, 2006, and $0.1 million for options exercised during the three months ended March 31, 2005. Total fair value of options vested was $1.1 million and $0.9 million for the three months ended March 31, 2006 and 2005, respectively.

Changes in the Company’s non-vested stock options and stock are summarized as follows:

	Stock Options		Restricted Stock
(In thousands, except per share data)	Shares	Weighted- Average Exercise Price Per Share	Shares	Weighted- Average Grant Date Fair Value Per Share
Non-vested as of December 31, 2005	4,789	$3.82	15	$30.04
Granted	17	38.40	11	39.75
Vested	(474)	2.90	—	—
Forfeited	(73)	3.04	—	—

Non-vested as of March 31, 2006..	4,259	4.07	26	$34.09

Information regarding stock options outstanding as of March 31, 2006 was as follows (aggregate intrinsic value and shares in thousands):

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value	Shares	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value
$ 0.30 — 0.66	1,187	6.91	$0.51	$44,662	666	6.69	$0.53	$25,074
2.00 — 3.30	4,414	8.61	3.28	153,938	1,395	8.57	3.28	48,648
4.30 — 9.50	537	9.30	6.97	16,748	8	9.45	8.92	223
10.80 — 17.00	130	9.61	11.71	3,442	5	9.62	17.00	106
29.02 — 38.40	65	9.73	31.50	438	—	—	—	—

	6,333		3.54	$219,228	2,074		2.45	$74,051

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $38.16 at March 31, 2006, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable was 2.1 million as of March 31, 2006.

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006, stock options vested and expected to vest totaled approximately 6.1 million shares, with weighted-average remaining contractual life of 8.38 years and weighted-average exercise price of $3.52 per share. The aggregate intrinsic value was approximately $210.9 million.

Stock Unit Plan:

In September 2005, the Company adopted the 2005 Stock Unit Plan in which all of the Company’s employees except its executive officers and directors are eligible to participate, although the Company currently intends to limit participation to its non-U.S. employees who are not senior managers. Under the 2005 Stock Unit Plan, the Company’s board of directors awards participants the right to receive cash payments from the Company in an amount equal to the appreciation in the Company’s common stock between the award date and the date the employee redeems the award. The right to redeem the award typically vests in the same manner as options vest under the 2005 Plan. A maximum of 100,000 stock units may be subject to stock unit awards granted under the 2005 Stock Unit Plan. As of March 31, 2006, the Company has granted approximately 60,000 units to 600 employees in the Philippines at an average unit price of $13.80. During the three months ended March 31, 2006, the Company recognized $215,000 of compensation expense associated with the 2005 Stock Unit Plan.

Note 9. Income Taxes

The Company has a valuation allowance for its net deferred tax asset associated with its U.S. operations. Until such time as the Company utilizes its U.S. net operating loss carryforwards and unused tax credits, a provision for taxes on the Company’s U.S. operations is expected to be substantially offset by a reduction in the valuation allowance. The provision for income taxes for the three months ended March 31, 2006 relates to taxes on the Company’s non-U.S. operations.

Note 10. Segment and Geographical Information

The Company operates in one industry segment comprising the design, manufacture and sale of solar electric power products, or solar power products, imaging and infrared detectors based on its proprietary processes and technologies. The following tables present revenue and long-lived asset information based on geographic region. Revenue is based on the destination of the shipments. Long-lived assets, which consist of net property and equipment, are based on the physical location of the assets:

	Three Months Ended March 31,
	2006	2005
Revenue by geography
United States	34%	25%
Europe	57%	70%
Asia	6%	2%
Others	3%	3%

	100%	100%

Revenue by product
Solar power products	93%	74%
Imaging and infrared detectors and other	7%	26%

	100%	100%

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

	Three Months Ended March 31,
	2006	2005
Significant customers
A	28%	29%
B	22%	41%
C	*	15%

*	denotes less than 10% during the period

(In thousands)	March 31, 2006	December 31, 2005
Long-lived assets by geography
United States	$5,914	$5,632
Philippines	121,209	104,627
China	363	300

	$127,486	$110,559

Note 11. Commitments and Contingencies

Product Warranties

The Company warrants or guarantees the performance of its solar panels at certain levels of conversion efficiency for extended periods, often as long as 25 years. It also warrants or guarantees the functionality of solar cells and imaging detectors for at least one year. Therefore, the Company maintains warranty reserves to cover potential liability that could result from these guarantees. The Company’s potential liability is generally in the form of product replacement. Warranty reserves are based on the Company’s best estimate of such liabilities and are recognized as a cost of revenue. The Company continuously monitors product returns for warranty failures and maintains a reserve for the related warranty expenses based on historical experience of similar products as well as various other assumptions that are considered reasonable under the circumstances. The warranty reserve includes specific accruals for known product issues and an accrual for an estimate of incurred but not reported product issues.

The following summarized activity within accrued warranty (in thousands):

	Three Months Ended March 31,
	2006	2005
Balance at beginning of the period	$574	$—
Accruals for warranties issued during the period	231	225
Release of previously accrued warranties	(163)	—

Balance at the end of the period	$642	$225

Indemnifications

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in connection with contracts and license agreements or the sale of assets, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of warranties, representations and covenants related to such matters as title to assets sold, negligent acts, damage to property, validity of certain intellectual property rights, non- infringement of third-party rights, and certain tax related matters. In each of these circumstances, payment by the

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

Company is typically subject to the other party making a claim to and cooperating with the Company pursuant to the procedures specified in the particular contract. This usually allows the Company to challenge the other party’s claims or, in case of breach of intellectual property representations or covenants, to control the defense or settlement of any third-party claims brought against the other party. Further, the Company’s obligations under these agreements may be limited in terms of activity (typically to replace or correct the products or terminate the agreement with a refund to the other party), duration and/or amounts. In some instances, the Company may have recourse against third parties and/or insurance covering certain payments made by the Company.

Purchase Commitments

In March 2006, the Company entered into a five-year supply agreement with a supplier of polysilicon. This agreement requires the vendor to supply the Company with fixed annual quantities of polysilicon ingots at fixed prices. The aggregate purchase price of the polysilicon ingots to be provided under this agreement is $55.0 million through December 29, 2010. In addition, the Company enters into agreements to purchase raw materials and equipment. At March 31, 2006, the Company had entered into non-cancelable purchase orders totaling approximately $25.6 million.

We have agreements with several suppliers of polysilicon, ingots and wafers. These agreements specify future quantities and pricing of products to be supplied by the vendors for periods up to 12 years and there are certain consequences, such as forfeiture of advanced deposits and penalty payments relating to previous purchases, in the event that we terminate the arrangements.

Note 12. Line of Credit

In December 2005 we entered into a $25.0 million three-year revolving credit facility (the “Facility”) with affiliates of Credit Suisse Securities (USA) LLC and Lehman Brothers. The Facility is collateralized by substantially all of our assets, including the stock of our foreign subsidiaries. Borrowings under the Facility are conditioned upon customary conditions as well as (1) with respect to the first $10.0 million drawn on the facility, maintenance of cash collateral to the extent of outstanding borrowings (excluding amounts borrowed), and (2) with respect to the remaining $15.0 million of the Facility, satisfaction of a coverage test which is based on the ratio of our cash flow to capital expenditures. The Facility contains customary covenants and defaults including limitations on dividends, incurrence of indebtedness and liens, and mergers and acquisitions. The Facility bears interest at a rate of the greater of the prime rate or federal funds rate for U.S. dollar draws, or the LIBOR plus 1% for Euro dollar draws on the first $10.0 million of borrowings and the greater of the prime rate plus 2% or federal funds rate plus 2% for U.S. dollar draws, or LIBOR plus 3% for Euro dollar draws on any borrowings over $10.0 million. The interest rate for Euro dollar borrowings would have been 3.8% on the first $10.0 million of borrowings and 5.8% on any borrowings over $10.0 million at March 31, 2006. The interest rate U.S. dollar borrowings would have been 7.8% on the first $10.0 million of borrowings and 9.8% on any borrowings over $10.0 million at March 31, 2006. To date there have been no borrowings under the Facility.

Note 13. Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections,” which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes,” and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. It establishes retrospective application, or the earliest practicable date, as the required method for reporting a change in accounting principle

SunPower Corporation

Notes to Condensed Consolidated Financial Statements—(Continued)

and restatement with respect to the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 was adopted by the Company in the first quarter of 2006 and did not have any impact on our results of operations or financial condition as we made no such changes.

In December 2004, the FASB issued SFAS No. 123(R), which replaces SFAS No. 123 and supersedes APB No. 25. Under SFAS No. 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. In March 2005, the Securities and Exchange Commission issued SAB No. 107, which provides additional guidance on the implementation of SFAS No. 123(R). The Company adopted SFAS No. 123(R) in the first quarter of fiscal 2006. The adoption of SFAS No. 123(R) had a material impact on the Company’s consolidated results of operations, financial condition and cash flows. For more information on the Company’s implementation of SFAS No. 123(R) and the stock-based compensation costs recorded in the condensed consolidated financial statements during the three months ended March 31, 2006, refer to “Note 8. Stock-Based Compensation.”

Note 14. Subsequent Event

On May 15, 2006, the Company entered into a lease of its 43,732 square foot headquarters, which is located in a building owned by Cypress in San Jose, California. Aggregate future minimum payments to Cypress total $5.1 million over the five-year term of the lease. In the event Cypress decides to sell the building, the Company has the right of first refusal to purchase the building at a fair market price which will be based on comparable sales in the area.

On April 25, 2006, the Company entered into a silicon supply agreement with M.Setek Co., Ltd. (“M.Setek”). The agreement provides the general terms and conditions relating to our agreement to purchase from M.Setek monocrystalline silicon ingots and/or wafers through the year 2010.

Report of Independent Registered Public Accounting Firm on Successor Company

To the Board of Directors and Stockholders of

SunPower Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity (deficit), of comprehensive loss and of cash flows present fairly, in all material respects, the financial position of SunPower Corporation and its subsidiaries (Successor Company) at December 31, 2004 and 2005 and the results of their operations and their cash flows for the fiscal year ended December 31, 2005 and the period from November 9, 2004 to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

San Jose, California

March 17, 2006

Report of Independent Registered Public Accounting Firm on Predecessor Company

To the Board of Directors and Stockholders of

SunPower Corporation

In our opinion, the accompanying consolidated statements of operations, of stockholders’ deficit, of comprehensive loss and of cash flows present fairly, in all material respects, the results of operations and cash flows of SunPower Corporation and its subsidiaries (Predecessor Company) for the fiscal year ended December 31, 2003 and for the period from January 1, 2004 to November 8, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

San Jose, California

August 25, 2005

SunPower Corporation

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2004	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$3,776	$143,592
Accounts receivable, net	4,558	25,498
Inventories	4,416	13,147
Prepaid expenses and other current assets	3,021	3,236

Total current assets	15,771	185,473
Property and equipment, net	47,549	110,559
Goodwill	2,883	2,883
Intangible assets, net	23,443	18,739

Total assets	$89,646	$317,654

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$11,580	$14,194
Accounts payable to Cypress	11,109	2,533
Advance from Cypress	9,000	—
Accrued liabilities	7,372	4,541
Current portion of customer advances	—	8,962
Current portion of notes payable to Cypress	31,024	—

Total current liabilities	70,085	30,230
Deferred tax liability	—	336
Notes payable to Cypress, net of current portion	21,673	—
Customer advance, net of current portion	—	28,438

Total liabilities	91,758	59,004

Commitments and Contingencies (Note 6)
Redeemable convertible preferred stock, no par value;
Authorized shares—66,000,000, and none at December 31, 2004 and 2005, respectively
Issued and outstanding—12,915,060 and none at December 31, 2004 and 2005, respectively
Liquidation preference of $8,865 at December 31, 2004, and $0 at December 31, 2005	8,552	—

Stockholders’ Equity (Deficit):
Preferred stock, $0.001 par value per share
Authorized shares—none and 10,042,490 shares at December 31, 2004 and 2005, respectively; none issued and outstanding	—	—
Common stock: $0.001 par value;
Authorized shares—74,500,000, and 375,000,000 at December 31, 2004 and 2005, respectively
Issued and outstanding—1,901 and 61,092,484 at December 31, 2004 and 2005, respectively	—	61
Additional paid-in capital	34,367	316,617
Accumulated other comprehensive income (loss)	(2,341)	505
Accumulated deficit	(42,690)	(58,533)

Total stockholders’ equity (deficit)	(10,664)	258,650

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$89,646	$317,654

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Consolidated Statements of Operations

(in thousands, except per share data)

	Predecessor Company		Successor Company
	Year Ended December 31, 2003	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Year Ended December 31, 2005
Revenue:
Product revenue	$4,245	$6,708	$3,881	$78,583
Other	760	122	174	153

Total revenue	5,005	6,830	4,055	78,736

Costs and expenses:
Cost of revenue	4,987	9,498	6,079	74,353
Research and development	9,816	12,118	1,417	6,488
Sales, general and administrative	3,238	4,713	1,111	10,880

Total costs and expenses	18,041	26,329	8,607	91,721

Operating loss	(13,036)	(19,499)	(4,552)	(12,985)
Interest expense	(1,509)	(3,759)	(1,072)	(3,185)
Other income (expense), net	—	(44)	15	377

Loss before income tax provision	(14,545)	(23,302)	(5,609)	(15,793)
Income tax provision	—	—	—	50

Net loss	$(14,545)	$(23,302)	$(5,609)	$(15,843)

Net loss per share:
Basic and diluted	$(3.50)	$(5.51)	$(2,804.50)	$(0.68)

Weighted-average shares:
Basic and diluted	4,156	4,230	2	23,306

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Consolidated Statements of Stockholders’ Equity (Deficit)

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Value	Shares	Value
Balances at December 31, 2002 (Predecessor Company)	14,308	$9,366	4,153	$4	$8,802	$—	$(14,828)	$(6,022)
Warrants issued in connection with promissory note	—	—	—	—	80	—	—	80
Issuance of common stock upon exercise of options	—	—	20	—	8	—	—	8
Net loss	—	—	—	—	—	—	(14,545)	(14,545)

Balances at December 31, 2003 (Predecessor Company)	14,308	9,366	4,173	4	8,890	—	(29,373)	(20,479)

Issuance of common stock upon exercise of options	—	—	278	—	149	—	—	149
Warrants issued to Cypress in connection with promissory note	—	—	—	—	11,023	—	—	11,023
Issuance of common stock upon exercise of warrants	—	—	632	—	75	—	—	75
Issuance of common stock upon conversion of convertible notes payable and related interest	—	—	1,671	2	1,948	—	—	1,950
Issuance of common stock upon conversion of redeemable convertible preferred stock	(1,393)	(814)	696	1	813	—	—	814
Merger with Cypress	—	—	(7,450)	(7)	7	—	—	—
Compensation related to the issuance of stock options to non-employees	—	—	—	—	131	—	—	131
Net loss	—	—	—	—	—	—	(23,302)	(23,302)

Balances at November 8, 2004 (Predecessor Company)	12,915	8,552	—	—	23,036	—	(52,675)	(29,639)

Push down effect of merger with Cypress (see Note 2)	—	—	—	—	11,305	—	15,594	26,899

Balance at November 9, 2004 (Successor Company)	12,915	8,552	—	—	34,341	—	(37,081)	(2,740)

Issuance of common stock upon exercise of options	—	—	2	—	1	—	—	1
Compensation related to the issuance of stock options to non-employees	—	—	—	—	25	—	—	25
Net unrealized loss on derivatives, net of tax	—	—	—	—	—	(2,341)	—	(2,341)
Net loss	—	—	—	—	—	—	(5,609)	(5,609)

Balances at December 31, 2004 (Successor Company)	12,915	8,552	2	—	34,367	(2,341)	(42,690)	(10,664)

Issuance of common stock upon exercise of options	—	—	217	—	177	—	—	177
Issuance of common stock to Cypress upon conversion of debt	—	—	20,169	20	68,310	—	—	68,330
Issuance of common stock to Cypress upon conversion of accounts payable	—	—	3,060	3	14,712	—	—	14,715
Issuance of common stock to Cypress	—	—	6,346	6	27,366	—	—	27,372
Issuance of series two preferred stock to Cypress	14,000	7,000	—	—	—	—	—	—
Issuance of series two preferred stock to Cypress upon conversion of debt	18,000	9,000	—	—	—	—	—	—
Issuance of common stock to Cypress upon conversion redeemable convertible preferred stock	(44,915)	(24,552)	22,458	23	24,529	—	—	24,552
Issuance of restricted stock to employees	—	—	15	—	—	—	—	—
Compensation on stock options issued to non-employees	—	—	—	—	1,556	—	—	1,556
Proceeds from initial public offering, net of costs	—	—	8,825	9	145,600	—	—	145,609
Net unrealized gain on derivatives, net of tax	—	—	—	—	—	2,846	—	2,846
Net loss	—	—	—	—	—	—	(15,843)	(15,843)

Balances at December 31, 2005 (Successor Company)	—	$—	61,092	$61	$316,617	$505	$(58,533)	$258,650

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Consolidated Statements of Comprehensive Loss

(in thousands)

	Predecessor Company		Successor Company
	Year Ended December 31, 2003	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Year Ended December 31, 2005
Net loss	$(14,545)	$(23,302)	$(5,609)	$(15,843)
Other comprehensive income (loss):
Unrealized gain (loss) on derivatives, net of tax	—	—	(2,341)	2,846

Total comprehensive loss	$(14,545)	$(23,302)	$(7,950)	$(12,997)

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Consolidated Statements of Cash Flows

(in thousands)

	Predecessor Company		Successor Company
	Year Ended December 31, 2003	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Year Ended December 31, 2005
Cash flows from operating activities
Net loss	$(14,545)	$(23,302)	$(5,609)	$(15,843)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Interest expense related to warrants granted and accrued interest on notes payable	1,360	3,759	1,072	3,381
Depreciation and amortization	1,319	1,590	1,129	11,851
Changes in foreign currency derivatives	—	—	(2,341)	2,846
Impairment charge related to equipment	—	—	—	461
Stock-based compensation	—	131	650	1,556
Loss on sale of fixed assets	—	—	—	82
Changes in operating assets and liabilities:
Accounts receivable	(669)	(1,080)	(2,528)	(20,940)
Inventories	(29)	(1,823)	(1,325)	(8,731)
Prepaid expenses and other current assets	427	(375)	(2,334)	(215)
Accounts payable	(1,424)	3,300	5,091	2,614
Accounts payable to Cypress	4,692	4,277	1,222	6,139
Accrued liabilities and deferred tax liabilities	74	(498)	5,373	(2,830)
Advances from customers	—	—	—	37,400

Net cash provided by (used in) operating activities	(8,795)	(14,021)	400	17,771

Cash flows from investing activities
Purchase of property and equipment	(14,790)	(17,231)	(9,691)	(71,616)
Proceeds from sale of fixed assets	—	—	—	1,251
Payment of deposit	(12)	—	—	—

Net cash used in investing activities	(14,802)	(17,231)	(9,691)	(70,365)

Cash flows from financing activities
Proceeds from debt obligations to Cypress	29,191	30,100	9,000	12,500
Proceeds from issuance of preferred stock to Cypress	—	—	—	7,000
Proceeds from issuance of common stock to Cypress	—	—	—	27,372
Proceeds from public issuance of common stock, net of offering expenses	—	—	—	145,609
Principal payments of notes payable to Cypress	(359)	(495)	(99)	(248)
Proceeds from exercise of stock options	8	224	1	177

Net cash provided by financing activities	28,840	29,829	8,902	192,410

Net increase (decrease) in cash and cash equivalents	5,243	(1,423)	(389)	139,816
Cash and cash equivalents at beginning of period	345	5,588	4,165	3,776

Cash and cash equivalents at end of period	$5,588	$4,165	$3,776	$143,592

Non-cash transactions
Relative fair value of warrants issued (reduction related to debt conversion)	$80	$11,023	$—	$(7,706)
Conversion of notes payable to preferred stock	—	—	—	9,000
Conversion of notes payable to common stock	—	1,950	—	76,036
Conversion of accounts payable to common stock	—	—	—	14,715
Conversion of preferred stock to common stock	—	814	—	24,552
Cancellation of common stock	—	(10,449)	—	—
Supplemental cash flow information
Cash paid for interest	149	—	—	—
Cash paid for income taxes	—	—	—	—

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

The Company and Basis of Presentation

SunPower Corporation (the “Company” or “SunPower”), a majority owned subsidiary of Cypress Semiconductor Corporation (“Cypress”), was originally incorporated in the State of California on April 24, 1985. The Company was basically dormant until October 1988, when it was organized as a business venture to commercialize high-efficiency photovoltaic, or solar, cell technology. The Company designs, manufactures and sells solar electric power products based on its proprietary processes and technologies. In addition, the Company offers imaging detectors and infrared detectors based on its solar power technology.

On November 10, 2005, the Company reincorporated in Delaware and filed an amendment to its certificate of incorporation to effect a 2-for-1 reverse stock split of the Company’s outstanding and authorized shares of common stock. All share and per share figures presented herein have been adjusted to reflect the reverse stock split.

Through funding provided by Cypress (see Note 2 and 9), the Company completed the construction of its wafer fabrication facility in the Philippines in late 2004, at which point it began volume commercial production. As of December 31, 2005, the Company operated two 25 megawatt capacity per year solar cell production lines and a third 25 megawatt capacity per year production line commenced operation in February 2006.

In May 2002, Cypress acquired a 57% equity interest in the Company and entered into several equity and debt financing transactions with the Company. On November 9, 2004, the Company became a wholly-owned subsidiary of Cypress as a result of a merger transaction, whereby all of the minority shareholders exchanged their shares of SunPower common stock for Cypress common stock (see Note 2). Outstanding options to purchase SunPower common stock held by the Company’s officers, employees and other service providers and warrants held by Cypress to purchase SunPower common stock remained outstanding as of the closing of the merger. This transaction resulted in the “push down” of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting. As a result, the balance sheet, statements of operations, cash flows and stockholders’ deficit for the periods up to November 8, 2004 are presented as the “Predecessor Company,” and all subsequent financial statements are presented as the “Successor Company.”

The consolidated financial statements of the Company reflect the historical results of operations, cash flows, assets and liabilities of the Company and all of its subsidiaries, including the goodwill, intangible assets and related deferred tax effect arising from the November 9, 2004 merger with Cypress.

The financial statements include allocations of certain Cypress expenses, including centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. The expense allocations have been determined based on a method that Cypress and the Company considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company in the future, or what they would have been had the Company been a separate stand-alone entity during the periods presented. See Note 3 for additional information on the transactions with Cypress.

As of December 31, 2005, the Company has an accumulated deficit of $58.5 million and has a history of operating losses. The Company is subject to a number of business risks, including, but not limited to, an industry-wide shortage of polysilicon, an essential raw material in the production of solar cells; limited suppliers for capital equipment; concentration of revenue among few customers; competition from other companies with a longer operating history and significantly greater financial resources; the dependency on a third-party subcontractor; the ability to obtain adequate financing to fund operating activities; dependence on key employees; and the ability to attract and retain additional qualified personnel.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Principles of Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and all of its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

In fiscal 2003, the Company began to report results of operations on the basis of 52 or 53-week periods, ending on the Sunday closest to December 31. Fiscal 2003 ended on December 28, 2003 and consisted of 52 weeks. Combined periods of fiscal 2004 ended on January 2, 2005 and consisted of 53 weeks and fiscal 2005 ended on January 1, 2006 and consisted of 52 weeks. The Company’s fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year, in which case the additional week falls into the fourth quarter of that fiscal year. For presentation purposes only, the consolidated financial statements and notes refer to the calendar year end and month end of each respective period.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates in these financial statements include allowances for doubtful accounts receivable, inventory write-downs, estimates for future cash flows and economic useful lives of property and equipment, asset impairments, certain accrued liabilities and income taxes and tax valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to their short maturities.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity during a period from non-owner sources. The Company’s comprehensive loss for each period presented is comprised of the Company’s net loss and the changes in unrealized gains or losses, net of tax, for derivatives designated as cash flow hedges (see Note 7). Comprehensive income (loss) is presented in the Consolidated Statements of Comprehensive Loss.

Cash and Cash Equivalents

Highly liquid investments with original or remaining maturities of ninety days or less at the date of purchase are considered cash equivalents.

Inventories

Inventories are stated at the lower of standard cost or net realizable value. Standard cost approximates actual cost on a first-in, first-out basis. The Company routinely evaluates quantities and values of inventory in light of current market conditions and market trends, and records reserves for quantities in excess of demand and product obsolescence. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

subject to change and actual consumption of inventory could differ from forecasted demand. The Company’s products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. The Company also regularly reviews the cost of inventory against their estimated market value and records a lower of cost or market reserve for inventories that have a cost in excess of estimated market value. Inventory reserves, once recorded, are not reversed until the inventories have been subsequently disposed of.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets as presented below. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Repairs and maintenance costs are expensed as incurred.

Useful Lives in Years
Manufacturing Equipment	2 to 7
Computer Equipment	2 to 7
Furniture and fixtures	3 to 5
Leasehold improvements	5 to 15

Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses.

Goodwill and Intangibles Arising from Cypress’ Acquisition of the Company

The Company accounts for goodwill and other intangibles in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill and intangibles with indefinite lives are not amortized but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Intangible assets with finite useful lives are amortized using the straight-line method over their useful lives ranging primarily from 2 to 6 years and are reviewed for impairment in accordance with SFAS No. 144.

Product Warranties

The Company warrants or guarantees the performance of its solar panels at certain levels of conversion efficiency for extended periods, often as long as 25 years. It also warrants or guarantees the functionality of solar cells and imaging detectors for at least one year. Therefore, the Company maintains warranty reserves to cover potential liability that could result from these guarantees. The Company’s potential liability is generally in the form of product replacement. Warranty reserves are based on the Company’s best estimate of such liabilities and are recognized as a cost of revenue. The Company continuously monitors product returns for warranty failures and maintains a reserve for the related warranty expenses based on historical experience of similar products as well as various other assumptions that are considered reasonable under the circumstances. The warranty reserve

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

includes specific accruals for known product issues and an accrual for an estimate of incurred but not reported product issues.

Revenue Recognition

The Company sells its products directly to system integrators and OEMs and recognizes revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed and determinable, collectibility of the resulting receivable is reasonably assured and the rights and risks of ownership have passed to the customer. There are no rights of return and there are no significant post-shipment obligations, including installation, training or customer acceptance clauses with any of its customers that could have an impact on revenue recognition. As such, the Company records a trade receivable for the selling price when the above conditions are met, and reduces inventory for the carrying value of goods shipped. The Company’s revenue recognition policy is consistent across its product lines and sales practices are consistent across all geographic areas. In addition, the Company records a charge to selling expense and a credit to accounts receivable for doubtful accounts when customer accounts receivable are deemed uncollectible.

The Company also enters into development agreements with some of its customers. Development revenue is recognized under the proportionate performance method, with the associated costs included in research and development expense. The Company estimates the proportionate performance of its development contracts based on an analysis of progress toward completion.

Translation of Foreign Currencies

The Company uses the U.S. dollar as its functional currency for all foreign subsidiaries. Accordingly, assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, except for non-monetary assets, such as property, plant and equipment, which are translated using historical exchange rates. Revenues and costs are translated using average exchange rates for the period, except for income items related to non-monetary assets and liabilities, such as depreciation, that are translated using historical exchange rates. As of December 31, 2004 and December 31, 2005, the Company had Euro-denominated accounts receivable of 1.9 million (approximately $2.6 million) and 14.7 million (approximately $17.4 million), respectively. In addition, as of December 31, 2005, the Company had a Euro-denominated customer advance (see Note 8) of 30.0 million (approximately $35.5 million). The resulting translation gains and losses are included in other income (expense), net, with the other hedging activities described in Note 7 and were not significant to the consolidated statements of operations for the periods presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents and trade accounts receivable. The Company’s investment policy requires cash and cash equivalents to be placed with high-credit quality institutions and to limit the amount of credit risk from any one issuer. The Company performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends. The allowance for doubtful accounts was $59,000 and $317,000 as of December 31, 2004 and 2005, respectively. For the fiscal year ended December 31, 2005, the Company provided $258,000 for allowance for doubtful accounts. The provision for all other periods was not material. Three customers accounted for 45%, 12% and 11% of accounts receivable as of December 31, 2004, respectively. Two customers accounted for 52% and 13% of accounts receivable as of December 31, 2005.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Accounting for Stock-Based Compensation

The Company accounts for its stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related Interpretations and complies with disclosure provisions of SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS 123.” In certain instances, the Company reflects stock-based employee compensation cost in net income (loss). If there is any compensation measured under APB No. 25, the expense is amortized using an accelerated method prescribed under the rules of the Financial Accounting Standards Board (“FASB”) Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”). The following table illustrates the effect on net loss and related per share amounts if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to all stock based employee awards (in thousands, except per share data).

	Predecessor Company		Successor Company
	Year Ended December 31, 2003	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Year Ended December 31, 2005
Net loss, as reported	$(14,545)	$(23,302)	$(5,609)	$(15,843)
Add: Total stock-based employee compensation expense reported in net loss, net of related tax effects	—	—	625	—
Deduct: Total employee stock-based compensation expense determined under SFAS No. 123 for all awards, net of related tax effects	(55)	(1,187)	(370)	(4,704)

Pro forma net loss	$(14,600)	$(24,489)	$(5,354)	$(20,547)

Net loss per share:
Basic and diluted—as reported	$(3.50)	$(5.51)	$(2,804.50)	$(0.68)

Basic and diluted—pro forma	$(3.51)	$(5.79)	$(2,677.00)	$(0.88)

The fair value of each stock option is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

	Predecessor Company		Successor Company
	Year Ended December 31, 2003	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Year Ended December 31, 2005
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	2.13% – 3.20%	3.08% – 3.58%	3.08% – 3.58%	3.63% – 4.36%
Expected life	5 years	4 years	4 years	4 years
Volatility	78%	81%	81%	92%

No options were granted to employees where the exercise price was less than the deemed fair value of common stock on the date of grant for any of the periods presented in the table above.

Earnings per Share

Basic net income (loss) per share is computed using the weighted-average common shares outstanding. Diluted net income per share is computed using the weighted-average common shares outstanding plus any

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

potentially dilutive securities outstanding during the period using the treasury stock method, except when their effect is anti-dilutive. In computing dilutive net income per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Dilutive securities include stock options, warrants and convertible preferred stock.

For the fiscal years ended December 31, 2003 and 2005; the period from January 1, 2004 to November 8, 2004; the period from November 9, 2004 to December 31, 2004, outstanding convertible preferred stock, stock options to purchase common stock and warrants to purchase preferred and common stock, were excluded from the calculation of diluted net loss per share as the Company was in a net loss position and their inclusion would have been anti-dilutive. The following is a summary of all outstanding anti-dilutive potential common shares (in thousands):

	Predecessor Company		Successor Company
	Year Ended December 31, 2003	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Year Ended December 31, 2005
Convertible preferred stock	14,308	12,915	12,915	—
Stock options	1,745	3,644	4,285	6,572
Preferred stock warrants	16,000	—	—	—
Common stock warrants	822	3,821	3,821	—

Shipping and Handling Costs

The Company records costs related to shipping and handling in cost of revenue.

Advertising Expenses

Advertising expenses to date have not been significant.

Research and Development Costs

Research and development costs consist primarily of compensation and related costs for personnel, materials, supplies and equipment depreciation. Pre-production costs, incurred in connection with developing production capabilities at the Company’s Philippine solar cell manufacturing facility are included in research and development. All research and development costs are expensed as incurred. In March 2005, the Company entered into a three-year cost-sharing research and development project with a government agency to fund up to $3.0 million, representing half of the project costs, to design the Company’s next generation solar panels. Amounts invoiced under this arrangement, which cannot exceed $1 million per year and are based on agreed milestones, are offset to research and development expense upon acceptance from the government agency. For the year ended December 31, 2005, the Company invoiced $0.5 million for work performed, which was recorded as an offset to research and development expense.

Income Taxes

For financial reporting purposes, income tax expense and deferred income tax balances were calculated as if the Company were a separate entity and had prepared its own separate tax return. Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company filed separate U.S. federal tax returns up to November 8, 2004. Subsequent to November 8, 2004 the Company has filed U.S. federal consolidated tax returns with Cypress. Subsequent to December 31,

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

2002, the Company has filed combined California returns with Cypress as a member of Cypress’ entity group. The computation of any income taxes has been done on a separate return basis for financial reporting purposes. Cypress and the Company have entered into a tax sharing agreement providing for each company’s obligations concerning various tax liabilities (see Notes 3 and 5).

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statement.” It requires retrospective application to prior period’s financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, under SFAS No. 154, if an entity changes its method of depreciation, amortization, or depletion for long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 applies to accounting changes and error corrections made in fiscal years beginning after December 15, 2005 on a prospective basis. Adoption in the first quarter of fiscal 2006 is not expected to have a material impact on its consolidated results of operations and financial condition.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides guidance on the implementation of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”) (see discussion below). In particular, SAB No. 107 provides key guidance related to valuation methods (including assumptions such as expected volatility and expected term), the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to the adoption of SFAS No. 123(R), the classification of compensation expense, capitalization of compensation cost related to share-based payment arrangements, first-time adoption of SFAS No. 123(R) in an interim period, and disclosures in Management’s Discussion and Analysis subsequent to the adoption of SFAS No. 123(R). SAB No. 107 became effective on March 29, 2005. The Company will apply the principles of SAB No. 107 in conjunction with the adoption of SFAS No. 123(R).

In December 2004, the FASB issued SFAS No. 123(R), which replaces SFAS No. 123 and supersedes APB No. 25. Under SFAS No. 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. In April 2005, the SEC postponed the implementation date to the fiscal year beginning after June 15, 2005. The Company is in process of adopting SFAS No. 123(R) for the three-month period ending March 31, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods. The Company is currently evaluating which method to adopt. The adoption of SFAS No. 123(R) will have a significant adverse impact on the Company’s results of operations, although it will have no impact on its overall financial position. The precise impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) using the modified retrospective application for all prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described under the “Accounting for Stock-Based Compensation” section in Note 1. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized for such excess tax deductions were zero dollars fiscal 2003 and fiscal 2005,

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

the period from January 1, 2004 to November 8, 2004 and the period from November 9, 2004 to December 31, 2004.

Note 2. Cypress Step Acquisition of SunPower

Effective November 9, 2004, SunPower became a wholly owned subsidiary of Cypress when Cypress exchanged Cypress common stock for all outstanding shares of SunPower common stock. Outstanding options to purchase SunPower common stock held by the Company’s officers, employees and other service providers and warrants held by Cypress to purchase SunPower common stock remained outstanding as of the closing of the merger. This was accomplished through two equity investments made by Cypress.

•	On May 30, 2002, the Company (a) issued 12.1 million shares of series one convertible preferred stock to Cypress in exchange for $8.3 million in cash, and (b) converted approximately $0.5 million of promissory notes and accrued interest due to Cypress in exchange for 0.8 million shares of series one convertible preferred stock. In addition, the Company issued to Cypress a warrant to purchase 16 million shares of series two preferred stock at $1.00 per share, which warrant expired in January 2004, prior to being exercised by Cypress (see Note 9 and 10). As a result of this transaction, Cypress acquired an approximate 57% ownership of the Company’s outstanding voting stock. Although Cypress owned a majority of the outstanding voting stock of the Company, the non-Cypress shareholders had 50% of the board seats, which provided such minority shareholders with effective veto (and substantive participatory) rights.

•	On November 8, 2004, all of the then outstanding shares of capital stock other than those shares owned by Cypress were valued at $3.30 per share, on a post-split basis, or $1.65 per share, on a pre-split basis, and were retired in exchange for the issuance of an equivalent number of Cypress common stock to the former holders of those retired shares in connection with a reverse triangular merger in which a wholly owned subsidiary of Cypress was merged into the Company after which SunPower remained as the surviving corporation and a wholly owned subsidiary of Cypress, with outstanding options to purchase SunPower common stock held by the officers, employees and other service providers and warrants held by Cypress to purchase SunPower common stock remaining outstanding after the closing of the merger. In this merger, 7.4 million shares of common stock of the Company held by the minority shareholders were retired in exchange for the fair value of approximately 2.5 million shares of Cypress common stock, including 235,000 shares of Cypress common stock issued to the CEO of Cypress and Chairman of the Board of SunPower. Cypress considered the acquisition of the minority interest in SunPower as the completion of the acquisition of SunPower’s voting securities. This transaction resulted in the “push down” of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting.

Push down accounting requires an entity to establish a new cost basis of accounting for assets and liabilities based on the amount paid for the stock of SunPower. Cypress’ basis in SunPower is reflected in the consolidated financial statements of the Company effective November 9, 2004. This includes (a) Cypress’ investment on May 30, 2002 of $8.8 million; (b) the losses of SunPower recorded by Cypress from May 30, 2002 to November 8, 2004 of $37.1 million, as Cypress funded the losses of SunPower beginning May 2002; and (c) Cypress’ investment on November 8, 2004 of $23.2 million to acquire the minority interest of SunPower.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

The determination of the fair value of SunPower’s net assets as of May 30, 2002 and November 8, 2004 resulted in valuation adjustments (intangible assets and related deferred income taxes) aggregating $3.7 million and $23.2 million, respectively, which were previously reported in the accounts of Cypress as of November 8, 2004. The amounts pushed down to SunPower financial statements at November 9, 2004, derived from the net carrying balance previously reported by Cypress on November 9, 2004 consisted of the following (in thousands):

Purchased Technology	$18,139
Patents	3,811
Trademarks and other	2,066

24,016
Goodwill	2,883

$26,899

Cypress accounted for its acquisition of SunPower in accordance with SFAS No. 141 “Business Combinations.” Accordingly, the purchase price at each investment date (May 30, 2002 and November 8, 2004) was allocated to the assets acquired and liabilities assumed based on their estimated fair values on each date of investment, based on estimates made by the management of Cypress which considered a number of factors, including valuations performed by outsiders. On each investment date, the historical carrying value of the tangible assets and liabilities approximated the fair value. Management based their decision to capitalize the purchased technology on SFAS 141’s criteria that an intangible asset that arises from contractual or other legal rights shall be recognized apart from goodwill only if it is separable. These technology-based assets relate to innovations and technological advances of the Company. Any excess of the purchase price over the amounts allocated to the assets acquired and liabilities assumed was recorded as goodwill.

Investment by Cypress in 2002:

In connection with the 2002 transaction, Cypress invested $8.8 million which was based on arms-length negotiations and paid in cash. As a result, Cypress recorded $4.8 million of net tangible assets, $1.1 million of purchased technology, $0.4 million of trademarks and other, $2.2 million of in-process research and development, $2.9 million of goodwill, $0.5 million of deferred income taxes and $2.1 million of minority interest in subsidiary. From May 30, 2002 to November 8, 2004, Cypress had recorded amortization expense associated with the intangible assets of $0.7 million, resulting in a net valuation adjustment on November 9, 2004 to be pushed down to SunPower of $3.7 million.

Purchased technology of $1.1 million was comprised of design and process technologies for the imaging detector and solar technologies. The acquired solar technology was comprised of design and process technologies that enable a crystalline silicon wafer to capture a high percentage of the sun’s energy into electricity. The acquired imaging detector technology was comprised of design and process technologies for high performance, back contact light sensor arrays and infrared detectors that convert incoming photons into electricity, and are designed for low current leakage and high sensitivity. The fair value attributed to purchased technology was determined using the income approach method, which was based on a discounted forecast of the estimated net future cash flows to be generated from the acquired imaging detector and solar technologies using a discount rate of 25%. The fair value of purchased technology is being amortized over it’s estimated useful life of 3 to 6 years on a straight-line basis.

The fair value of trademarks and other of $0.4 million was determined using the royalty savings approach method, which calculated the present value of the royalty savings related to the intangible assets using a royalty rate of 0.5% and a discount rate of 35%. The fair value of trademarks is being amortized over their estimated useful lives of 2 to 6 years on a straight-line basis.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

The amount of the purchase price allocated to in-process research and development in 2002 of $2.2 million was determined by estimating the stage of completion of one in-process research project (the A-300 solar cell project). At the date of acquisition management estimated the net present value of cash flows based on the incremental future cash flows from revenue expected to be generated by the technology in the process of being developed, taking into account the characteristics and applications of the technology, the size and growth rate of existing and future markets and an evaluation of past and anticipated technology and product life cycles. Estimated net future cash flows included allocations of operating expenses and income taxes, but excluded the expected completion costs of the in-process research project. The discount rate applied to the net cash flows was 45%, which reflected the level of risk associated with the particular technology and the current return on investment requirements of the market at the time. At the date of acquisition, technological feasibility of this in-process research project had not been reached and the technology had no alternative future uses without further development. Accordingly, Cypress expensed the portion of the purchase price allocated to in-process research and development. The stage of completion was determined by estimating the costs and time incurred to date relative to the costs and time incurred to develop the in-process technology into a commercially viable technology or product, while considering the relative difficulty of completing the various tasks and overcoming the obstacles necessary to attain technological feasibility. The stage of completion for the project was approximately 25% as of the acquisition date. Upon completion, cash flows from sales of products incorporating those technologies were estimated to commence in fiscal 2004.

Goodwill of approximately $2.9 million represented the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. SunPower’s technology added solar power and imaging detector products and process technologies to Cypress’ existing portfolio and allowed Cypress to provide more comprehensive products and pursue an expanded market opportunity. These opportunities were the significant contributing factors to the establishment of the purchase price, resulting in the recognition of goodwill. Goodwill is not amortized but is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Investment by Cypress in 2004:

In connection with the 2004 transaction, Cypress invested $23.2 million, which was on or around the time that the A-300 solar cell project had reached technological feasibility. The purchase price paid by Cypress was based on arms-length negotiations and paid in Cypress shares, which were valued based on their market price. Cypress recorded $17.3 million of purchased technology, $3.8 million of patents and $2.1 million of trademarks and other intangible assets.

Purchased technology of $17.3 million is comprised of design and process technologies for the imaging detector and solar technologies. The fair value attributed to purchased technology was determined using the income approach method, which was based on a discounted forecast of the estimated net future cash flows to be generated from the acquired imaging detector and solar technologies. A discount rate of 20% was used for the valuation of the imaging detector technology, compared to a 27% discount rate for the solar technology. The fair value of purchased technology is being amortized on a straight-line basis over 3 to 4 years for the imaging detector technology, and over 5 to 6 years for the solar technology.

The fair value of patents was determined using the royalty savings approach method, which calculated the present value of the royalty savings related to the intangible assets using a royalty rate of 4% and a discount rate of 27%. The fair value of patents are being amortized over their estimated useful life of 6 years on a straight-line basis.

The fair value of trademarks and other was determined using the royalty savings approach method, which calculated the present value of the royalty savings related to the intangible assets using a royalty rate of 0.5% and a discount rate of 27%. The fair value of trademarks is being amortized over its estimated useful life of 2 to 6 years on a straight-line basis.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

No in-process research and development projects existed as of the acquisition date in November 2004. The A-300 solar cell project was considered purchased technology because the technology had been validated, and the manufacturing process was being completed to ramp up volume production in fiscal 2005.

The following presents details of the intangible assets, reflected on the Company’s balance sheets (in thousands):

	Gross	Accumulated Amortization	Net
As of December 31, 2005
Purchased Technology	$18,139	$(3,999)	$14,140
Patents	3,811	(749)	3,062
Trademarks and other	2,066	(529)	1,537

	$24,016	$(5,277)	$18,739

	Gross	Accumulated Amortization	Net
As of December 31, 2004
Purchased Technology	$18,139	$(445)	$17,694
Patents	3,811	(75)	3,736
Trademarks and other	2,066	(53)	2,013

	$24,016	$(573)	$23,443

Amortization of all purchased intangible assets, which is included in Cost of revenue in the accompanying Consolidated Statements of Operations, was $573,000 and $4.7 million, for the period November 9, 2004 to December 31, 2004 and for the year ended December 31, 2005, respectively. Estimated future amortization of all intangible assets as of December 31, 2005 is as follows (in thousands):

2006	$4,690
2007	4,493
2008	3,873
2009	3,590
2010	2,093

$18,739

Note 3. Transactions with Cypress

Purchases of Imaging and Infrared Detector Products from Cypress

The Company purchases wafers from Cypress at intercompany prices which are consistent with Cypress’ internal transfer pricing methodology. For the fiscal year ended December 31, 2003, purchases of products from Cypress were not significant. Wafer purchases totaled $256,000, $471,000, and $5.3 million for the period from January 1, 2004 through November 8, 2004, the period from November 9, 2004 through December 31, 2004 and for the fiscal year ended December 31, 2005, respectively.

Manufacturing Services in Texas

The Company originally made its imaging and infrared detector and solar power products at its San Jose, California facility. In May 2002, the Company installed certain tenant improvements to build a pilot wafer fabrication line for a newly designed solar cell in a Cypress facility located in Texas. The Company then paid pro rata costs for materials and Cypress personnel to operate the facility which made the Company’s pre-commercial

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

production solar cells until the Philippines facility came on line in November 2004. In late 2004, the Company moved its imaging and infrared detector production lines to the Cypress Texas facility and continues to pay the costs of materials and Cypress personnel to operate the facility. The Company has paid the following amounts to Cypress for products produced and manufacturing services performed under this manufacturing service arrangement: $2.5 million, $40,000, and $129,000 for the period January 1, 2004 to November 8, 2004; for the period November 9, 2004 to December 31, 2004; and for the fiscal year ended December 31, 2005, respectively.

Administrative Services Provided by Cypress

Cypress has seconded employees and consultants to the Company for different time periods for which the Company pays their fully-burdened compensation. In addition, Cypress personnel render services to the Company to assist with administrative functions such as centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure. Cypress bills the Company for a portion of the Cypress employees’ fully-burdened compensation. In the case of the Philippines subsidiary, which entered into a services agreement for such secondments and other consulting services in January 2005, the Company pays the fully burdened compensation plus 10%. The amounts that the Company has recorded as general and administrative expenses in the accompanying statements of operations for these services was approximately $1.7 million, $1.3 million, $171,000 and $2.3 million for the fiscal year ended December 31, 2003, the period from January 1, 2004 to November 8, 2004; the period from November 9, 2004 to December 31, 2004; and for the fiscal year ended December 31, 2005, respectively.

Leased Facility in the Philippines

In 2003, the Company and Cypress reached an understanding that the Company would build out and occupy a building owned by Cypress for its wafer fabrication facility in the Philippines. As of December 31, 2005, the Company has a rental agreement with Cypress for this facility which expires in 2021 and contains an option to purchase the facility from Cypress at any time at Cypress’ original purchase price of approximately $8.0 million, plus interest computed on a variable index starting on the date of purchase by Cypress until the sale to the Company (see Note 6). Rental expense paid to Cypress for this building was $141,000, $235,000, $40,000, and $274,000 during the fiscal year ended December 31, 2003; for the period January 1, 2004 to November 8, 2004; for the period November 9, 2004 to December 31, 2004; and for the fiscal year ended December 31, 2005, respectively.

2005 Separation and Service Agreements

On October 6, 2005, SunPower entered into a series of separation and services agreements with Cypress. Among these agreements are a master separation agreement, a sublease of the land and a lease for the building in the Philippines (see above); a three-year wafer manufacturing agreement for detector products at inter-company pricing; a three-year master transition services agreement under which Cypress allows SunPower to continue to utilize services provided by Cypress such as corporate accounting, legal, tax, information technology, human resources and treasury administration at Cypress’ cost; an asset lease under which Cypress will lease certain manufacturing assets from SunPower; an employee matters agreement under which the Company’s employees are allowed to continue to participate in certain Cypress health insurance and other employee benefits plans; an indemnification and insurance matters agreement; an investor rights agreement; and a tax sharing agreement. All of these agreements, except the tax sharing agreement and the manufacturing asset lease agreement, became effective at the time of completion of the Company’s initial public offering in November 2005.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Master Separation Agreement

The Company entered into a master separation agreement containing the framework with respect to the Company’s separation from Cypress. The master separation agreement provides for the execution of various ancillary agreements that further specify the terms of the separation.

Philippine Lease Agreement

The Company has entered into an agreement with Cypress that relates to the Company’s manufacturing facility in the Philippines. The Philippine lease term runs through July 2021. Under the lease, the Company pays Cypress at a rate equal to the cost to Cypress for that facility (including taxes, insurance, repairs and improvements) until the earlier of 10 years or a change in control of the Company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of the Company’s common stock then outstanding. Thereafter, the Company will pay market rate rent for the facility. The Company will have the right to purchase the facility from Cypress at any time at Cypress’ original purchase price plus interest computed on a variable index starting on the date of purchase by Cypress until the sale to the Company, unless such purchase option is exercised after a change of control of the Company, then the purchase price shall be at a market rate, as reasonably determined by Cypress. The lease agreement also contains certain indemnification and exculpation provisions by the Company for the benefit of Cypress as lessor.

Wafer Manufacturing Agreement

The Company has entered into an agreement with Cypress to continue to make infrared and imaging detector products for the Company at prices consistent with the then current Cypress transfer pricing, which is equal to the forecasted cost to Cypress to manufacture the wafers, for the earlier of the next three years or until a change in control of the Company occurs, which includes until such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of the Company common stock then outstanding, after which a new supply agreement may be negotiated or the Company and Cypress will negotiate a reasonable winding-up procedure. In addition, the Company may use other Cypress fabs for development work on a cost per activity basis.

The Company will indemnify Cypress for any liabilities that arise only to the extent that they are based on claims of infringement based on the Company’s design specifications that the Company submits to Cypress for the manufacture of the Company’s products. Cypress will indemnify the Company for liabilities that arise only to the extent that they are based on claims that the manufacturing, assembling, product testing or packaging process that Cypress uses for the Company’s products infringes or violates upon the intellectual property rights of third parties or Cypress’ unauthorized use of the Company’s design specifications or proprietary information.

Master Transition Services Agreement

The Company has also entered into a master transition services agreement which would govern the provisions of services to us by Cypress, such as: financial services; human resources; legal matters; training programs; and information technology.

For a period of three years following the Company’s November 2005 initial public offering of 8.8 million shares of class A common stock (“IPO”) or earlier if a change of control of the Company occurs, Cypress would provide these services and the Company would pay Cypress for services provided to the Company, at Cypress’ cost (which, for purposes of the master transition services agreement, will mean an appropriate allocation of Cypress’ full salary and benefits costs associated with such individuals as well as any out-of-pocket expenses that Cypress incurs in connection with providing the Company with those services) or at the rate negotiated with Cypress. Cypress will have the ability to deny requests for services under this agreement if, among other things,

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

the provision of such services creates a conflict of interest, causes an adverse consequence to Cypress, requires Cypress to retain additional employees or other resources or the provision of such services becomes impracticable as a result of a cause outside of the control of Cypress. In addition, Cypress will incur no liability in connection with the provision of these services. The master transition services agreement also contains certain indemnification provisions by the Company for the benefit of Cypress.

Lease for Manufacturing Assets

In 2005 the Company entered into a lease with Cypress under which Cypress leases from the Company certain manufacturing assets owned by the Company and located in Cypress’ Texas manufacturing facility. The term of the lease is 27 months and it expires on December 31, 2007. Under this lease, Cypress is reimbursing the Company’s cost of approximately $0.7 million of the net book value of the assets divided over the life of the leasehold improvements.

Employee Matters Agreement

The Company entered into an employee matters agreement with Cypress to allocate assets, liabilities and responsibilities relating to its current and former U.S. and international employees and its participation in the employee benefits plans that Cypress currently sponsors and maintains.

The Company’s eligible employees generally remain able to participate in Cypress’ benefit plans, as they may change from time to time. The Company is responsible for all liabilities incurred with respect to the Cypress plans by the Company as a participating company in such plans. The Company intends to have its own benefit plans established by the time its employees no longer are eligible to participate in Cypress’ benefit plans. Once the Company has established its own benefit plans, the Company will have the ability to modify or terminate each plan in accordance with the terms of those plans and our policies. It is the Company’s intent that employees not receive duplicate benefits as a result of participation in its benefit plans and the corresponding Cypress benefit plans.

All of the Company’s eligible employees are able to continue to participate in Cypress’ health plans, life insurance and other benefit plans as they may change from time to time, until the earliest of, (1) a change of control of the Company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of our common stock then outstanding, (2) such time as the Company’s status as a participating company under the Cypress plans is not permitted by a Cypress plan or by applicable law, (3) such time as Cypress determines in its reasonable judgment that its status as a participating company under the Cypress plans has or will adversely affect Cypress, or its employees, directors, officers, agents, affiliates or its representatives, or (4) such earlier date as the Company and Cypress mutually agree. However, to avoid redundant benefits, the Company’s employees will generally be precluded from participating in Cypress’ stock option plans and stock purchase plans.

With respect to the Cypress 401(k) Plan, the Company is obligated to establish its own 401(k) Plan within 90 days of separation from Cypress, and Cypress will transfer all accounts in the Cypress 401(k) Plan held by the Company’s employees to our 401(k) Plan.

Employees who are eligible to participate in Cypress’ stock option plans retain that eligibility until the earliest of (1) a change of control of the company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of our common stock then outstanding, (2) such time as the Company’s status as a participating company under the Cypress plans is not permitted by a Cypress plan or by an applicable law or (3) such time as Cypress determines in its reasonable judgment that its status as a participating company under the Cypress plans has or will adversely affect Cypress, or its employees, directors, officers, agents, affiliates or its representatives. Upon the occurrence of such an event, each of the Company’s

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

employees will be deemed terminated from Cypress employment for purposes of the Cypress stock option plans and each outstanding option will be treated in accordance with that employee’s stock option agreement with Cypress.

In accordance with discretion provided to Cypress under the terms of its stock purchase plan, Cypress has removed the Company as a subsidiary designated for participation in offering periods under its stock purchase plan that began on July 1, 2005. This means that the Company’s employees are not eligible to participate in offering periods under the Cypress stock purchase plan.

Indemnification and Insurance Matters Agreement

The Company will indemnify Cypress and its affiliates, agents, successors and assigns from all liabilities arising from environmental conditions: existing on, under, about or in the vicinity of any of the Company’s facilities, or arising out of operations occurring at any of the Company’s facilities, including our San Jose, California facilities, whether prior to or after the separation; existing on, under, about or in the vicinity of the Philippines facility which the Company occupies, or arising out of operations occurring at such facility, whether prior to or after the separation, to the extent that those liabilities were caused by the Company; arising out of hazardous materials found on, under or about any landfill, waste, storage, transfer or recycling site and resulting from hazardous materials stored, treated, recycled, disposed or otherwise handled by any of the Company’s operations or the Company’s San Jose, California and Philippines facility prior to the separation; and arising out of the construction activity conducted by or on behalf of us at Cypress’ Texas facility.

The indemnification and insurance matters agreement and the master transition services agreement also contain provisions governing the Company’s insurance coverage, which are under the Cypress insurance policies (other than our directors and officers insurance, for which we have our own separate policy) until the earliest of (1) a change of control of the Company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of the Company’s common stock then outstanding, (2) the date on which Cypress’ insurance carriers do not permit the Company to remain on Cypress policies, (3) the date on which Cypress’ cost of insurance under any particular insurance policy increases, directly or indirectly, due to our inclusion or participation in such policy, (4) the date on which our coverage under the Cypress policies causes a real or potential conflict of interest or hardship for Cypress, as determined solely by Cypress or (5) the date on which Cypress and the Company mutually agree to terminate this arrangement. Prior to that time, Cypress will maintain insurance policies on the Company’s behalf, and the Company shall reimburse Cypress for expenses related to insurance coverage during this period. We will work with Cypress to secure additional insurance if desired and cost effective.

Investor Rights Agreement

The Company has entered into an investor rights agreement with Cypress providing for specified (1) registration and other rights relating to the Company’s shares of the Company’s common stock, (2) information and inspection rights, (3) coordination of auditing practices and (4) approval rights with respect to certain transactions.

Tax Sharing Agreement

The Company has entered into a tax sharing agreement with Cypress providing for each of the party’s obligations concerning various tax liabilities. The tax sharing agreement is structured such that Cypress will pay all federal, state, local and foreign taxes that are calculated on a consolidated or combined basis (while we are a member of Cypress’ consolidated or combined group pursuant to federal, state, local and foreign tax law). The Company’s portion of such tax liability or benefit will be determined based upon our separate return tax liability as defined under the tax sharing agreement. Such liability or benefit will be based on a pro forma calculation as if

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

the Company were filing a separate income tax return in each jurisdiction, rather than on a combined or consolidated basis with Cypress subject to adjustments as set forth in the tax sharing agreement.

After the date the Company ceases to be a member of Cypress’ consolidated, combined or unitary group for federal or state income tax purposes, as and to the extent that the Company becomes entitled to utilize on the Company’s separate tax returns portions of those credit or loss carryforwards existing as of such date, the Company will distribute to Cypress the tax effect, estimated to be 34% for federal income tax purposes, of the amount of such tax loss carryforwards so utilized, and the amount of any credit carryforwards so utilized. The Company will distribute these amounts to Cypress in cash or in the Company’s shares, at the Company’s option. As of December 31, 2005, the Company has approximately $36.5 million of federal net operating loss carryforwards and approximately $4.8 million of California net operating loss carryforwards meaning that such potential future payments to Cypress, which would be made over a period of several years, would therefore aggregate to approximately $15.0 million.

The Company will continue to be jointly and severally liable for tax liability as governed under federal, state and local law as a member of the Cypress consolidated or combined group. Accordingly, although the tax sharing agreement allocates tax liabilities between Cypress and all its consolidated subsidiaries, for any period in which the Company is included in Cypress’ consolidated group, the Company could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of the group.

If Cypress distributes the Company’s class B common stock to Cypress stockholders in a transaction intended to qualify as a tax-free distribution under Section 355 of the Code, Cypress intends to obtain an opinion of counsel and/or a ruling from the Internal Revenue Service to the effect that such distribution qualifies under Section 355 of the Code. Despite such an opinion or ruling, however, the distribution may nonetheless be taxable to Cypress under Section 355(e) of the Code if 50% or more of the Company’s voting power or economic value is acquired as part of a plan or series of related transactions that includes the distribution of the Company’s stock. The tax sharing agreement includes the Company’s obligation to indemnify Cypress for any liability incurred as a result of issuances or dispositions of the Company’s stock after the distribution, other than liability attributable to certain dispositions of the Company’s stock by Cypress, that cause Cypress’ distribution of shares of the Company’s stock to its stockholders to be taxable to Cypress under Section 355(e) of the Code.

The tax sharing agreement further provides for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party. Disputes arising between Cypress and us relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions contained in the agreement.

Note 4. Balance Sheet Components

Inventories consisted of the following (in thousands):

	December 31, 2004	December 31, 2005
Raw material	$3,085	$6,214
Work-in-process	894	351
Finished goods	437	6,582

	$4,416	$13,147

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Property and equipment consisted of the following (in thousands):

	December 31, 2004	December 31, 2005
Manufacturing equipment	$31,441	$60,807
Computer equipment	1,033	1,738
Furniture and fixtures	124	124
Leasehold improvements	12,991	24,372
Construction-in-process (manufacturing facility in the Philippines)	6,242	33,684

	51,831	120,725
Less: Accumulated depreciation and amortization	(4,282)	(10,166)

	$47,549	$110,559

Total depreciation expense was $1.3 million, $1.6 million, $0.6 million and $7.1 million for the fiscal year ended December 31, 2003; for the period from January 1, 2004 to November 8, 2004; for the period from November 9, 2004 to December 31, 2004; and for the fiscal year ended December 31, 2005, respectively.

During the first quarter of fiscal 2005, the Company recorded charges to research and development of $0.5 million related to the write-down of property and equipment that were removed from operations. These assets consisted primarily of manufacturing and test equipment that was decommissioned in a pilot wafer fab located in Cypress’ manufacturing facility in Texas. As management has committed to plans to dispose of these assets by sale, the Company classified the assets as held for sale and recorded the assets at the lower of their carrying amount or fair value less costs to sell. The valuation of the assets was based on management’s estimates and consideration of various factors including outside appraisals. The Company completed the disposal of the restructured assets by the end of fiscal 2005.

Accrued liabilities consisted of the following (in thousands):

	December 31, 2004	December 31, 2005
Foreign exchange derivative liability	$3,973	$49
Employee compensation and employee benefits	673	1,173
Warranty reserve	180	574
Other	2,546	2,745

	$7,372	$4,541

Note 5. Income Taxes

U.S. and non U.S. components of loss before income taxes consist of the following (in thousands):

	Predecessor Company		Successor Company
	Year Ended December 31, 2003	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Year Ended December 31, 2005

U.S. loss	$(12,810)	$(7,351)	$(2,278)	$(14,675)
Non U.S. loss	(1,735)	(15,951)	(3,331)	(1,118)

Loss before income tax provision	$(14,545)	$(23,302)	$(5,609)	$(15,793)

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

The tax provision differs from the amounts obtained by applying the statutory U.S. federal tax rate to loss before taxes as shown below:

	Predecessor Company		Successor Company
	Year Ended December 31, 2003	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Year Ended December 31, 2005

Statutory rate	35%	35%	35%	35%
Tax at U.S. statutory rate	$(5,091)	$(8,156)	$(1,963)	$(5,528)
Foreign losses with no tax benefit	607	5,583	1,166	459
Benefit of net operating losses not recognized	4,484	2,573	797	4,617
Non-deductible stock option compensation expense	—	—	—	502

Total	$—	$—	$—	$50

Temporary differences and carryforwards, which give rise to significant portions of deferred tax assets and liabilities, are as follows (in thousands):

	December 31, 2004	December 31, 2005
Deferred tax assets:
Net operating loss carryforwards	$9,153	$13,056
Research and development credit and California manufacturing credit carryforwards	2,005	1,447
Reserves and accruals	1,992	894
Capitalized research and development expenses	864	1,023

Total deferred tax asset	14,014	16,420
Valuation allowance	(5,049)	(9,278)

Total deferred tax asset, net of valuation allowance	8,965	7,142

Deferred tax liabilities:
Intangible assets	(8,965)	(7,142)
Other	—	(336)

Total deferred tax liabilities	(8,965)	(7,478)

Net deferred tax liability	$—	$(336)

The Company had federal net operating loss carryforwards of approximately $36.5 million as of December 31, 2005, which may be applied to future taxable income until these benefits begin to expire in 2011 through 2025. The Company had California net operating loss carryforwards of approximately $4.8 million as of December 31, 2005, which may be applied to future taxable income until these benefits begin to expire in 2006 through 2013. The Company has research and development credit carryforwards of approximately $0.9 million for federal and approximately $0.9 million for state tax purposes.

Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, (“SFAS No. 109”) requires a valuation allowance to reduce the deferred tax assets be reported if, based on the weight of the evidence, management cannot conclude that it is more likely than not that some portion or all of the deferred tax assets will be realized. Due the Company’s history of losses and accumulated deficit, the Company has recorded a full valuation allowance on the deferred tax asset.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

The Company’s ability to utilize the net operating loss carryforwards is dependent upon the Company being able to generate taxable income in future periods and may be limited due to restrictions imposed on utilization of net operating loss and credit carryforwards under Federal and state laws upon a change in ownership, such as the transaction with Cypress.

The Company is subject to a tax holiday in the Philippines, where it manufactures its products. This tax holiday is scheduled to expire in 2010, unless extended. As of yet, no tax benefit has been realized from the income tax holiday due to operating losses incurred in the Philippines.

Note 6. Commitments and Contingencies

Operating Lease Commitments

The Company leases its Sunnyvale, California facility under a non-cancelable operating lease, which expired on May 31, 2006. The lease also requires the Company to pay property taxes, insurance and certain other costs. The Company also leases its wafer fabrication facility in the Philippines from Cypress, which expires in July 2021 (see Note 3). Also, during December 2005, the Company entered into a 15-year operating lease for an additional building in the Philippines. Future minimum obligations under all non-cancelable operating leases as of December 31, 2005 are as follows (in thousands):

2006	$578
2007	458
2008	438
2009	438
2010	411
Thereafter	2,680

Total	$5,003

Rent expense, including the rent paid to Cypress for the wafer fabrication facility in the Philippines (see Note 3), was $0.7 million, $0.7 million, $0.1 million, and $0.6 million for the fiscal years ended December 31, 2003; for the period from January 1, 2004 to November 8, 2004; for the period from November 9, 2004 to December 31, 2004; and for the year ended December 31, 2005, respectively.

Purchase Commitments

The Company purchases raw materials for inventory, services and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, the Company enters into agreements with contract manufacturers and suppliers that either allow them to procure goods and services based upon specifications defined by the Company, or that establish parameters defining the Company’s requirements. In certain instances, these agreements allow the Company the option to cancel, reschedule or adjust the Company’s requirements based on its business needs prior to firm orders being placed. Consequently, only a portion of the Company’s recorded purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments. As of December 31, 2005, the Company estimated it had approximately $25.1 million firm, non-cancelable and unconditional commitments.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Product Warranties

The following summarized activity within accrued warranty (in thousands):

	December 31, 2004	December 31, 2005
Balance at the beginning of the period	$—	$180
Accruals for warranties issued during the period	180	411
Settlements made during the period (in cash or in kind)	—	(17)

Balance at the end of the period	$180	$574

Indemnifications

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in connection with contracts and license agreements or the sale of assets, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of warranties, representations and covenants related to such matters as title to assets sold, negligent acts, damage to property, validity of certain intellectual property rights, non- infringement of third-party rights, and certain tax related matters. In each of these circumstances, payment by the Company is typically subject to the other party making a claim to and cooperating with the Company pursuant to the procedures specified in the particular contract. This usually allows the Company to challenge the other party’s claims or, in case of breach of intellectual property representations or covenants, to control the defense or settlement of any third-party claims brought against the other party. Further, the Company’s obligations under these agreements may be limited in terms of activity (typically to replace or correct the products or terminate the agreement with a refund to the other party), duration and/or amounts. In some instances, the Company may have recourse against third parties and/or insurance covering certain payments made by the Company.

Legal Matters

From time to time the Company is a party to litigation matters and claims that are normal in the course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company, the outcome of these matters is not determinable and negative outcomes may adversely affect the Company’s financial position, liquidity or results of operations.

Subsequent Event

In January 2006, the Company made a cash deposit with Wacker-Chemie, a vendor of polysilicon. Under this arrangement, the vendor will sell the Company a total of 45.0 million euros (approximately $53.3 million) of polysilicon in fixed annual quantities and at fixed euro prices over a ten-year period beginning in fiscal 2008.

In March 2006, the Company entered into a five-year supply agreement with Siltronic, a supplier of silicon ingots. This agreement requires the vendor to supply the Company with fixed annual quantities of silicon ingots at fixed prices. The aggregate purchase price of the silicon ingots to be provided under this agreement is $55.0 million through December 29, 2010.

Note 7. Foreign Currency Derivatives

The Company has non-U.S. subsidiaries that operate and sell the Company’s products in various global markets, primarily in Europe. As a result, the Company is exposed to risks associated with changes in foreign currency exchange rates. It is the Company’s policy to use various hedge instruments to manage the exposures associated with purchases of foreign sourced equipment, net asset or liability positions of its subsidiaries and

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

forecasted revenues and expenses. The Company does not enter into foreign currency derivative financial instruments for speculative or trading purposes.

There were no hedging activities for the fiscal year ended December 31, 2003. As of December 31, 2004 and 2005, the Company’s hedge instruments consisted entirely of forward exchange contracts. The Company calculates the fair value of its forward contracts based on spot rates and interest differentials from published sources.

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company accounts for its hedges of forecasted foreign currency revenues as cash flow hedges and hedges of firmly committed purchase contracts denominated in foreign currency as fair value hedges.

Cash Flow Hedges: Hedges of forecasted foreign currency denominated revenues are designated as cash flow hedges and changes in fair value of the effective portion of hedge contracts are recorded in accumulated other comprehensive income (loss) in stockholders’ equity (deficit) in the Consolidated Balance Sheets. Amounts deferred in accumulated other comprehensive income (loss) are reclassified into the Consolidated Statement of Operations in the periods in which the hedged exposure impacts earnings. The effective portion of unrealized gains (losses) recorded in accumulated other comprehensive income (loss), net of tax was a $(2.4) million loss and a $2.8 million gain for the period from November 9, 2004 to December 31, 2004 and for the fiscal year ended December 31, 2005, respectively. As of December 31, 2004 and 2005, the Company had outstanding cash flow hedge forward contracts with an aggregate notional value of $34.0 million and $31.2 million, respectively, and outstanding fair value hedge forward contracts with an aggregate notional value of $0 and $3.1 million, respectively. The maturity dates of the outstanding contracts ranged from January 2006 to October 2006.

Fair Value Hedges: On occasion, the Company commits to purchase equipment in foreign currency, predominantly Euros. When these purchases are hedged and qualify as firm commitments under SFAS No. 133, they are designated as fair value hedges and changes in the fair value of the firm commitment derivative contract are recognized in the Consolidated Statement of Operations. Under fair value hedge treatment, the changes in the firm commitment on a spot to spot basis are recorded in Property and equipment, net in the Consolidated Balance Sheet and in Other income (expense), net in the Consolidated Statement of Operations.

Both cash flow hedges and fair value hedges are tested for effectiveness each period on a spot to spot basis using the dollar-offset method. Both the excluded time value and any ineffectiveness, which were not significant for all periods, are recorded in Other income and (expense), net.

In addition, the Company began hedging the net balance sheet effect of Euro denominated assets and liabilities in 2005. The Company records its hedges of foreign currency denominated monetary assets and liabilities at fair value with the related gains or losses recorded in Other income and (expense), net. The gains or losses on these contracts are substantially offset by transaction gains or losses on the underlying balances being hedged. As of December 31, 2005, the Company held forward contracts with an aggregate notional value of $26.6 million to hedge the risks associated with Euro foreign currency denominated assets and liabilities.

Note 8. Customer Advances

From time to time, the Company enters into agreements where customers make advances for future purchases of solar power products. In general, the Company pays no interest on the advances and applies the advances as shipments of product occur.

In April 2005, the Company entered into an agreement with one of its customers to supply solar cells. As part of this agreement, the customer agreed to fund expansion of the Company’s manufacturing capacity to support this customer’s solar cell product demand. Beginning on January 1, 2006, the Company is obligated to pay interest on the remaining unpaid balance. The Company’s settlement of principal on the advances is to be

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

recognized over product deliveries at a specified rate on a per-unit-of-product-delivered basis through December 31, 2010. As of December 31, 2005, the Company received total advances of 30 million Euros (approximately $35.5 million) of which $7.1 million has been classified in current portion of customer advances and $28.4 million in long term customer advances in the accompanying consolidated balance sheet, based on projected product shipment dates. As of December 31, 2005, the Company has utilized all funds as advanced by this customer towards expansion of the Company’s manufacturing capacity.

The Company has also entered into agreements with other customers who have made advances for solar products. These advances will be applied as shipments of product occur. As of December 31, 2005 such customers had made advances of $2.2 million against which shipments of $0.3 million had been made.

Note 9. Debt

$25.0 Million Revolving Credit Facility

In December 2005 the Company entered into a $25.0 million three-year revolving credit facility (the “Facility”) with affiliates of Credit Suisse Securities (USA) LLC and Lehman Brothers. The Facility is collateralized by substantially all assets, including the stock of the Company’s foreign subsidiaries. Borrowings under the Facility are subject to customary conditions as well as, (1) with respect to the first $10.0 million drawn on the facility, maintenance of cash collateral to the extent of amounts borrowed (excluding amounts borrowed), and (2) with respect to the remaining $15.0 million of the Facility, satisfaction of a coverage test which is based on a ratio of cash flow to capital expenditures. The Facility contains customary covenants and defaults including limitations on dividends, incurrence of indebtedness and liens, and mergers and acquisitions. Borrowings outstanding under the Facility bear interest at a rate of the greater of the prime rate or the federal funds rate for U.S. dollar draws, or LIBOR plus 1% for Euro dollar draws on the first $10.0 million of borrowings and the greater of the prime rate plus 2% or federal funds rate plus 2% for U.S. dollar draws, or LIBOR plus 3% for Euro dollar draws on any borrowings over $10.0 million. To date there have been no borrowings under the Facility.

Related-Party Subordinated Convertible Promissory Notes

In connection with the sale of series one preferred stock in May 2002, the convertible promissory notes held by non-Cypress investors were amended into subordinated convertible promissory notes, convertible into common stock. These notes were initially issued to certain investors of the Company. The principal balance of these notes was $1.9 million (along with accrued interest) and was convertible into 1.7 million shares of common stock. These notes bore interest at a rate of 3.21% annually and accrued interest until either the outstanding principal was paid in full or was converted in full. As a result of the November 9, 2004 merger transaction with Cypress, these notes were converted into 1.7 million shares of common stock in accordance with the terms of the Second Amended and Restated Articles of Incorporation. Furthermore, as part of the same transaction, in accordance with the terms of the Agreement and Plan of Reorganization entered into by the Company and Cypress, these common shares were retired.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Borrowings from Cypress

From the period February 2003 through June 30, 2005, the Company borrowed a total of $71.8 million from Cypress in the form of Promissory Notes, Senior Convertible Promissory Notes, and Promissory Notes issued under a Line of Credit Agreement. Amounts outstanding are as follows (in thousands):

	December 31, 2004	December 31, 2005
Promissory note (February 2003)	$1,683	$—
Unsecured senior convertible promissory notes, including accrued interest of $72,000 in 2004	3,672	—
Promissory notes (March 2004), including accrued interest of $803,000 in 2004	24,803	—
Promissory notes issued under line of credit, including accrued interest of $2.5 million in 2004	31,740	—
Discount representing the relative fair value of warrants issued	(9,201)	—

	52,697	—
Less: Current portion	(31,024)	—

Long-term debt, net of current portion	$21,673	$—

Promissory Note (February 2003)

In February 2003, the Company entered into a $2.5 million promissory note agreement with Cypress. This note bore interest at 7%, and was due in 60 equal monthly payments of $50,000, representing principal and interest. Amounts outstanding at December 31, 2003 and 2004 were $2.1 million and $1.7 million respectively. In connection with the issuance of this note, the Company granted a warrant to Cypress to purchase 178,571 shares of its common stock with an exercise price of $0.14 per share (see Note 10).

In March 2005, the entire principal balance and related interest was converted into class A common stock as part of the $58 million common stock issuance to Cypress (see Note 10).

Unsecured Senior Convertible Promissory Notes

In accordance with the Note Purchase and Line of Credit Agreement signed in May 2002, Cypress funded the Company $400,000 per month from April 2003 through December 2003. In connection with this agreement, the Company issued to Cypress a warrant to purchase 16 million shares of series two preferred stock with an exercise price of $1.00 per share. This warrant expired unexercised in January 2004 (see Note 10). As of December 31, 2003 and 2004, the Company had borrowed a total of $3.6 million at interest rates between 1.21% and 1.68% based on the date of the note. These notes continued to accrue interest until the outstanding principal and interest was settled in March 2005.

In March 2005, the entire principal balance and related interest was converted into class A common stock as part of the $58 million common stock issuance to Cypress (see Note 10).

Promissory Notes (March 2004)

From March 2004 to June 2005, Cypress loaned the Company an aggregate of $36.5 million pursuant to 10 demand promissory notes. These notes bore interest at 7%. In connection with the issuance of those notes, the Company issued warrants to Cypress to purchase 1,500,000 shares of its common stock with an exercise price of $0.14 per share (see Note 10).

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

In March 2005, the entire principal balance and related interest was converted into class A common stock as part of the $58 million common stock issuance to Cypress (see Note 10).

Line of Credit Agreement

The Company entered into a $30.0 million Note Purchase and Line of Credit Agreement with Cypress in May 2002, which was subsequently amended in May 2004. From May 2002 to June 2005, Cypress loaned the Company an aggregate of $29.2 million. Amounts outstanding under the line of credit agreement required monthly interest payments at an annualized rate of 7%. Based on the terms of the agreement, principal was to be paid in 60 equal monthly installments beginning June 2007 through May 2012. Amounts outstanding at December 31, 2003, 2004 and December 31, 2005 were $23.7 million, $31.7 million and $0, respectively. In connection with loans made under the line of credit agreement, the Company issued warrants to Cypress to purchase 2,142,858 shares of common with an exercise price of $0.14 per share (see Note 10).

In March 2005, $6.9 million of principal and interest was converted into class A common stock as part of the $58 million common stock issuance to Cypress (see Note 10).

In July 2005, the remaining principal balance and related interest was converted into class A common stock as part of the July 2005 common stock issuance to Cypress. In addition, Cypress amended the terms of the line of credit agreement such that it expired contemporaneous with the closing of the Company’s initial public offering of common stock in November 2005.

Total interest expense related to all borrowings from Cypress (including interest expense attributed to the relative fair value of the warrants that were issued to Cypress in connection with these loans and amortized using the effective interest method) totaled $1.5 million, $3.8 million, $1.0 million and $3.2 million for the fiscal year ended December 31, 2003; the period from January 1, 2004 to November 8, 2004; for the period November 9, 2004 to December 31, 2004; and for the year ended December 31, 2005, respectively.

Note 10. Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

At December 31, 2005, the Company was authorized to issue up to 375.0 million shares of $0.001 par value common stock and 10.0 million shares of $0.001 par value preferred stock.

Redeemable Convertible Preferred Stock

At December 31, 2004, the Company’s redeemable convertible preferred stock consisted of two series designated as series one and series two preferred stock, both of which were wholly owned by Cypress. In connection with the Company’s initial public offering of common stock in November 2005 all redeemable convertible preferred stock was converted into shares of class B common stock.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Redeemable convertible preferred stock consisted of the following as of December 31, 2003, 2004 and 2005 (in thousands except share data):

	Predecessor Company	Successor Company
	December 31, 2003	December 31, 2004	December 31, 2005
Series One
Authorized—17,650,000 shares at December 31, 2003, 14,297,593 shares at December 31, 2004 and 0 shares at December 31, 2005
Outstanding—14,308,099 shares at December 31, 2003 and 12,915,060 shares at December 31, 2004 and 0 at December 31, 2005
Liquidation preference of $9,821 at December 31, 2003 and $8,865 at December 31, 2004 and 0 at December 31, 2005	$9,366	$8,552	$—
Series Two
Authorized—16,000,000 shares at December 31, 2003 and 32,000,000 shares at December 31, 2004 and 0 at December 31, 2005
Outstanding—None at December 31, 2003, 2004 and 2005
Liquidation preference of $0 at December 31, 2005	—	—	—

	$9,366	$8,552	$—

Common Stock

Until November 8, 2004, there was only one class of common stock. After the merger on November 9, 2004, three classes of common stock were authorized for issuance, classes A, B and C common stock. On September 30, 2005, SunPower amended and restated its Articles of Incorporation to change from a three class common stock structure to a two class common stock (class A and class B) structure, with the series one and two preferred stock convertible into class B common stock. The two new classes of common stock have substantially similar rights except as to voting, conversion and protective provisions.

In addition, the amendment authorized the following shares: (i) 375,000,000 shares of common stock, comprised of 217,500,000 shares of class A common stock and 157,500,000 shares of class B common stock, and (ii) 65,000,000 shares of preferred stock, comprised of 12,915,060 shares of series one preferred stock, 32,000,000 shares of series two preferred stock, and 20,084,940 shares of undesignated preferred stock.

On September 30, 2005, SunPower entered into an exchange agreement with Cypress in which Cypress exchanged all of its outstanding shares of class A common stock for an equal number of shares of class B common stock.

On November 10, 2005, the Company filed with the Delaware Secretary of State a certificate of merger to merge into its wholly owned subsidiary and thereby reincorporate in Delaware. The Company is now incorporated in the state of Delaware. In addition, on November 10, 2005 the Company filed an amendment to the Company’s certificate of incorporation to effect a 2-for-1 reverse stock split of the Company’s outstanding and authorized shares of common stock following the Company’s reincorporation in Delaware. The conversion rate of the series one and two preferred stock into class B common stock was adjusted to be one share of class B common stock for every two shares of preferred stock. All information related to common stock and options and warrants to purchase common stock and earnings per share included in the accompanying consolidated financial statements has been retroactively adjusted to give effect to the reverse stock split and the reincorporation of the Company in Delaware.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2003 and on November 8, 2004, immediately prior to the merger, all shares of common stock were held by non-Cypress shareholders. At November 9, 2004, immediately after the merger, no common stock was outstanding while on December 31, 2005, a majority of the common shares were owned by Cypress.

In March 2005, the Company issued to Cypress 17,575,757 shares of its class A common stock at a price of $3.30 per share, the consideration for which was $7.1 million cash and the cancellation by Cypress of $50.9 million of promissory notes and related interest held by Cypress (see Note 9). Accordingly, the net amount of $47.4 million comprising of the $50.9 million debt less the unamortized discount of $3.5 million was credited to equity. These shares were converted to Class B common stock on September 30, 2005.

In July 2005, SunPower issued 12,000,000 shares of class A common stock to Cypress at a price of $7.00 per share the consideration for which was $20.2 million cash, the cancellation by Cypress of $25.1 million promissory notes and related interest held by Cypress, the cancellation of payables to Cypress of $14.7 million and the cancellation of warrants to purchase 3.8 million shares of SunPower class A common stock held by Cypress at an exercise price of $0.14 per share. The Company also reduced the net carrying value of the associated unamortized debt discount of $4.2 million, which was reflected in equity as part of this conversion of related-party debt into class A common stock. As a result, the net impact to equity for the issuance of common stock upon cancellation of the related-party debt was approximately $21.0 million. These shares were converted into Class B common stock on September 30, 2005.

In November 2005, SunPower issued 8,825,000 shares of Class A common stock in the Company’s Initial Public Offering at a price of $18.00 per share. In addition the Company issued 22,457,530 shares of Class B common stock to Cypress to convert Cypress’ Series One and Series Two Redeemable Convertible Preferred Stock.

On December 31, 2003, there were 4,172,926 shares of common stock outstanding. Common stock consisted of the following as of December 31, 2004 and December 31, 2005 (in thousands, except per share data).

	December 31, 2004	December 31, 2005
Class A common stock, $0.001 par value; 42,500,000 shares authorized at December 31, 2004; and 217,500,000 shares authorized at December 31, 2005; 1,901 shares issued and outstanding at December 31, 2004, 9,059,197 shares issued and outstanding at December 31, 2005	$—	$9
Class B common stock, $0.001 par value; 16,000,000 shares authorized at December 31, 2004; and 157,500,000 shares authorized at December 31, 2005; no shares issued and outstanding at December 31, 2004, and 52,033,287 shares issued and outstanding at December 31, 2005	—	52
Class C common stock, $0.001 par value per share; 16,000,000 shares authorized at December 31, 2004; and no shares authorized at December 31, 2005; no shares issued and outstanding at December 31, 2004 and December 31, 2005	—	—

Total common stock	$—	$61

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005, the voting and dividend rights of the common stock were as follows:

Voting Rights—Common Stock

The class A common stock is entitled to one vote per share while the class B common stock is entitled to eight votes per share on all matters to be voted on by the Company’s stockholders. All of the outstanding class B common stock is held by Cypress, is convertible at any time into class A common stock by its holder on a share for share basis, and so converts automatically when transferred by Cypress other than transfers to its subsidiaries or tax-free distributions to its stockholders or when Cypress, its successors in interest and subsidiaries collectively own less than 40% of the shares of all classes of Company common stock prior to effecting a tax-free distribution to Cypress stockholders.

Dividends—Common Stock

When and if declared by the board of directors, and subject to the preferences applicable to any preferred stock outstanding, the holders of class A and class B common stock are entitled to receive equal per share dividends. In the case of a dividend or distribution payable in the form of common stock, each holder of class A and class B is only entitled to receive the class of stock that they hold.

Preferred and Common Stock Warrants

The following table summarizes information about warrants outstanding:

	Preferred Stock Warrants		Common Stock Warrants
	Series Two Shares	Exercise Price	Shares	Exercise Price
Outstanding as of December 31, 2003 (Predecessor Company)	16,000,000	$1.00	822,219	$0.12
Warrants granted	—	—	3,642,858	0.14
Warrants exercised	—	—	(631,721)	0.12
Warrants canceled	(16,000,000)	(1.00)	(11,927)	0.12

Outstanding as of November 8, 2004 (Predecessor Company)	—	—	3,821,429	0.14
Warrants granted	—	—	—	—
Warrants exercised	—	—	—	—
Warrants canceled	—	—	—	—

Outstanding as of December 31, 2004 (Successor Company)	—	—	3,821,429	0.14
Warrants granted	—	—	—	—
Warrants exercised	—	—	—	—
Warrants canceled	—	—	(3,821,429)	0.14

Outstanding as of December 31, 2005 (Successor Company)	—	$—	—	$—

In connection with the issuance of series one preferred stock in May 2002, the Company entered into a Note Purchase and Line of Credit Agreement with Cypress and issued a warrant to Cypress to purchase up to 16 million shares of series two preferred stock at an exercise price of $1.00 per share expiring on December 31, 2003. The fair value of the warrant was estimated to be $1.0 million on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield, risk-free interest rate of 3.17%, volatility of 85% and an expected term of 1.6 years. By December 31, 2003, the Company had fully amortized the value of these warrants to interest expense using the effective interest method. Approximately $0.6 million was amortized

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

to interest expense during fiscal 2003. In December 2003, Cypress was granted a five week extension to exercise the warrant, thereby extending the expiration date from December 2003 to January 2004. However, the warrant expired unexercised in January 2004.

In February 2003, in connection with the issuance of the $2.5 million promissory note to Cypress maturing in March 2008 (see Note 9), the Company granted a warrant to Cypress to purchase 178,571 shares of its common stock with an exercise price of $0.14 per share and a term of ten years. The fair value of the warrant was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield; risk-free rate of 3.95%; volatility of 85% and expected life of five years. The Company recorded the relative fair value of this warrant of $80,000 as a discount to debt. The fair value of the warrant was amortized to interest expense over the original term of the note (60 months) using the effective interest method. During the year ended December 31, 2003; the period from January 1, 2004 to November 8, 2004; the period November 9, 2004 to December 31, 2004; and the year ended December 31, 2005 $13,000, $10,000, $3,000 and $7,000 of the amount relating to the warrants was amortized to interest expense, respectively. The net unamortized discount of approximately $47,000 was reflected in equity as part of the conversion of this related-party debt into common stock in March 2005 (see Note 9).

In connection with the November 9, 2004 merger transaction with Cypress, holders of warrants, other than Cypress, were required as a condition to the merger to exercise their warrants so that they held common stock immediately prior to the merger. As a result, warrants to purchase 631,721 shares of common stock were exercised and 11,927 were cancelled, prior to the merger.

In May 2004, the Company signed an amended note purchase and line of credit agreement, finalizing the terms of a $30.0 million loan from Cypress which required principal payments between June 2007 and May 2012. In November 2005 this facility was canceled. In connection with the issuance of this line of credit, (originally signed in May 2002), the Company granted warrants to purchase 2,142,857 shares of its common stock with an exercise price of $0.14 per share and a term of ten years. The fair value of the warrants was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield; risk free rate of 2.63%; volatility of 81.15% and expected life of three years. The Company recorded the relative fair value of these warrants of $6.6 million as a discount to the debt. The relative fair value of the warrant is being amortized to interest expense over the original term of the note using the effective interest method. During the period from January 1, 2004 to November 8, 2004, the period November 9, 2004 to December 31, 2004 and the year ended December 31, 2005, $939,000, $306,000 and $1.2 million of the amount relating to the warrants was amortized to interest expense, respectively. The remaining $4.2 million of the unamortized discount was reflected in equity as part of the conversion of the related-party debt into common stock completed in July 2005.

From March 2004 through June 2005, Cypress loaned the Company $36.5 million for operations and equipment financing. These loans were demand loans bearing interest at 7%. In conjunction with the issuance of these loans, the Company granted warrants to Cypress to purchase 1,500,000 shares of its common stock with an exercise price of $0.14 per share and a term of ten years. The relative fair value of the warrants was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield; risk free rate of 1.86%-3.10%; volatility of 81.15% and expected life of three years. The Company recorded the fair value of these warrants of $4.4 million as a discount to debt. The fair value of the warrant was amortized to interest expense using the effective interest method. During the period from January 1, 2004 to November 8, 2004, the period November 9, 2004 to December 31, 2004 and the year ended December 31, 2005, $416,000, $215,000 and $297,000 of the amount relating to the warrants was amortized to interest expense, respectively. The remaining $3.5 million of the unamortized discount was reflected in equity as part of the conversion of this related-party debt into common stock in March 2005 (see Note 9).

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Stock Option Program

The Board of Directors has approved the 1988 Incentive Stock Plan (the “1988 Plan”) the 1996 Incentive Stock Plan (the “1996 Plan”) and the 2005 Incentive Stock Plan (the “2005 Plan”). Under the terms of the plans, the Company may issue incentive or non-statutory stock options or stock purchase rights to employees and consultants to purchase common stock. The 2005 Plan replaced the 1988 Plan and the 1996 Plan (“Prior Plans”), which became effective on November 22, 2005. The 2005 Plan allows not only for the grant of options like the Prior Plans, but also for the grant of stock appreciation rights, restricted stock grants, and other equity rights. The aggregate number of Company shares authorized for issuance as awards under the 2005 Plan shall not exceed 396,735 shares (i) minus the aggregate number of shares subject to options granted under the Prior Plans between August 12, 2005 and the Effective Date, (ii) plus any shares subject to options granted under the Prior Plans which lapse or otherwise terminate prior to being exercised subsequent to August 12, 2005, and (iii) plus any of the 105,000 shares subject to non-plan options granted during 2004 that lapse or otherwise terminate prior to being exercised subsequent to August 12, 2005.

As of December 31, 2005, the Company had approximately 62,000 shares available under the 2005 Plan for grant and no shares available under the 1988 Plan or the 1996 Plan. The Company has also granted 114,000 options to employees and consultants outside of the 1988, 1996 and 2005 Plans.

Incentive stock options may be granted at no less than the fair value of the common stock on the date of grant. Nonqualified stock options and stock purchase rights may be granted at no less than 85% of the fair value of the common stock at the date of grant. The options and rights become exercisable when and as determined by the Board of Directors, although these terms are generally not to exceed ten years for stock options and six months for stock purchase rights. In December 2005, the Company granted 15,000 shares of restricted stock to an employee. The options and restricted stock typically vest over five years with a one year cliff and monthly vesting thereafter.

The Company’s stock option activity is presented in the following table (in thousands, except per share data):

	Predecessor Company				Successor Company
	Year Ended December 31, 2003		Period From January 1, 2004 through November 8, 2004		Period From November 9, 2004 through December 31, 2004		Year Ended December 31, 2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at
Beginning	517	$0.58	1,745	$0.50	3,644	$2.12	4,285	$2.30
Granted	1,360	0.50	2,205	3.20	644	3.30	2,581	4.98
Canceled	(112)	0.56	(28)	1.18	(1)	0.60	(77)	1.91
Exercised	(20)	0.40	(278)	0.54	(2)	0.64	(217)	0.82

Options outstanding at end of period	1,745	$0.50	3,644	$2.12	4,285	$2.30	6,572	$3.41

Options exercisable at end of period	310	$0.54	599	$0.94	662	$0.96	1,781	$2.30

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes information about stock options outstanding as of December 31, 2005 (in thousands, expect per share data):

Options Outstanding			Options Exercisable
Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Exercise Price	Number Exercisable	Exercise Price
56	3.08	$0.30	40	$0.30
1,046	7.35	0.50	467	0.50
171	4.87	0.66	162	0.66
50	8.05	2.00	19	2.00
5	8.46	2.50	5	2.50
4,520	8.85	3.30	1,076	3.30
116	9.35	4.30	—	4.30
315	9.54	7.00	—	7.00
115	9.70	9.50	7	9.50
111	9.83	10.80	—	10.80
19	7.27	17.00	5	17.00
48	9.57	29.02	—	29.02

6,572		$3.41	1,781	$2.30

Options Issued to Non-Employees

For the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004 and the year ended December 31, 2005, the Company granted options to consultants to purchase 105,000, zero and 23,000 options to purchase common stock, respectively, with weighted average exercise prices of $2.00, $0, and $9.26 per share, respectively. The fair value of options granted to consultants was estimated using the Black-Scholes model resulting in stock-based compensation expense of $131,000, $25,000, and $1,556,000 for the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004, and the fiscal year ended December 31, 2005, respectively.

Shares Reserved for Future Issuance

The Company had shares of common stock reserved for future issuance as follows (in thousands):

	December 31, 2004	December 31, 2005
Convertible preferred stock	12,915	—
Common stock warrants	3,822	—
Stock option plans	6,866	6,649

	23,603	6,649

Other Employee Benefit Plans

The Company has a statutory pension plan covering its employees in the Philippines. The aggregate costs and outstanding liability of this pension plan was not material to the Company’s consolidated operating results or financial position for any period presented.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Certain employees and officers of the Company participate in several Cypress sponsored employee benefit plans such as the Cypress Executive Deferred Compensation Plan. In addition certain employees and officers of the Company have options to purchase common stock of Cypress, some of which continue to vest until Cypress ceases to own at least 50% of total combined voting power of all classes of the Company’s capital stock.

All of our eligible employees will be able to continue to participate in Cypress’ health plans, life insurance and other benefit plans (other than the stock plans and stock purchase plans), as they may change from time to time, until the earliest of, (1) a change of control of us occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of our common stock then outstanding, (2) such time as our status as a participating company under the Cypress plans is not permitted by a Cypress plan or by applicable law, (3) such time as Cypress determines in its reasonable judgment that our status as a participating company under the Cypress plans has or will adversely affect Cypress, or its employees, directors, officers, agents, affiliates or its representatives, or (4) such earlier date as we and Cypress mutually agree.

2005 Stock Unit Plan

On September 23, 2005, the Company adopted the 2005 Stock Unit Plan in which all of the Company’s employees except its executive officers and directors are eligible to participate, although the Company currently intends to limit participation to those of its non-U.S. employees who are not senior managers. Under this plan, the Company’s board of directors awards participants the right to receive cash payments from the Company in an amount equal to the appreciation in the Company’s stock between the award date and the date the employee redeems the award. The right to redeem the award typically vests in the same manner as options vest under the 2005 Incentive Stock Plan. As of December 31, 2005, the Company has granted 42,000 units to approximately 400 of its employees in the Philippines at an average unit price of $17.97. A maximum of 100,000 stock units may be subject to stock unit awards granted under this plan. For the year ended December 31, 2005, charges associated with the 2005 Stock Unit Plan were $5,000. On March 1, 2006, the Company issued 18,650 units to its employees in the Philippines in exchange for options to purchase 18,650 shares of common stock that had a weighted average exercise price per share of $4.67.

Note 11. Segment and Geographical Information

The Company operates in one industry segment comprising the design, manufacture and sale of solar electric power products, or solar power products, imaging and infrared detectors based on its proprietary processes and technologies. The following tables present net revenue and long-lived asset information based on geographic region. Revenue is based on the destination of the shipments. Long-lived assets, which consist of net property and equipment, are based on the physical location of the assets (dollars in thousands):

	Predecessor Company		Successor Company
	Year Ended December 31, 2003	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Year Ended December 31, 2005

Revenue by geography
United States	71%	80%	17%	30%
Europe	6%	3%	64%	67%
Asia	23%	16%	15%	2%
Others	—	1%	4%	1%

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

	Predecessor Company		Successor Company
	Year Ended December 31, 2003	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Year Ended December 31, 2005
Significant customers
A	*	*	19%	45%
B	12%	*	*	*
C	27%	44%	*	*
D	16%	14%	*	*
E	*	*	50%	16%
F	*	*	*	10%

*	denotes less than 10% during the period

	Predecessor Company		Successor Company
	Year Ended December 31, 2003	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Year Ended December 31, 2005
Revenue by product
Solar power products	4%	5%	86%	85%
Imaging and infrared detectors and other	96%	95%	14%	15%

	100%	100%	100%	100%

	December 31, 2004	December 31, 2005
Long-lived assets by geography
United States	$7,682	$5,632
Philippines	38,084	104,627
Denmark	1,634	—
China	149	300

	$47,549	$110,559

SUNPOWER

Back View
Front View

SunPower A-300 all-back-contact solar cell

SunPower solar cells used in a 12,000 kilowatt solar power plant, Germany

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and The Nasdaq National Market listing fee.

Securities and Exchange Commission and registration fee	$30,000
National Association of Securities Dealers, Inc. filing fee	30,000
Blue Sky fees and expenses	10,000
Accounting fees and expenses	250,000
Legal fees and expenses	350,000
Printing and engraving fees	150,000
Registrar and Transfer Agent’s fees	10,000
Miscellaneous fees and expenses	20,000

Total	$850,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article VIII of the Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) and Article 6 of the Registrant’s Restated Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant also intends to enter into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of the Registrant, its directors and officers, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

From January 1, 2002 to May 15, 2006, the Registrant has issued and sold an aggregate of 423,036 shares of common stock to directors, officers, employees, former employees, consultants and vendors at prices ranging from $0.30 to $3.30 per share, for aggregate cash consideration of approximately $221,578.

Between September 2001 and June 2002 the Registrant issued an aggregate of 23,902 shares of common stock in exchange for an aggregate of $2,868 from the exercise of warrants.

In November 2004, immediately prior to and conditioned upon its merger with Cypress, the Registrant issued an aggregate of 631,721 shares of common stock in exchange for $75,806 from the exercises of warrants.

In November 2004, immediately prior to and conditioned upon its merger with Cypress, the Registrant issued an aggregate of 1,671,064 shares of common stock upon conversion of $1.95 million of promissory notes.

In November 2004, immediately prior to and conditioned upon its merger with Cypress, the Registrant issued a total of 696,519 shares of common stock upon conversion of outstanding shares of series one preferred stock.

The Registrant has issued Cypress promissory notes in the aggregate amount of $6.1 million during 2003.

The Registrant has issued various promissory notes to Cypress under a May 2004 note purchase and line of credit agreement in the aggregate principal amount of $29,190,862.

From March 2003 to June 2005, the Registrant issued a combination of demand and promissory notes to Cypress in the aggregate principal amount of $36,500,000.

From March 18, 2004 to October 18, 2004, the Registrant issued warrants to purchase 3,821,429 shares of class A common stock to Cypress with exercise prices of $0.14 per share, in connection with certain loans.

On January 18, 2005, as contemplated by the merger with Cypress, the Registrant issued and sold 32,000,000 shares of series two convertible preferred stock to Cypress at $0.50 per share for aggregate consideration of $16,000,000, all of which will be converted into 16,000,000 shares of class B common stock in connection with this offering.

On March 17, 2005, the Registrant issued and sold 17,575,757 shares of class A common stock to Cypress at $3.30 per share for aggregate consideration of $58,000,000 consisting of debt and accounts payables cancellation, and cash.

On July 18, 2005, the Registrant issued and sold 12,000,000 shares of class A common stock to Cypress at $7.00 per share for aggregate consideration of $84,000,000 consisting of debt and accounts payables cancellation, cash, and warrant forfeitures.

On September 30, 2005, the Registrant issued 29,575,757 shares of class B common stock in exchange for 29,575,757 shares of class A common stock pursuant to the terms of an exchange agreement.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1**	Form of Restated Certificate of Incorporation of the Registrant (previously filed as Exhibit 3.(i)1 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
3.2**	Form of Amended and Restated Bylaws of the Registrant (previously filed as Exhibit 3.(i)2 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
4.1**	Specimen Class A Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
5.1*	Opinion of Jones Day
10.1**	Form of Indemnification Agreement between the Registrant and its officers and directors (previously filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.2**	1988 Incentive Stock Plan and form of agreements thereunder (previously filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)

Exhibit Number	Description
10.3**	1996 Stock Plan and form of agreements thereunder (previously filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.4**	Form of 2005 Stock Incentive Plan and form of agreements thereunder (previously filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.5**	Industrial Lease, dated March 28, 2000, between the Registrant and The Irvine Company (previously filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.6**	First Amendment, dated January 20, 2005, to Lease, dated March 28, 2000, between the Registrant and The Irvine Company (previously filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.7**	Contract of Lease, dated January 1, 2003, between SunPower Philippines Manufacturing Limited-Phil. Branch and Cypress Manufacturing Ltd.-Phil. Branch (previously filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.8**	Offer Letter dated May 22, 2003 between the Registrant and Thomas H. Werner (previously filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.9**	Offer Letter dated January 14, 2005, between the Registrant and PM Pai (previously filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.10**	Offer Letter dated April 1, 2005, between the Registrant and Emmanuel Hernandez (previously filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.11**	Offer Letter dated January 1, 1990, between Registrant and Dr. Richard Swanson (previously filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.12**	Master Separation Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.13**	Indemnification and Insurance Matters Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.14**	Investor Rights Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.15**	Employee Matters Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.16**	Tax Sharing Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.17**	Master Transition Services Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.18**	Wafer Manufacturing Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.19**	Contract of Lease dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)

Exhibit Number	Description
10.20**	Note Purchase and Line of Credit Agreement dated May 30, 2002, held by Cypress Semiconductor Corporation (previously filed as Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.21**	Amendment No. 1 to Note Purchase and Line of Credit Agreement dated May 25, 2004 (previously filed as Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.22†**	Supply Agreement, dated August 23, 2005, between the Registrant and Wacker-Chemie GmbH (previously filed as Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.23†**	Amended and Restated Supply Agreement, made as of April 14, 2005, revised as of November 10, 2005, between the Registrant and Solon AG fur Solartechnik (previously filed as Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on November 14, 2005)
10.24†**	Supply Agreement, dated April 17, 2004, between the Registrant and Conergy AG, and Appendixes thereto (previously filed as Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.25†**	SunPower Philippines Manufacturing Ltd. Terms and Conditions with M. Setek Co., Ltd. (previously filed as Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 31, 2005)
10.26**	Services agreement dated January 1, 2005 by and between Cypress Semiconductor Philippines Headquarters Ltd. Regional Operating Headquarters and SunPower Philippines Manufacturing Limited (previously filed as Exhibit 10.26 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 31, 2005)
10.27**	Asset Lease dated October 28, 2005 by and between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 31, 2005)
10.28**	SunPower Corporation 2005 Stock Unit Plan (previously filed as Exhibit 10.28 to the Registrant’s Registration Statement on Form S-1/A filed with the Commission on October 31, 2005)
10.29**	SunPower 2006 Key Employee Bonus Plan (previously filed as Exhibit 10.29 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 24, 2006)
10.30**	Credit Agreement dated December 2, 2005 among the Registrant, the several banks and other financial institutions or entities from time to time parties thereto and Credit Suisse, Cayman Islands Branch, as administrative agent (previously filed as Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 24, 2006)
10.31**	Guarantee and Collateral Agreement dated December 2, 2005 among the Registrant, the other grantors referred to therein and Credit Suisse, Cayman Islands Branch, as administrative agent (previously filed as Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 24, 2006)
10.32†**	Amendment to the Supply Agreement between the Registrant and Conergy AG on December 22, 2005, which amended the Supply Agreement between such parties dated April 17, 2004 (previously filed as Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 24, 2006)
10.33**†	Photovoltaic Module Master Supply Agreement between the Registrant and PowerLight Corporation, PowerLight Systems, AG, and their respective subsidiaries and Affiliates dated September 27, 2005 (previously filed as Exhibit 10.32 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 24, 2006)
10.34**†	Supply Agreement between the Registrant and Siltronic AG dated March 8, 2006 (previously filed as Exhibit 10.34 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2006)

Exhibit Number	Description
10.35**†	Terms and Conditions between SunPower Philippines Manufacturing Ltd. and M.Setek Company Ltd. dated January 1, 2005 (previously filed as Exhibit 10.35 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2006)
10.36**	Office Lease Agreement, dated May 15, 2006 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.36 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2006)
21.1**	List of Subsidiaries (previously filed as Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Jones Day (included in Exhibit 5.1)
24.1*	Power of Attorney (See page II-6)

*	Filed herewith.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit.

(b) Financial Statement Schedule

Schedules have been omitted because they are not applicable, not required or the information required to be set forth therein is included in the consolidated financial statement or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 6 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 16th day of May, 2006.

SUNPOWER CORPORATION

By	/S/ THOMAS H. WERNER
Thomas H. Werner
Chief Executive Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas H. Werner and Emmanuel T. Hernandez, and each of them, his or her true and lawful attorneys in fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits, thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ THOMAS H. WERNER Thomas H. Werner	Chief Executive Officer (Principal Executive Officer) and Director	May 16, 2006

/S/ EMMANUEL T. HERNANDEZ Emmanuel T. Hernandez	Chief Financial Officer (Principal Financial and Accounting Officer)	May 16, 2006

/S/ T. J. RODGERS T. J. Rodgers	Chairman of the Board	May 16, 2006

/S/ W. STEVE ALBRECHT W. Steve Albrecht	Director	May 16, 2006

/S/ BETSY S. ATKINS Betsy S. Atkins	Director	May 16, 2006

/S/ PATRICK WOOD Patrick Wood	Director	May 16, 2006

Exhibit Index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1**	Form of Restated Certificate of Incorporation of the Registrant (previously filed as Exhibit 3.(i)1 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
3.2**	Form of Amended and Restated Bylaws of the Registrant (previously filed as Exhibit 3.(i)2 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
4.1**	Specimen Class A Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
5.1*	Opinion of Jones Day
10.1**	Form of Indemnification Agreement between the Registrant and its officers and directors (previously filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.2**	1988 Incentive Stock Plan and form of agreements thereunder (previously filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.3**	1996 Stock Plan and form of agreements thereunder (previously filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.4**	Form of 2005 Stock Incentive Plan and form of agreements thereunder (previously filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.5**	Industrial Lease, dated March 28, 2000, between the Registrant and The Irvine Company (previously filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.6**	First Amendment, dated January 20, 2005, to Lease, dated March 28, 2000, between the Registrant and The Irvine Company (previously filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.7**	Contract of Lease, dated January 1, 2003, between SunPower Philippines Manufacturing Limited-Phil. Branch and Cypress Manufacturing Ltd.-Phil. Branch (previously filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.8**	Offer Letter dated May 22, 2003 between the Registrant and Thomas H. Werner (previously filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.9**	Offer Letter dated January 14, 2005, between the Registrant and PM Pai (previously filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.10**	Offer Letter dated April 1, 2005, between the Registrant and Emmanuel Hernandez (previously filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.11**	Offer Letter dated January 1, 1990, between Registrant and Dr. Richard Swanson (previously filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.12**	Master Separation Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.13**	Indemnification and Insurance Matters Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.14**	Investor Rights Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)

1

Exhibit Number	Description
10.15**	Employee Matters Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.16**	Tax Sharing Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.17**	Master Transition Services Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.18**	Wafer Manufacturing Agreement dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.19**	Contract of Lease dated October 6, 2005 between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 11, 2005)
10.20**	Note Purchase and Line of Credit Agreement dated May 30, 2002, held by Cypress Semiconductor Corporation (previously filed as Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.21**	Amendment No. 1 to Note Purchase and Line of Credit Agreement dated May 25, 2004 (previously filed as Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.22†**	Supply Agreement, dated August 23, 2005, between the Registrant and Wacker-Chemie GmbH (previously filed as Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.23†**	Amended and Restated Supply Agreement, made as of April 14, 2005, revised as of November 10, 2005, between the Registrant and Solon AG fur Solartechnik (previously filed as Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on November 14, 2005)
10.24†**	Supply Agreement, dated April 17, 2004, between the Registrant and Conergy AG, and Appendixes thereto (previously filed as Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
10.25†**	SunPower Philippines Manufacturing Ltd. Terms and Conditions with M. Setek Co., Ltd. (previously filed as Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 31, 2005)
10.26**	Services agreement dated January 1, 2005 by and between Cypress Semiconductor Philippines Headquarters Ltd. Regional Operating Headquarters and SunPower Philippines Manufacturing Limited (previously filed as Exhibit 10.26 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 31, 2005)
10.27**	Asset Lease dated October 28, 2005 by and between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1/A filed with the SEC on October 31, 2005)
10.28**	SunPower Corporation 2005 Stock Unit Plan (previously filed as Exhibit 10.28 to the Registrant’s Registration Statement on Form S-1/A filed with the Commission on October 31, 2005)
10.29**	SunPower 2006 Key Employee Bonus Plan (previously filed as Exhibit 10.29 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 24, 2006)
10.30**	Credit Agreement dated December 2, 2005 among the Registrant, the several banks and other financial institutions or entities from time to time parties thereto and Credit Suisse, Cayman Islands Branch, as administrative agent (previously filed as Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 24, 2006)

2

Exhibit Number	Description
10.31**	Guarantee and Collateral Agreement dated December 2, 2005 among the Registrant, the other grantors referred to therein and Credit Suisse, Cayman Islands Branch, as administrative agent (previously filed as Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 24, 2006)
10.32†**	Amendment to the Supply Agreement between the Registrant and Conergy AG on December 22, 2005, which amended the Supply Agreement between such parties dated April 17, 2004 (previously filed as Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 24, 2006)
10.33**†	Photovoltaic Module Master Supply Agreement between the Registrant and PowerLight Corporation, PowerLight Systems, AG, and their respective subsidiaries and Affiliates dated September 27, 2005 (previously filed as Exhibit 10.32 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 24, 2006)
10.34**†	Supply Agreement between the Registrant and Siltronic AG dated March 8, 2006 (previously filed as Exhibit 10.34 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2006)
10.35**†	Terms and Conditions between SunPower Philippines Manufacturing Ltd. and M.Setek Company Ltd. dated January 1, 2005 (previously filed as Exhibit 10.35 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2006)
10.36**	Office Lease Agreement, dated May 15, 2006, between the Registrant and Cypress Semiconductor Corporation (previously filed as Exhibit 10.36 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2006)
21.1**	List of Subsidiaries (previously filed as Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 25, 2005)
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Jones Day (included in Exhibit 5.1)
24.1*	Power of Attorney (See page II-6)

*	Filed herewith.

**	Previously filed.

†	Confidential treatment has been requested for portions of this exhibit.

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